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2008 Annual Report

First Community Corporation

Contents

In this report, you will find details that outline our financial performance in 2008 as well as some perspective on the challenges and opportunities we see ahead. It is our intent to share with you, our shareholders and our valued customers, an honest assessment of the year's realities and our plans moving forward. While no one knows what tomorrow will bring, we remain committed to — and confident in — a unique business model that places us right where we want to be: financial partners to the businesses and families right here, in the Midlands of South Carolina.

A message to our shareholders

Each Sunday as I leave church, a First Community founding shareholder stops me to ask: How's our bank doing?

As I reflect on the events of 2008, it's this image that comes to mind. Perhaps it is because the recurring event demonstrates so succinctly what it means to be a community bank. We are here to meet the needs of our customers, of course. But we are also accountable to those who have placed their investment dollars — and their trust — with us. These are people whom we see at the grocery store or at the baseball field or (as in this particular case) at church. As CEO of First Community, I feel a deep and abiding responsibility to not let them down.

Needless to say, reporting on the tumult that was 2008 is not an easy or pleasant task. A year that we expected to be one of our most successful ended with a loss of $6.9 million and a negative total return to stockholders of 35 percent. This report outlines the one unexpected event that led to that decline, as well as a number of economic and internal indicators that position us well moving forward.

It is difficult to acknowledge the losses, but it is our intent to share with you an honest assessment of the year 2008. I hope you will take a few minutes to read the entire report. While no one knows what the future will bring, we believe you will find First Community well positioned for tomorrow.

On behalf of First Community Corporation Chairman of the Board Jim Leventis, the officers of our corporation, and each of the 155 associates of First Community Bank, I thank you for your unfailing support.

Mike Crapps

Mike Crapps
President and CEO

A year of unexpected turns.



"Imponderable events." It's a phrase that well describes the meltdown on Wall Street, and subsequently the financial services industry, as the months of 2008 marched on. In the year's tracks lay a scattering of the world's most respected and powerful institutions, as the fire ignited by collapses jumped sector to sector, community to community.

We were not immune. The year 2008 will go down as one of the most challenging in the history of First Community, with losses totaling $6.9 million and a negative total return to stockholders of 35 percent. These are difficult facts to acknowledge.

And yet against the economic backdrop in which we were functioning, and compared to peer bank ratios, we remain strong. We exceed the regulatory guidelines to be classified "well capitalized," a designation that is highly valued in this environment because it is considered the best indicator that a bank is solid and positioned well for the future. In fact, First Community exceeded the "well capitalized" regulatory requirements in three key areas. Actual capital ratios, as compared to the standards established to be designated as "well capitalized," are profiled below.

"Well Capitalized" Requirement		FCCO	FCCO Excess Capital
Tier 1 Capital Ratio	6.0%	12.6%	$26.4 million
Total Capital Ratio	10%	13.7%	$14.8 million
Tier 1 Leverage Ratio	5%	8.3%	$20.0 million



There are other important performance measures, as well. In 2008, First Community Bank experienced 7.4 percent ($21MM) loan growth, totaling $78MM in new loans during the year. Due to our high lending standards, the quality of the loan portfolio held up well through the fourth quarter. Net charge-offs for the year were 0.32 percent, which compares with a peer bank ratio of .52 percent. While higher than the prior year, First Community's 2008 nonperforming assets to total assets was .39 percent, compared to peer banks at 1.72 percent. While these rates are favorable in comparison to current industry standards, we remain concerned about the impact of this economic environment on our customer base of local businesses and professionals.



May 2008

Relay for Life teams formed at First Community banking offices; $13,000 raised for the American Cancer Society

The year saw solid growth in core deposits, at 4.4 percent ($15.2MM) from $344.5 in December 2007 to $359.7MM in December 2008. There are a number of factors that contributed to this exciting growth during what turned out to be such a tumultuous year for the financial services sector nationally. First Community Bank launched a new personal sweep account that proved popular among our existing client base and was also a good tool for customer acquisition. We continued to place a lot of focus on our retail banking environment — meeting each customer with a warm smile, working hard to meet their needs, providing financial solutions to families throughout the Midlands. We also experienced some increased late year activity that can be attributed to the appeal of our style of community banking amid the instability of the national and regional financial markets.



This is news that is particularly good. Key to sustainable success for our bank is the fact that our funding base is not reliant on broker markets. Our core deposits are relationship based, and those relationships are with people who live and work right here in the communities we serve. This distinct point of difference for our bank has only become more relevant in this new economy. It's why you saw us take to the airwaves with a message of calm reassurance in the fourth quarter. Local businesses make up the very fiber of our local economy, and local business owners are trying to make the very best decisions they can to remain financially stable in this crisis. We want them to know they don't have to go it alone. We are here to meet with them, counsel them, and where appropriate, to make the loans they need to weather the storm or to take advantage of a new market opportunity.



Opportunity abounds.

Milestones

September 2008

First Community Financial Consultants formed.

October 2008

First Community Bank named one of the "Best Places to Work in South Carolina" by the South Carolina Chamber of Commerce.



Founded in 1995 with two locations: Lexington and Forest Acres

A key move we made in 2008 was the formation of a new business unit, First Community Financial Consultants. It was a decision that came from monthly business lunch roundtables. Many business owners are so focused on the success of their businesses that they neglect personal financial planning. As a financial partner to so many of these local business leaders, it made sense for us to provide this next link in our continuum of financial offerings. Little did we know how valuable this service would quickly become in helping our customers plan for the future. We look forward not only to the growth we expect to see in this financial planning and investments division, but in helping our customers find peace of mind knowing there is a financial plan in place to help them live the life they envision.

Another proud moment for First Community came when we were named one of the 2008 Best Places to Work in South Carolina by the South Carolina Chamber of Commerce. The award is meant to "identify and recognize the state's most innovative and top-notch employers," and we couldn't be more pleased. We recognize the key role our employees play in the long-term success of our organization, and we consider it a great honor to have been recognized for our culture and work environment in such a meaningful way.





The road ahead.

It's the lesson of 2008: We are all connected. Some connections are obvious, some are just coming visible, some we can't yet imagine.

These connections are becoming more significant every day in the Midlands of South Carolina. One company's accounts receivable is another's accounts payable. As the local bank for local business, we have a unique role to play in this challenging environment. We are here to provide support, encouragement and counsel to these businesses. It's a role we believe to be vital.

Interestingly, we are perfectly positioned to do so. With a 13-year track record, and with an amazing team of experienced bankers who truly care about their customers' successes, we believe everything we have done as an organization has prepared us for this moment. Since our founding in 1995, we've been here to serve as a trusted financial partner to the businesses, families and individuals of the Midlands of South Carolina. That's a commitment that matters, now more than ever.

Charitable giving in 2008: $65,000



Now serving 11 communities around the Midlands











Proud sponsor of community programs







Q
A

A conversation
with Mike Crapps,
First Community CEO,
and Joe Sawyer,
First Community CFO.

Q

First Community now has a 13-year history. With that established track record and a detailed business plan, were you prepared for what 2008 had in store?

M: Obviously, the depth and breadth of this economic crisis surprised the savviest of forecasters — no one could have predicted the impact the housing crisis, and related subprime lending issues, would have on Wall Street, much less Main Street. But we have a long history of very disciplined, very focused planning. So I believe we are in the best possible position to ride out the storm.

Q: Did First Community participate in subprime lending?

M: No. Quite honestly, we never considered it; our management team knew it wasn't consistent with our core values. We have always been conservative lenders. We want to protect the investment our shareholders have made in the bank, of course, but we also have a genuine belief that making a loan to a family or a business that cannot afford to pay it back is not good business, because it is not in *their* best interest. It's our responsibility to look out for *our customer*, first and foremost.

Q

First Community performed well during 2008 and yet lost $6.9 million. What happened?

J: In the third quarter of the year, the U.S. Treasury Department announced its decision to place the Federal Home Loan Corporation, commonly known as Freddie Mac, into conservatorship and to suspend cash dividends paid on its preferred stock. We acquired this investment holding with the purchase of Newberry Federal in 2004. While we divested some Newberry Federal holdings at that time, we made the decision to retain this block. Freddie Mac was a government sponsored enterprise (GSE), so we felt our exposure was very limited. The Freddie Mac write-downs we took in the second and third quarters totaled $14.3 million, with an after-tax impact of $9.5 million. As difficult as it was to take that hit on our balance sheet, it eliminated any remaining exposure to GSE preferred securities.

Q

There's lack of consumer confidence in the marketplace, and that goes double for the financial industry. What do you see that makes you hopeful about the future?

M: I believe 2009 is going to be another tough year. I am concerned about our local economy because this is such a challenging time to be in business. Our management team — in fact, people throughout our organization — realize we have an important role to play in this recovery. So we're doing everything we can to provide support. We're conducting Business Reviews in every market we serve, meeting with our customers, and potential customers, to identify strategies to overcome whatever challenge they're facing. For many businesses, it's a matter of improving cash flow. Some can benefit from debt restructuring. Our commercial bankers are very experienced in providing this type of analysis and it's making a difference.

J: And we're making loans. For some, this recession offers a time of opportunity.

Q: I'm glad you mentioned loans. First Community received TARP funding from the federal government, a program launched to help stabilize financial markets. The program, and many financial institutions that received the funds, have come under fire in recent months.

M: Yes, TARP is an important part of the recovery effort. And it's important to understand what it can, and cannot, achieve. While there are several goals, primary among them is the expectation that this investment made by our federal government will "loosen" credit, encouraging banks to lend at levels seen before the crisis. That can be true, in instances where the money stabilizes capital ratios. The investment removes the need to hold onto the money to guard against potential future losses. When it comes to First Community Bank, our capital ratio is strong, and the money is earmarked for lending. The difficulty is that fewer businesses are seeking to borrow and there are fewer that now qualify for loans. This means there are fewer businesses to lend the money to.

J: That's such an important point. Our lending standards are the same today that they have always been. We are conservative lenders. We simply believe it is in no one's best interest to make a loan that can't be paid back. It's not good for our shareholders, it's not good for the bank, and it's certainly not good for the person or business that then finds itself in default.

M: In fact, "loose" lending helped get our country in the situation we face today.

What do you see on the horizon?

M: I am hopeful. This is a difficult time for many, but there is something fundamental and exciting about the entrepreneurial spirit that is being born of this crisis. The economic landscape is being rearranged, and there are new opportunities every day.

J: We are keeping a close eye on what is happening nationally. But our focus is right here, in the Midlands of South Carolina. We have a long view but we work every day to provide the very best counsel, and the very best support, to people who live and work right here.

M: We know this marketplace intimately. We are very well positioned to be a friend to our customers during this difficult time. And when the market changes — and it will — we will be ready for the shift.

What do you want your shareholders and customers to know about First Community today?

M: First, that we accept responsibility for the losses we suffered in 2008. It is still difficult to acknowledge those numbers. We simply didn't see the downfall of Freddie Mac and Fannie Mae coming — it was unfathomable. But when it happened, we dealt with the situation as openly and swiftly as we could. Second, that we remain a very strong financial institution. You can see that in the numbers in this annual report, and I'm pleased we are positioned well for the future. Third — and most importantly, we remain committed to the communities we serve. This financial crisis will be solved through the initiative and perseverance of small businesses across this country. We are here to do what we can to support the efforts of our friends and neighbors right here. It's why we were formed, and it's why we've come to work every day since our founding. It's the reason First Community Bank exists.

Financial Information

Assets, Loans and Deposits (in millions)



$700
$600
$500
$400
$300
$200
$100
0
Total Assets (in millions)
Total Loans (in millions)
Total Deposits (in millions)
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Net Income (in millions)



$4.0
$2.0
0
– $2.0
– $4.0
– $6.0
– $8.0
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008

Selected Financial Data

(amounts in thousands, except per share data)	Year ended December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
OPERATIONS STATEMENT DATA:					
Net interest income	$ 17,198	$ 15,290	$ 14,323	$ 12,994	$ 9,596
Provision for loan losses	2,129	492	528	329	245
Non-interest income	(10,084)	5,017	4,401	3,298	1,774
Non-interest expense	15,539	14,125	13,243	11,838	7,977
Income taxes	(3,761)	1,725	1,452	1,032	963
Net income (loss)	$ (6,793)	$ 3,965	$ 3,501	$ 3,093	$ 2,185
Preferred stock dividends	71	–	–	–	–
Net income (loss) available to common shareholders	$ (6,864)	$ 3,965	$ 3,501	$ 3,093	$ 2,185
PER SHARE DATA:					
Net income diluted	$ (2.14)	$ 1.21	$ 1.10	$ 1.04	$ 1.09
Cash dividends	0.32	0.27	0.23	0.20	0.20
Book value per common share at period end	17.76	19.93	19.36	17.82	18.09
Tangible book value per common share at period end	8.50	10.67	10.05	8.34	8.19
BALANCE SHEET DATA:					
Total assets	$650,233	$565,613	$548,056	$467,455	$455,706
Loans	332,964	310,028	275,189	221,668	186,771
Securities	235,075	175,258	176,523	176,372	196,026
Deposits	423,798	405,855	414,941	349,604	337,064
Shareholders' equity	68,156	63,996	63,208	50,767	50,463
Average shares outstanding	3,208	3,234	3,097	2,847	1,903
PERFORMANCE RATIOS:					
Return on average assets:					
GAAP earnings (loss)	(1.10%)	0.72%	0.68%	0.67%	0.76%
Operating earnings[1]	0.51%	0.71%	0.69%	0.64%	0.76%
Return on average common equity:					
GAAP earnings (loss)	(10.89%)	6.24%	6.12%	6.12%	8.00%
Operating earnings[1]	5.04%	6.19%	6.21%	5.84%	7.93%
Return on average tangible common equity:					
GAAP earnings (loss)	(21.60%)	11.83%	12.69%	13.33%	10.39%
Operating earnings[1]	10.00%	11.74%	12.86%	12.72%	10.35%
Net interest margin	3.16%	3.21%	3.27%	3.30%	3.72%
Dividend payout ratio	–	21.95%	20.35%	18.35%	17.39%
ASSET QUALITY RATIOS:					
Allowance for loan losses to period end total loans	1.38%	1.14%	1.17%	1.22%	1.48%
Allowance for loan losses to non-performing assets	178.53%	286.06%	688.44%	487.54%	1,250.68%
Non-performing assets to total assets	.39%	.22%	.09%	.12%	.03%
Net charge-offs to average loans	.34%	.06%	.13%	.19%	.13%
CAPITAL AND LIQUIDITY RATIOS:					
Tier 1 risk-based capital	12.58%	13.66%	13.48%	13.24%	12.91%
Total risk-based capital	13.73%	14.61%	14.40%	14.12%	13.86%
Leverage ratio	8.28%	9.31%	9.29%	9.29%	8.51%
Equity to assets ratio	10.48%	11.31%	11.53%	10.86%	9.60%
Average loans to average deposits	75.45%	73.45%	64.83%	59.81%	61.00%

[1]Reconciliations

The following is a reconciliation for the five years ended December 31, 2008, of net income (loss) as reported for generally accepted accounting principles ("GAAP") and the non-GAAP measure referred to above:

(dollars in thousands)	December 31,				
	2008	**2007**	**2006**	**2005**	**2004**
Net income (loss), As Reported (GAAP)	$ (6,793)	$ 3,965	$ 3,501	$ 3,093	$ 2,185
Add: Income tax expense (benefit)	(3,761)	1,725	1,452	1,032	963
	(10,554)	5,690	4,953	4,125	3,148
Non-operating items:					
(Gain) loss on sale of securities	28	(49)	69	(188)	(11)
Other-than-temporary-impairment charge	14,494	–	–	–	–
Pre-tax operating earnings (loss)	3,968	5,641	5,022	3,937	3,137
Related income tax expense	825	1,708	1,472	985	960
Operating earnings, (net income, excluding non operating items)	$ 3,143	$ 3,933	$ 3,550	$ 2,952	$ 2,177

Consolidated Balance Sheets

(amounts in thousands, except par values)	Year ended December 31,	
	2008	**2007**
ASSETS:		
Cash and due from banks	$ 8,722	$ 9,439
Interest-bearing bank balances	667	48
Federal funds sold and securities purchased under agreements to resell	2,978	4,194
Investment securities – available for sale	155,378	160,908
Investment securities – held to maturity (market value of $62,611 and $6,361 at December 31, 2008 and 2007, respectively)	69,482	6,317
Investment securities, at fair value	2,505	2,876
Other investments, at cost	7,710	5,157
Loans	332,964	310,028
Less, allowance for loan losses	4,581	3,530
Net loans	328,383	306,498
Property, furniture and equipment – net	19,378	19,702
Bank owned life insurance	10,239	9,920
Goodwill	27,761	27,761
Intangible assets	2,123	1,983
Other assets	14,907	10,810
Total assets	$ 650,233	$ 565,613
LIABILITIES:		
Deposits:		
Non-interest bearing demand	$ 65,751	$ 79,509
NOW and money market accounts	94,256	88,038
Savings	22,461	24,272
Time deposits less than $100,000	155,319	122,436
Time deposits $100,000 and over	86,011	91,600
Total deposits	423,798	405,855
Securities sold under agreements to repurchase	28,151	23,334
Federal Home Loan Bank Advances	105,954	49,299
Federal Home Loan Bank Advances, at fair value	2,582	1,533
Junior subordinated debt	15,464	15,464
Other borrowed money	152	190
Other liabilities	5,976	5,942
Total liabilities	582,077	501,617
SHAREHOLDERS' EQUITY:		
Preferred stock, par value $1.00 per share; 10,000,000 shares authorized; 11,350 issued and outstanding	10,850	-
Common stock, par value $1.00 per share; 10,000,000 shares authorized; issued and outstanding 3,227,039 in 2008 and 3,211,011 in 2007	3,227	3,211
Common stock warrants issued	509	-
Nonvested restricted stock	(186)	-
Additional paid in capital	48,732	48,617
Retained earnings	6,263	14,564
Accumulated other comprehensive income	(1,239)	(2,396)
Total shareholders' equity	68,156	63,996
Total liabilities and shareholders' equity	$ 650,233	$ 565,613

Consolidated Statements of Income (Loss)

(amounts in thousands, except per share data)	Year ended December 31, 2008	2007	2006
INTEREST INCOME:			
Loans, including fees	$ 21,503	$ 22,243	$ 18,613
Investment securities – taxable	10,822	7,893	7,555
Investment securities – non taxable	367	433	336
Other short term investments	316	386	741
Total interest income	33,008	30,955	27,245
INTEREST EXPENSE:			
Deposits	11,264	11,794	9,829
Securities sold under agreement to repurchase	353	1,118	805
Other borrowed money	4,193	2,753	2,288
Total interest expense	15,810	15,665	12,922
Net interest income	17,198	15,290	14,323
Provision for loan losses	2,129	492	528
Net interest income after provision for loan losses	15,069	14,798	13,795
NON-INTEREST INCOME:			
Deposit service charges	2,682	2,722	2,390
Mortgage origination fees	579	407	451
Commission on sale non deposit products	334	356	321
Gain (loss) on sale of securities	(28)	49	(69)
Other-than-temporary-impairment write-down on securities	(14,494)	–	–
Fair value gain (loss) adjustments	(623)	168	68
Gain on early extinguishment of debt	–	–	159
Other	1,466	1,315	1,081
Total non-interest income (loss)	(10,084)	5,017	4,401
NON-INTEREST EXPENSE:			
Salaries and employee benefits	7,964	7,301	6,886
Occupancy	1,155	1,160	946
Equipment	1,289	1,270	1,241
Marketing and public relations	563	458	329
Amortization of intangibles	507	670	637
Other	4,061	3,266	3,204
Total non-interest expense	15,539	14,125	13,243
Net income (loss) before tax	(10,554)	5,690	4,953
Income tax expense (benefit)	(3,761)	1,725	1,452
Net income (loss)	$ (6,793)	$ 3,965	$ 3,501
Preferred stock dividends	71	–	–
Net income (loss) available to common shareholders	$ (6,864)	$ 3,965	$ 3,501
BASIC EARNINGS (LOSS) PER COMMON SHARE	$ (2.14)	$ 1.23	$ 1.13
DILUTED EARNINGS (LOSS) PER COMMON SHARE	$ (2.14)	$ 1.21	$ 1.10

FIRST COMMUNITY CORPORATION

5455 Sunset Boulevard
Lexington, South Carolina 29072

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

April 17, 2009

Dear Fellow Shareholder:

We cordially invite you to attend the 2009 Annual Meeting of Shareholders of First Community Corporation, the holding company for First Community Bank, N.A. At the meeting, we will report on our performance in 2008 and answer your questions. We look forward to discussing both our accomplishments and our plans with you. We hope that you can attend the meeting and look forward to seeing you there.

This letter serves as your official notice that we will hold the meeting on May 20, 2009 at 11:00 a.m. at the South Carolina State Museum, Vista Room, 301 Gervais Street, Columbia, South Carolina for the following purposes:

1. To elect five Class III directors to serve on the board of directors each for three-year terms;
2. To approve the compensation of our named executive officers as determined by the human resources/compensation committee and the board of directors (this is a non-binding, advisory vote);
3. To ratify the appointment of our independent registered public accountants; and
4. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Shareholders owning our common stock at the close of business on March 31, 2009 are entitled to attend and vote at the meeting. A complete list of these shareholders will be available at the company's offices prior to the meeting.

Please use this opportunity to take part in the affairs of your company by voting on the business to come before this meeting. Even if you plan to attend the meeting, we encourage you to vote as soon as possible by telephone, through the Internet, or by signing, dating and mailing your proxy card in the envelope enclosed. Telephone and Internet voting permits you to vote at your convenience, 24 hours a day, seven days a week. Detailed voting instructions are included on your proxy card. However, if your shares are held in "street name," you will need to obtain a proxy form from the institution that holds your shares in order to vote at our annual meeting.

By order of the Board of Directors,

James C. Leventis
Chairman of the Board

Michael C. Crapps
President and Chief Executive Officer

FIRST COMMUNITY CORPORATION
5455 Sunset Boulevard
Lexington, South Carolina 29072

Proxy Statement for Annual Meeting of Shareholders to be Held on May 20, 2009

Our board of directors is soliciting proxies for the 2009 Annual Meeting of Shareholders. This proxy statement contains important information for you to consider when deciding how to vote on the matters brought before the meeting. We encourage you to read it carefully. We are distributing this proxy statement on or about April 17, 2009.

Voting Information

The board set March 31, 2009 as the record date for the meeting. Shareholders owning our common stock at the close of business on that date are entitled to attend and vote at the meeting, with each share entitled to one vote. There were 3,236,190 shares of common stock outstanding on the record date. A majority of the outstanding shares of common stock entitled to vote at the meeting will constitute a quorum. We will count abstentions and broker non-votes, which are described below, in determining whether a quorum exists.

Many of our shareholders hold their shares through a stockbroker, bank, or other nominee rather than directly in their own name. If you hold our shares in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these materials are being forwarded to you by your broker or nominee, which is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee how to vote and are also invited to attend the annual meeting. However, since you are not the shareholder of record, you may not vote these shares in person at the meeting unless you obtain a signed proxy from the shareholder of record giving you the right to vote the shares. Your broker or nominee has enclosed or provided a voting instruction card for you to use to direct your broker or nominee how to vote these shares.

When you sign the proxy card, you appoint David K. Proctor and Joseph G. Sawyer as your representatives at the meeting. Messrs. Proctor and Sawyer will vote your proxy as you have instructed them on the proxy card. If you submit a proxy but do not specify how you would like it to be voted, Messrs. Proctor and Sawyer will vote your proxy for the election to the board of directors of all nominees listed below under "Election of Directors," for the approval of the compensation of our named executive officers as determined by the human resources/compensation committee and the board of directors (this is a non-binding, advisory vote); and for the ratification of the appointment of our independent registered public accountants for the year ending December 31, 2009. We are not aware of any other matters to be considered at the meeting. However, if any other matters come before the meeting, Messrs. Proctor and Sawyer will vote your proxy on such matters in accordance with their judgment.

- With respect to Proposal No. 1, the directors will be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. This means that the individuals who receive the highest number of votes are selected as directors up to the maximum number of directors to be elected at the meeting.
- With respect to Proposal No. 2, the proposal will be approved if the number of shares of common stock voted in favor of the matter exceed the number of shares of common stock voted against the matter. *This vote is advisory and will not be binding upon our board of directors.* However, the human resources/compensation committee will take into account the outcome of the vote when considering future executive compensation arrangements.

- With respect to Proposal No. 3, the proposal will be approved if the number of shares of common stock voted in favor of the matter exceed the number of shares of common stock voted against the matter.

Assuming there is a quorum at the meeting, abstentions, broker non-votes, and the failure to return a signed proxy will have no effect on the outcome of the vote on any of the above matters.

You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this by signing and delivering another proxy with a later date or by voting in person at the meeting.

Brokers who hold shares for the accounts of their clients may vote these shares either as directed by their clients or in their own discretion if permitted by the exchange or other organization of which they are members. Proxies that brokers do not vote on some proposals but that they do vote on others are referred to as "broker non-votes" with respect to the proposals not voted upon. A broker non-vote does not count as a vote in favor of or against a particular proposal for which the broker has no discretionary voting authority. In addition, if a shareholder abstains from voting on a particular proposal, the abstention does not count as a vote in favor of or against the proposal.

Solicitations of proxies may be made in person or by mail, telephone, or other means. We are paying for the costs of preparing and mailing the proxy materials and of reimbursing brokers and others for their expenses of forwarding copies of the proxy materials to our shareholders. Upon written or oral request, we will promptly deliver a separate copy of our annual report on Form 10-K or this proxy statement to our shareholders at a shared address to which a single copy of the document was delivered. Our directors, officers, and employees may assist in soliciting proxies, but will not receive additional compensation for doing so.

Important Notice of Internet Availability. This proxy statement and the accompanying 2008 Annual Report on Form 10-K and 2008 Annual Report Overview are available to the public for viewing on the Internet at *http://www.cfpproxy.com/5474*. Directions to the meeting are available on our website at: *www.firstcommunitysc.com*.

Proposal No. 1: Election of Directors

The board of directors is divided into three classes with staggered terms, so that the terms of only approximately one-third of the board members expire at each annual meeting. The current terms of the Class III directors will expire at the meeting. The terms of the Class I directors will expire at the 2010 Annual Shareholders Meeting and the terms of the Class II directors will expire at the 2011 Annual Shareholders Meeting. Our directors and their classes are:

Class I	Class II	Class III
Richard K. Bogan, M.D.	Thomas C. Brown	Chimin J. Chao
Michael C. Crapps	O.A. Ethridge, D.M.D.	James C. Leventis
Hinton G. Davis	W. James Kitchens, Jr.	Loretta R. Whitehead
Anita B. Easter	Roderick M. Todd, Jr.	J. Thomas Johnson
George H. Fann, Jr., D.M.D.	Mitchell M. Willoughby	Alexander Snipe, Jr.

There are currently five directors in Class III. Shareholders will elect five nominees as Class III directors at the meeting to serve a three-year term, expiring at the 2012 Annual Shareholders Meeting. The directors will be elected by a plurality of the votes cast at the meeting. This means that the five Class III nominees receiving the highest number of votes will be elected directors. The board of directors recommends that you elect Chimin J. Chao, James C. Leventis, Loretta R. Whitehead, J. Thomas Johnson, and Alexander Snipe, Jr. as Class III directors. All nominees are currently members of the board and each has consented to being named in this proxy statement and to serving as a director on the board if elected.

If you submit a proxy but do not specify how you would like it to be voted, Messrs. Proctor and Sawyer will vote your proxy to elect Mr. Chao, Mr. Leventis, Ms. Whitehead, Mr. Johnson, and Mr. Snipe. If any of these nominees is unable or fails to accept nomination or election (which we do not anticipate), Messrs. Proctor and Sawyer will vote instead for a replacement to be recommended by the board of directors, unless you specifically instruct otherwise in the proxy.

Information Regarding Nominees for Directors

Set forth below is certain information about the Class III nominees, each of whom is also a director of the bank:

Chimin J. Chao, 53, Class III director, has served as a director of the company since its formation in 1994. Mr. Chao lives in Lexington, South Carolina and since 1987 has been president of the engineering firm Chao and Associates, Inc. in Irmo, South Carolina. Mr. Chao is a member of the American Society of Engineers and the National Society of Professional Engineers. He received a M.S. degree in Structural Engineering at the University of South Carolina and holds a Professional Engineer license and General Contractors license in South Carolina.

James C. Leventis, 71, Class III director, chairman of the board, has served as chairman of the board of directors of the company since its formation in 1994. Mr. Leventis has announced that he will step down as chairman effective May 19, 2009, but has been nominated for re-election as a Class III director. Mr. Leventis is of counsel with the law firm Rogers, Townsend & Thomas, PC where he has practiced since 1996. Mr. Leventis received a J.D. degree and a B.S. degree in Business Administration from the University of South Carolina. Mr. Leventis also has extensive experience in the banking industry. From 1964 to 1968, Mr. Leventis was a commercial lending officer with First National City Bank of New York; from 1968 to 1974, he served as vice president and general manager of Genway Corp., a nationwide leasing system of General Motors dealers; and from 1985 to 1988, he served as president and chairman of Republic National Bank in Columbia. Mr. Leventis is also past vice chairman of the School Board of Richland District I, a past member and former chairman of the Richland County Council and Central Midlands Regional Planning Council, and past president of the Alumni Association of the University of South Carolina. He served on the boards of the South Carolina State Chamber of Commerce, South Carolina Bankers Association, Business Development Corporation, the Governor's School for Science and Mathematics, the Indian Waters Council and Southeastern Region Boy Scouts of America, the City Center Partnership of Columbia, and the Blue Ribbon Committee, Richland County School District One.

Loretta R. Whitehead, 66, Class III director, has served as a director of the company since its formation in 1994. Ms. Whitehead has been a realtor since 1981 and is currently a broker in charge of EXIT Real Estate Consultants in Lexington, South Carolina. She taught full-time from 1964 through 1968 after receiving a B.A. degree in English and Elementary Education from Columbia College in 1963. She is chairman of the Lexington Medical Center Foundation. She also took additional graduate work at the University of South Carolina and University of Tennessee from 1963 through 1968.

J. Thomas Johnson, 62, Class III director, has served as vice chairman of the board since our merger with DutchFork BancShares in October 2004. From October 2004 until October 2007 he served as executive vice president of the company and the bank. From 1984 until October 2004, Mr. Johnson served as chairman and chief executive officer of DutchFork BancShares and Newberry Federal Savings Bank. Mr. Johnson has been in banking since 1968. He has served as chairman of the Community Financial Institutions of South Carolina and formerly served on the board of directors of the South Carolina Bankers Association. He is a member of the board of directors of the Federal Home Loan

Bank of Atlanta representing South Carolina member banks. He is also chairman of Business Carolina, a statewide economic development lender. He received a B.S. in Marketing in 1968 from the University of South Carolina. He currently serves on the boards of the Newberry Opera House Foundation, the Central Carolina Alliance, the Central Carolina Community Foundation, and S.C. Independent Colleges and Universities.

Alexander Snipe, Jr., 58, has served as a Class III director of our company since May 2005. Mr. Snipe has been the president and chief executive officer of Glory Communications, Inc. since September 1992. Glory Communications, Inc. operates five gospel radio stations located in South Carolina markets, including its first station, WFMV, which began broadcasting in November 1993 in Columbia, South Carolina. Prior to forming Glory Communications, Inc., Mr. Snipe was the general sales manager at a radio station for 10 years. He has over 20 years of broadcasting experience. Mr. Snipe serves on the board of the William L. Bonner Bible College, The National Association of Broadcasters Radio Board, The Radio Board's Membership Committee (chairman), and The Gospel Heritage Foundation. Mr. Snipe is a former board member of the Columbia Urban League and The Gospel Music Association, and he is past president of the South Carolina Broadcasters Association.

Information Regarding Continuing Directors

Set forth below is also information about each of the company's other directors and each of its executive officers. Each of the following directors is also a director of our bank.

Richard K. Bogan, 63, Class I director, has served as a director of the company since its formation in 1994. Dr. Bogan has practiced medicine in Columbia, South Carolina since he started Pulmonary Associates of Carolina in 1978. He graduated with a B.S. degree from Wofford College in Spartanburg in 1966 and earned an M.D. degree from the Medical College of South Carolina in Charleston in 1970. Dr. Bogan has been president of Bogan Consulting, Inc., a medical consulting company, since December 1992 and holds memberships in numerous medical organizations. He is currently chairman and chief medical officer of SleepMed Inc. and has served in this position since 1999.

Michael C. Crapps, 50, Class I director, has served as our president and chief executive officer and as a director of the company since its formation in 1994. A lifelong Lexington County resident, he began his banking career with South Carolina National Bank in 1980, and by the time he changed jobs in 1985 he was a vice president and senior commercial lender in a regional office of that bank. From 1985 to 1993, he worked for Republic National Bank in Columbia, becoming president, chief executive officer, and a director of that bank. During his career, Mr. Crapps has been responsible for virtually all aspects of banking, including branches, commercial banking, operations, credit administration, accounting, human resources, and compliance. He also serves the banking industry through his involvement in the South Carolina Bankers Association having served as its chairman and on its board of directors. Mr. Crapps was selected as the 1997 Young Banker of the Year by the South Carolina Bankers Association. He received a B.S. degree in Economics in 1980 from Clemson University and an M.B.A. degree from the University of South Carolina in 1984. Mr. Crapps is also a graduate of the L.S.U. Banking School of the South. Mr. Crapps is presently on the boards of directors of the South Atlantic Division of the American Cancer Society (and is the immediate past chairman), the Saluda Shoals Park Foundation and the Lexington School District #1 Foundation. He is also a past chairman of the Lexington Chamber of Commerce.

Hinton G. Davis, 71, Class I director, has served as a director of the company since its formation in 1994. Mr. Davis is the founder and former chief executive officer of Capital City Insurance Company, Inc. and Davis Garvin Agency, Inc., an insurance company and insurance agency, respectively. Since founding these companies in 1981, Mr. Davis worked as chief executive officer and primary owner of three related insurance businesses: Southeastern Claims Services, Inc., Capital E & S Brokers, and Charter Premium Audits. In 2007, Mr. Davis sold the insurance company, insurance agency and related companies. He continues to be associated with the various companies in a consulting capacity. Mr. Davis has resided in Columbia for over 20 years and holds a B.B.A. degree in Insurance from the University of Georgia.

Anita B. Easter, 64, Class I director, has served as a director of the company since its formation in 1994. Ms. Easter is retired. She is a former owner and director or Anchor Continental, Inc., a manufacturer of pressure-sensitive tapes. As a Registered Nurse, she returned to school and received a B.S. in Nursing from the University of South Carolina and was inducted into Sigma Theta Tau , the international honor society for nurses. She is past chair of the Greater Columbia Community Relations Council and is a member of the Columbia Luncheon Club, The League of Women Voters , and The USC College of Nursing Partnership Board.

George H. Fann, Jr., D.M.D., 64, Class I director, has served as a director of the company since its formation in 1994. Dr. Fann has practiced dentistry in West Columbia, South Carolina for 38 years. He earned a B.S. degree from Clemson University in 1966 and a D.M.D. from the University of Louisville School of Dentistry in 1969. Dr. Fann is past chairman of the board of directors of Lexington Medical Center in West Columbia, South Carolina. Dr. Fann is a recipient of the Order of the Palmetto awarded by the Governor of South Carolina.

Thomas C. Brown, 50, Class II director, has served as a director of the company since its formation in 1994. Since 1989, Mr. Brown has been the president and owner of T.C.B. Enterprises of South Carolina, Inc., a restaurant business based in Myrtle Beach. Mr. Brown graduated from Clemson University in 1981 with a B.S. degree in Civil Engineering. He serves part-time as an ordained minister at All Saints Church, Pawleys Island, South Carolina.

O.A. Ethridge, D.M.D., 65, Class II director, has served as a director of the company since its formation in 1994. Dr. Ethridge currently resides in Lexington, South Carolina and has practiced children's dentistry in West Columbia, South Carolina for more than 20 years. After graduating with a B.A. degree in Science from Erskine College in Due West, South Carolina in 1965, Dr. Ethridge received a D.M.D. in 1971 from the University of Louisville School of Dentistry in Louisville, Kentucky. He became a pedodontist in 1974 after receiving a pedodontist specialty from Children's Medical Center in Dayton, Ohio.

W. James Kitchens, Jr., 47, Class II director, has served as a director of the company since its formation in 1994. Mr. Kitchens is a Certified Public Accountant and holds the Chartered Financial Analyst designation. He is the president of The Kitchens Firm, P.A., a certified public accounting firm in Columbia. Mr. Kitchens earned a B.S. degree in Mathematics from The University of the South and an M.B.A. degree from Duke University.

Roderick M. Todd, Jr., 44, Class II director, has served as a director of the company since our merger with DeKalb Bankshares, Inc. in June 2006. He served as a director of DeKalb Bankshares, Inc. and the Bank of Camden from its inception in 2001 until June 2006. In July 2000, Mr. Todd founded the law firm Roderick M. Todd, Jr. Attorney and Counselor at Law. Formerly he was a partner in Cooper and Todd, LLP, Attorneys, from 1994 to 2000. He currently serves as a Summary Court Judge, for Kershaw County, South Carolina and as a Municipal Judge for the City of Camden, South Carolina.

Mitchell M. Willoughby, 61, Class II director, has served as a director of the company since its formation in 1994. On March 17, 2009 Mr. Willoughby was elected to serve as chairman of the board beginning on May 19, 2009. Mr. Willoughby has lived in Columbia, South Carolina since 1970, has practiced law in the community since 1975, and is a founding member of the law firm Willoughby & Hoefer, P.A. Mr. Willoughby formerly served as general counsel to the Greater Columbia Chamber of Commerce and currently serves as a member of the Board of Directors of the Columbia Chamber. Mr. Willoughby served three (3) years with the United States Army and over 33 years with the South

Carolina Army National Guard, retiring in 2005 with the rank of Brigadier General. He received a B.S. degree in 1969 from Clemson University and a J.D. degree from the University of South Carolina in 1975.

Information Regarding Remaining Executive Officers

Set forth below is information about our executive officers, other than Mr. Crapps who is also a director and is discussed above.

David K. Proctor, 52, has been the senior vice president/senior credit officer of the company since First Community Bank opened for business in 1995. From May 1994 to June 1995, he was the vice president of credit for Republic Leasing Company. From 1987 to 1994, he held various positions with Republic National Bank in Columbia and most recently was executive vice president and senior credit officer. He is a 1979 graduate of Clemson University with a B.S. in business administration.

Joseph G. Sawyer, 58, has been senior vice president/chief financial officer of the company since First Community Bank opened for business in 1995. Prior to joining the company, he was senior vice president and general auditor for the National Bank of South Carolina. He is a certified public accountant and a 1973 graduate of The Citadel with a B.A. in political science.

Proposal No. 2: Non-Binding, Advisory Vote on Compensation of the Named Executive Officers

The board of directors unanimously recommends that you vote FOR the approval of the compensation of our named executive officers as determined by the human resources/compensation committee and the board of directors, as disclosed in the Summary Compensation Table and in the other tables and related discussion included in this proxy statement.

We believe that our compensation policies and procedures for our named executive officers are competitive yet conservative, are focused on pay for performance principles, and are strongly aligned with the long-term interests of our shareholders. We also believe that both we and our shareholders benefit from responsive corporate governance policies and constructive and consistent dialogue. This proposal, commonly known as a "Say on Pay" proposal, gives you as a shareholder the opportunity to endorse the compensation for our named executive officers by voting to approve or not approve such compensation as described in this proxy statement. We encourage you to review the tables and our narrative discussion included in this proxy statement.

As set forth in the tables and narrative discussion under "Executive Compensation and Other Information," our compensation program for our executive officers is competitive, performance-oriented and designed to support our strategic goals. Compensation of our named executive officers for 2008 reflected our financial performance for 2008. In particular, for named executive officers:

- No bonuses were paid in 2008; and
- No regular base salary increases for 2009 were granted.

The decision to freeze executive salaries was based on the financial performance of the company in 2008 and is not a reflection of the individual performance of the executives. This represents the second time in three years that bank executives have voluntarily frozen their salaries.

The human resources/compensation committee of the board periodically engages an external compensation consultant to provide an independent and objective review of the bank's compensation program for executive management and to offer recommendations on this compensation program. The most recent review was conducted in 2008 by Amalfi Consulting, LLC and showed that compared to peer banks of similar size, geography, and performance, our executives were paid less than the market median compensation and for some executives significantly less.

On February 13, 2009, the United States Congress passed the American Recovery and Reinvestment Act of 2009 (the "ARRA"). The ARRA requires, among other things, all participants in the Troubled Asset Relief Program to permit a non-binding shareholder vote to approve the compensation of the company's executives. Accordingly, we are asking you to approve the compensation of First Community Corporation's named executive officers as described in the tabular disclosure regarding named executive officer compensation (together with the accompanying narrative disclosure) in this proxy statement. Under the ARRA, your vote is advisory and will not be binding upon our board of directors. However, the human resources/compensation committee and the board will take into account the outcome of the vote when considering future executive compensation arrangements.

Proposal No. 3: Ratification of Appointment of Independent Registered Public Accounting Firm

On March 17, 2009, the audit/compliance committee of the board of directors appointed Elliott Davis, LLC as our independent registered public accounting firm for the year ending December 31, 2009. Although we are not required to seek shareholder ratification in the selection of our accountants, we believe obtaining shareholder ratification is desirable. If the shareholders do not ratify the appointment of Elliott Davis, the audit/compliance committee will re-evaluate the engagement of our independent auditors. Even if the shareholders do ratify the appointment, our audit/compliance committee has the discretion to appoint a different independent registered public accounting firm at any time during the year if the audit/compliance committee believes that such a change would be in the best interest of us and our shareholders. We expect that a representative of Elliott Davis will attend the meeting and will be available to respond to appropriate questions from shareholders.

The board unanimously recommends that shareholders vote ***FOR*** the ratification of the appointment of Elliott Davis, LLC as our independent registered public accounting firm for the year ending December 31, 2009.

If a quorum is present, the proposal will be approved if the number of shares of common stock voted in favor of the matter exceed the number of shares of common stock voted against the matter. Abstentions, broker non-votes, and the failure to return a signed proxy will have no effect on the outcome of the vote on this matter.

CORPORATE GOVERNANCE

The board of directors met 12 times in 2008. Each director in 2008 attended at least 75% of the combined total of meetings of the board of directors and meetings of each committee on which such director served.

Neither the board nor the nomination and corporate governance committee has implemented a formal policy regarding director attendance at an annual meeting of shareholders. Board members are expected to attend the annual shareholders meeting. In 2008, 12 directors attended the 2008 Annual Meeting of Shareholders.

In accordance with NASDAQ Marketplace Rules, the board of directors determines the independence of each director and nominee for election as a director in accordance with the standards set forth in Rule 4200(a)(15). The board has determined that a majority of its members are independent as defined by the listing standards of the rule. Specifically, our board of directors has determined that the following directors are independent: Richard K. Bogan, M.D., Thomas C. Brown, Chimin J. Chao, Hinton G. Davis, Anita B. Easter, O.A. Ethridge, D.M.D., George H. Fann, Jr., D.M.D., W James Kitchens, Jr., Alexander Snipe, Jr., Roderick M. Todd, Jr., Loretta R. Whitehead, and Mitchell M. Willoughby.

The board of directors has established a Code of Business Conduct and Ethics that applies to all directors, officers and employees, which may be found on our website at *www.firstcommunitysc.com*. The information on our website is not part of this proxy statement. The company intends to post on its website all disclosures that are required by law or The NASDAQ Capital Market listing standards concerning any amendments to, or waivers from, the Code of Business Conduct and Ethics. Shareholders may request a copy of the Code of Business Conduct and Ethics by written request directed to First Community Corporation, Attention: Corporate Secretary, 5455 Sunset Blvd., Lexington, South Carolina 29072.

Shareholders may communicate directly to the board of directors in writing by sending a letter to the board at: First Community Corporation, Attention: Corporate Secretary, 5455 Sunset Blvd., Lexington, South Carolina 29072. All letters directed to the board of directors will be received and processed by the corporate secretary and will be forwarded to the chairman of the nomination and corporate governance committee without any editing or screening.

Committees of the Board

Our board of directors of has three standing committees: the audit/compliance committee, the human resources/compensation committee and the nomination and corporate governance committee. Each committee serves in a dual capacity as a committee of the company and the bank.

Audit/Compliance Committee

Membership
Mitchell M. Willoughby, Chairman
Anita B. Easter
O.A. Ethridge, D.M.D.
W. James Kitchens, Jr.
Loretta R. Whitehead

The board of directors has determined that all members are independent, as contemplated in the listing standards of The NASDAQ Capital Market. Our board has determined that Mr. Kitchens, who was appointed to the audit/compliance committee on March 16, 2004, qualifies as an audit committee financial expert under SEC rules. The audit/compliance committee met four times in 2008.

The audit/compliance committee has the responsibility of reviewing the company's financial statements, evaluating internal accounting controls, reviewing reports of regulatory authorities, and determining that all audits and examinations required by law are performed. The committee recommends to the board the appointment of the independent auditors for the next fiscal year, reviews and approves the auditor's audit plans, and reviews with the independent auditors the results of the audit and management's responses. The board of directors has adopted an audit/compliance committee charter which may be found on our website at *www.firstcommunitysc.com* by clicking on the link for "Investor Information." The charter outlines the committee's responsibilities for overseeing the entire audit function and appraising the effectiveness of internal and external audit efforts and may be amended by the board at any time. The audit/compliance committee reports its findings to the board of directors.

Human Resources/Compensation Committee

Membership
Thomas C. Brown, Chairman
Chimin J. Chao
Hinton G. Davis
Loretta R. Whitehead
J. Thomas Johnson

With the exception of J. Thomas Johnson who was an executive officer of the bank through September 30, 2007, the human resources/compensation committee is comprised entirely of independent directors as prescribed by The NASDAQ Capital Market listing standards. The board of directors has adopted a human resources/compensation committee charter, which may be found on our website at *www.firstcommunitysc.com* by clicking on the link for "Investor Information." The human resources/compensation committee met six times during 2008. This committee is responsible for determining director and executive officer compensation. The human resources/compensation committee must also meet at least semiannually to discuss and evaluate employee compensation plans in light of an assessment of any risk posed to the Company from such plans. The human resources/compensation committee annually evaluates and determines the compensation package for the President/Chief Executive Officer. The committee also annually reviews the compensation packages for members of the bank's Executive Committee. The President/Chief Executive Officer has the responsibility to annually evaluate the performance of each of the members of the bank's Executive Committee and determine their compensation packages. Compensation packages for non-executive employees is determined by individual supervisors in conjunction with the bank's Director of Human Resources and these compensation decisions are made based on criteria included in the bank's overall budget which is approved annually by the company's board of directors.

The human resources/compensation committee is responsible for developing and making recommendations to the board with respect to the company's executive compensation policies and for the approval and administration of the company's existing and proposed executive compensation plans, including determining the contents of the company's executive compensation plans, authorizing the awards to be made pursuant to such plans and reviewing and approving annually all compensation decisions relating to the company's executive officers, including the president and chief executive officer and the other executive officers named in the Summary Compensation Table. The human resources/compensation committee conducts an annual performance review for the President/Chief Executive Officer which compares the company's performance to stated goals and objectives. The compensation package for the President/Chief Executive Officer is based on these performance results and is compared to peer compensation data provided by an external consultant to insure that the compensation package is competitive and appropriate. The President/Chief Executive Officer does not participate in and is not present during deliberation or approvals by the human resources/compensation committee with respect to his own compensation. This external consultant also provides the committee with peer director compensation data. The committee compares the company's director compensation to this peer data and develops the compensation package for directors based on the results of this review.

The human resources/compensation committee has the sole authority to select, retain and terminate a compensation consultant and approve such consultant's fees and other retention terms. In connection with their engagement of Amalfi Consulting, LLC during 2008, our human resources/compensation committee instructed Amalfi Consulting, LLC to identify a compensation peer group of publicly-traded financial institutions that is generally comparable to the Company in size, geography and performance, review the competitiveness of the compensation elements currently offered by the Company to its executives, and make recommendations and observations regarding the potential alignment of the Company's executive compensation practices, and provide analysis and recommendations on amending our supplemental executive retirement plans to comply with current tax regulations and limitations under the Capital Purchase Program.

Nomination and Corporate Governance Committee

Membership
George H. Fann, Chairman
Chimin J. Chao
Alexander Snipe, Jr.
Mitchell M. Willoughby
Roderick M. Todd, Jr.

The nomination and corporate governance committee is comprised entirely of independent directors as prescribed by The NASDAQ Capital Market listing standards. This committee met three times during 2008.

On March 16, 2004, our board adopted a nomination and corporate governance committee charter which may be found on our website at *www.firstcommunitysc.com.com* by clicking on the link for "Investor Information." The charter provides that the responsibilities of the committee include: (a) reviewing the qualifications and independence of the members of the board and its various committee assignments; (b) evaluating incumbent directors in determining consideration for reelection; (c) recommending board nominees for election as officers; (d) providing guidance on board and corporate governance issues; and (e) considering director candidates recommended by shareholders who submit nominations in accordance with our bylaws.

Shareholders who submit candidates for nomination must deliver nominations in writing to the secretary of the company no later than (i) with respect to an election to be held at an annual meeting of shareholders, 90 days in advance of such meeting; and (ii) with respect to an election to be held at a special meeting of shareholders for the election of directors, seven days after notice of the special meeting is given to shareholders. Each notice must set forth: (i) the name and address of the shareholder who intends to make the nomination and of the person or persons to be nominated; (ii) a representation that the shareholder is a holder of record of stock of the company entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to nominate the person or persons specified in the notice; (iii) a description of all arrangements or understandings between the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder; (iv) such other information regarding each nominee proposed by such shareholder as would be required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission, had the nominee been nominated, or intended to be nominated, by the board of directors; and (v) the consent of each nominee to serve as a director of the company if so elected. The chairman of the meeting may refuse to acknowledge the nomination of any person not made in compliance with the foregoing procedure.

In evaluating such recommendations, the committee uses a variety of criteria to evaluate the qualifications and skills necessary for members of our board of directors. Under these criteria, members of the board of directors should have the highest professional and personal ethics and values, consistent with our longstanding values and standards. They should have broad experience at the policy-making level in business, government, education, technology or public interest. They should be committed to enhancing shareholder value and should have sufficient time to carry out their duties and to provide insight and practical wisdom based on experience. Their service on other boards of public companies should be limited to a number that permits them, given their individual circumstances, to perform responsibly all director duties. Each director must represent the interests of our shareholders.

The committee uses a variety of methods for identifying and evaluating nominees for director. They regularly assess the appropriate size of the board of directors, and whether any vacancies are expected due to retirement or otherwise. If vacancies are anticipated, or otherwise arise, the committee considers various potential candidates for director. Candidates may come to their attention through current members of the board, shareholders, or other persons. These candidates are evaluated at regular or special meetings of the board, and may be considered at any point during the year. The committee considers properly submitted shareholder recommendations for candidates. In evaluating such recommendations, the committee uses the qualifications and standards discussed above, and it seeks to achieve a balance of knowledge, experience and capability on the board of directors.

Report of the Audit/Compliance Committee

Management is responsible for the company's internal controls and the financial reporting process. The independent auditors are responsible for performing an independent audit of the company's consolidated financial statements in accordance with accounting principles generally accepted in the United States of America and issuing a report thereon. The audit/compliance committee's responsibility is to monitor and oversee these processes.

In this context, the committee has met and held discussions with management and Elliott Davis, LLC, the company's independent auditors in 2008. In discharging its oversight responsibility as to the audit process, the audit/compliance committee has received the written disclosures and the letter from the independent auditors required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the audit/compliance committee concerning independence and has discussed with the independent auditors their independence from the Company and its management. The committee also discussed with management, the internal auditors and the independent auditors the quality and adequacy of First Community Corporation internal controls and the internal audit function's organization, responsibilities, budget and staffing. The committee reviewed both with the independent and internal auditors their audit plans, audit scope and identification of audit risks.

The committee reviewed and discussed with the independent auditors all communications required by generally accepted auditing standards, including those described in Statement on Auditing Standards No. 61, as amended, "Communication with Audit and Finance Committees," and, with and without management present, discussed and reviewed the results of the independent auditors' examination of the financial statements. The committee also discussed the results of the internal audit examinations.

The committee reviewed and discussed the audited consolidated financial statements of First Community Corporation as of and for the year ended December 31, 2008, with management and the independent auditors.

Based on the above-mentioned review and discussions with management and the independent auditors, the committee recommended to the board that First Community Corporation's audited consolidated financial statements be included in its Annual Report on Form 10-K for the year ended December 31, 2008, for filing with the Securities and Exchange Commission. During 2008 the committee appointed Elliott Davis, LLC as the company's independent auditors for 2009.

Audit/Compliance Committee
Mitchell M. Willoughby, Chairman
Anita B. Easter
O.A. Ethridge, D.M.D.
W. James Kitchens, Jr.
Loretta R. Whitehead

EXECUTIVE COMPENSATION AND OTHER INFORMATION

Compensation of Directors and Executive Officers

Executive Compensation

The following table shows the compensation we paid for the years ended December 31, 2006 through 2008 to our chief executive officer and president, our chief financial officer, and the most highly compensated other executive officer who earned over $100,000 for the year ended 2008 (collectively, the "named executive officers").

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings(1) ($)	All Other Compensation(2) ($)	Total ($)
Michael C. Crapps,	2008	$247,636					$50,266	$12,705	$310,607
President & CEO	2007	223,095	—	—	—	$24,117	47,220	10,585	305,017
	2006	213,245	—	—	—	—	22,878	18,197	254,320
David K. Proctor	2008	126,500					28,304	6,080	160,884
Senior Vice	2007	115,500	—	—	—	16,485	26,592	5,063	163,640
President, Senior	2006	115,042	—	—	—	—	12,882	4,471	132,395
Credit Officer									
Joseph G. Sawyer	2008	138,833					48,542	6,153	193,528
Senior Vice	2007	126,000	—	—	—	17,621	45,607	5,010	194,238
President Chief	2006	125,500	—	—	—	—	22,093	4,365	151,958
Financial Officer									

(1) Amounts reflect the change in the present value of benefits attributable to named executive officers for the applicable compensation, as calculated under non-qualified retirement benefit plans. Interest on deferred compensation is above-market only if the rate of interest exceeds 120% of the applicable federal long-term rate, with compounding (as prescribed under section 1274(d) of the Internal Revenue Code, (26 U.S.C. section 1274(d))) at the rate that corresponds most closely to the rate under the smaller reporting company's plan at the time the interest rate or formula is set. In the event of a discretionary reset of the interest rate, the requisite calculation must be made on the basis of the interest rate at the time of such reset, rather than when originally established. Only the above-market portion of the interest must be included. If the applicable interest rates vary depending upon conditions such as a minimum period of continued service, the reported amount should be calculated assuming satisfaction of all conditions to receiving interest at the highest rate. Dividends (and dividend equivalents) on deferred compensation denominated in the smaller reporting company's stock ("deferred stock") are preferential only if earned at a rate higher than dividends on the smaller reporting company's common stock. Only the preferential portion of the dividends or equivalents must be included. Footnote or narrative disclosure may be provided explaining the smaller reporting company's criteria for determining any portion considered to be above-market.

(2) For Mr. Crapps includes $9,905, $7,785 and $6,397 company matching contribution to 401(k) plan, for 2008, 2007 and 2006, respectively, and $1,020 for country club dues and $1,780 for premiums paid on term life insurance policy for 2008, 2007 and 2006. In 2006, Mr. Crapps was also paid a $750 per month automobile allowance.

For Mr. Proctor includes $5,060, $4,043 and $3,451 company matching contribution to 401(k) plan for 2008, 2007 and 2006, respectively, as well as $1,020 for country club dues for 2008, 2007 and 2006.

For Mr. Sawyer includes $5,553, $4,410 and $3,765 company matching contribution to 401(k) plan for 2008, 2007 and 2006, respectively, as well as $600 for health club dues for 2008, 2007 and 2006.

Named Executive Officer Employment Agreements

Michael C. Crapps. On June 1, 2008, we entered into a new employment agreement with Mr. Crapps to serve as the president and chief executive officer of the company and bank. Unless it is terminated earlier according to provisions in the employment agreement, the agreement provides a three-year term of employment and at the end of each day during the term of employment the term of the agreement is automatically extended for an additional day so that the remaining term continues to be three years, except that either party can give the other party written notice of and fix the term to a finite term of three years from the date of the written notice.

The initial base salary for Mr. Crapps will be $249,867, which amount is subject to annual review by the board of directors and may be increased. Mr. Crapps will be eligible to receive bonuses if he meets the goals set forth annually for him by the human resources/compensation committee of the board of directors. Furthermore, Mr. Crapps will be eligible for the company's long-term equity incentive program and for the grant of stock options, restricted stock and other similar awards. Mr. Crapps will be provided with a country club membership as well as a life insurance policy for the benefit of his spouse and heirs. Mr. Crapps is entitled to participation in retirement, health, welfare and other benefit plans and programs of the company applicable to employees generally or to senior executives.

The employment agreement provides that if the company terminates the executive's employment without cause the company shall be obligated to pay the employee compensation in an amount equal to 100% of his or her then current monthly base salary each month, subject to a six month delay, for twenty-four months from the date of termination, plus any bonus earned or accrued through the date of termination. After a change in control, the company will pay the employee an amount equal to three times the then current annual base salary. In addition, the company will pay the employee any bonus earned or accrued through the date of change in control. The company will remove any restrictions on outstanding incentive awards so that all such awards vest immediately. The company must continue to pay at its expense medical, dental, disability and life insurance benefits for a period of two years.

In the event that the company's independent accountants acting as its auditors on the date of a change in control determine that the payments provided for in the employment agreement constitute "excess parachute payments" under Section 280G of the Internal Revenue Code, then the compensation payable under the employment agreement will be reduced to an amount the value of which is $1.00 less than the maximum amount that could be paid to Mr. Crapps without his compensation being treated as "excess parachute payments" under Section 280G.

The employment agreement contains provisions relating to non-solicitation of customers and personnel and non-competition during the term of employment and the two years thereafter, as well as a provision relating to the protection of confidential information.

David K. Proctor and Joseph G. Sawyer. On June 1, 2008 the company entered into employment agreements with David K. Proctor, as senior vice president and senior credit officer and Joseph G. Sawyer, as senior vice president and chief financial officer. Both employment agreements provide for an initial term of three years, to be extended automatically each day for an additional day so that the remaining term of the agreement will continue to be three years. The term may be fixed at three years without extension by notice of either party to the other. The term of each agreement is currently three years. The agreement with Mr. Proctor provides for a starting annual salary of $127,500 and the agreement with Mr. Sawyer provides for an annual salary of $140,000 per year and the amounts will be reviewed annually and increased from time to time. Mr. Proctor and Mr. Sawyer are also eligible to receive annual payments based upon achievement criteria established by the board of directors.

Both agreements provide that if the company terminates the executive's employment without cause the company shall be obligated to pay the employee compensation in an amount equal to 100% of his or her then current monthly base salary each month, subject to a six month delay, for twelve months from the date of termination, plus any bonus earned or accrued through the date of termination. After a change in control, the company will pay the employee an amount equal to two times the then current annual base salary. In addition, the company will pay the employee any bonus earned or accrued through the date of change in control. The company will remove any restrictions on outstanding incentive awards so that all such awards vest immediately. The company must continue to pay at its expense medical, dental, disability and life insurance benefits for a period of two years.

The employment agreement contains provisions relating to non-solicitation of customers and personnel and non-competition during the term of employment and the two years thereafter, as well as a provision relating to the protection of confidential information.

On November 21, 2008, in connection with our participation in the Capital Purchase Program established by the U.S. Department of the Treasury under the Emergency Economic Stabilization Act of 2008 (as amended, "EESA"), each of Messrs. Crapps, Proctor, and Sawyer entered into letter agreements with the Company amending the compensation, bonus, incentive and other benefit plans, arrangements and policies and agreements (including any so-called "golden parachute" provisions) as may be necessary, during the period that the Treasury owns any debt or equity securities of the Company acquired pursuant to the Capital Purchase Program to comply with Section 111 of the EESA, including prohibitions on certain severance payments in connection with a termination of employment under certain circumstances and a requirement to return to the Company any bonus or incentive compensation paid to the named executive officer by the Company during the covered period if such bonus or incentive compensation is paid based on materially inaccurate financial statements or any other materially inaccurate performance metric criteria.

The Company is currently assessing the impact of the executive compensation provisions of ARRA, and the Company may seek to make changes to its executive compensation arrangements in response to ARRA and its implementing regulations.

Outstanding Equity Awards at Fiscal Year-End

The following table shows the number of shares covered by both exercisable and non-exercisable options owned by the individuals named in the Summary Compensation Table as of December 31, 2008, as well as the related exercise prices and expiration dates. Options are granted pursuant to the plan.

Outstanding Equity Awards at December 31, 2008

	Option Awards					Stock Awards			
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Michael C. Crapps	5,000	—	—	$20.20	1/19/2015	—	—	—	—
David K. Proctor	5,000	—	—	$20.20	1/19/2015	—	—	—	—
Joseph G. Sawyer	5,000	—	—	$20.20	1/19/2015	—	—	—	—

Option Exercises and Stock Vested

There were no stock options exercised by any named executive officers during the year ended December 31, 2008.

Certain Retirement and Salary Continuation Benefits

The Company has established the First Community Bank, NA Profit Sharing Plan a qualified 401(k) defined contribution plan, to which the Company makes matching and discretionary contributions on behalf of the each of the executive officers. The Company also maintains and pays premiums on behalf of each executive officer under a life insurance plan, and provides partial payment of premiums for medical benefits if the executive officer so elects.

We have entered into salary continuation agreements with Michael Crapps, David Proctor, and Joseph Sawyer. The salary continuation agreements provide for an annual supplemental retirement benefit to be paid to each of the applicable executives, commencing at the specified normal retirement age and payable in monthly installments for a prescribed number of years. Each applicable executive will also receive this benefit if his or her employment is terminated following a change in control (as defined in the executive's employment agreement).

If the executive dies after separation of service but before his annual supplemental benefit commences, the executive's benefit will be paid to his or her beneficiaries, beginning with the month following the Bank's receipt of a copy of the executive's death certificate. If the executive dies after his or her benefit has commenced, the remaining benefits will be paid to the executive's beneficiaries at the same time and in the same amounts that would have been distributed to the executive had he or she survived. If the executive dies during active service, 100% of his or her accrual balance (as defined in the salary continuation agreement) will be paid in a lump sum to his or her beneficiaries.

If the executive experiences a disability that results in separation of service prior to the normal retirement age, the executive will be entitled to 100% of his or her accrual balance determined as of the end of the plan year preceding termination.

If the executive is terminated without cause (as defined in the executive's employment agreement), the executive is entitled to 100% of his or her accrual balance determined as of the end of the plan year preceding such termination. This benefit is determined by vesting the executive in 10% of the accrual balance at the end of the first plan year, and an additional 10% of said amount at the end of each succeeding year thereafter until the executive becomes 100% vested in the accrual balance.

To offset the annual expense accruals for the benefits payable to the executives under the salary continuation agreements, the bank acquired bank-owned life insurance ("BOLI"). It is anticipated that the BOLI will provide full cost recovery of the benefits paid to the executives under the salary continuation agreements upon their deaths.

The foregoing summary of the material features of the salary continuation agreements for Messrs. Crapps, Proctor and Sawyer are qualified in its entirety by reference to the provisions of the agreements, the form of which is attached as Exhibit 10.1 to a Form 8-K filed by the company on August 3, 2006.

See also the discussion under "Named Executive Officer Employment Agreements."

Director Compensation

During the year ended December 31, 2008, outside directors received a retainer in the amount of $6,000 and fees of $600 for attendance at each board meeting and $300 for attendance at each committee meeting. Mr. Leventis, as chairman, received an $11,000 retainer and $950 for each board meeting. Mr. Crapps, as an employee of the company, does not receive any board fees. He is not listed in the table below because his compensation as a named executive officer is described elsewhere in this proxy statement. The following is a summary of the compensation paid to directors for 2008.

Name	Fees Earned or Paid in Cash ($)(3)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Richard K. Bogan	$14,150	—	—	—	—	—	$ 14,150
Thomas C. Brown	16,250	—	—	—	—	—	16,250
Chimin J. Chao	15,200	—	—	—	—	—	15,200
Hinton G. Davis	13,250	—	—	—	—	—	13,250
Anita B. Easter	15,050	—	—	—	—	—	15,050
O.A. Ethridge	15,500	—	—	—	—	—	15,500
George H. Fann, Jr.	15,350	—	—	—	—	—	15,350
W. James Kitchens, Jr.	15,800	—	—	—	—	—	15,800
J. Thomas Johnson(1)	15,650	—	—	—	—	172,500	188,150
James C. Leventis(2)	21,350	—	—	—	61,790	85,118	168,258
Alexander Snipe, Jr.	14,450	—	—	—	—	—	14,450
Roderick M. Todd, Jr.	14,900	—	—	—	—	—	14,900
Loretta R. Whitehead	16,100	—	—	—	—	—	16,100
Mitchell M. Willoughby	13,500	—	—	—	—	—	13,500

(1) Mr. Johnson was paid $14,375 per month under the terms of his employment, consulting and noncompete agreement entered into upon consummation of the DutchFork merger on October 1, 2004.

(2) For Mr. Leventis, the "Change in Non-Qualified Deferred Compensation Earnings" and "All Other Compensation" were earned or paid in his capacity as an employee of the company and bank. Other Compensation includes amounts paid for salary as an employee of the company of $82,500 and matching contribution for 401k of $2,618.

(3) The company has implemented a director deferred compensation plan whereby the director can elect to defer the annual retainer and earned monthly fees. For the amounts deferred under the plan the director receives units that can be exchanged for stock when the director retires. The amounts reflected in this column include the deferred amounts.

The following table summarizes the fee amounts deferred for each director electing all or partial deferral.

Name	2008 Fees Deferred ($)	Accumulated Share Units (#)	Accumulated Share Units Since Inception
Richard K. Bogan	$14,150	1,136.60	1,959.94
Chimin J. Chao	15,200	1,264.80	2,471.08
O.A. Ethridge	—	—	917.70
George H. Fann	—	—	119.44
W. James Kitchens, Jr.	—	—	458.49
Alexander Snipe, Jr.	14,450	1,164.66	2,341.69
Loretta R. Whitehead	—	—	781.54
Mitchell M. Willoughby	13,500	1,069.99	1,762.14

James C. Leventis. On June 1, 2008, we entered into a new employment agreement with Mr. Leventis to serve as the chairman of the board of the company and bank and as an executive officer of the bank. Unless it is terminated earlier according to provisions in the employment agreement, the agreement provides a three-year term of employment and at the end of each day during the term of employment the term of the agreement is automatically extended for an additional day so that the remaining term continues to be three years, except that either party can give the other party written notice of and fix the term to a finite term of three years from the date of the written notice.

The initial base salary for Mr. Leventis will be $82,500, which amount is subject to annual review by the board of directors and may be increased. Mr. Leventis will be eligible to receive bonuses if he meets the goals set forth annually for him by the human resources/compensation committee of the board of directors. Furthermore, Mr. Leventis will be eligible for the company's long-term equity incentive program and for the grant of stock options, restricted stock and other similar awards. Mr. Leventis will be provided with a country club membership as well as a life insurance policy for the benefit of his spouse and heirs. Mr. Leventis is entitled to participation in retirement, health, welfare and other benefit plans and programs of the company applicable to employees generally or to senior executives.

The employment agreement provides that if the company terminates the executive's employment without cause the company shall be obligated to pay the employee compensation in an amount equal to 100% of his or her then current monthly base salary each month, subject to a six month delay, for twelve months from the date of termination, plus any bonus earned or accrued through the date of termination. After a change in control, the company will pay the employee an amount equal to three times the then current annual base salary. In addition, the company will pay the employee any bonus earned or accrued through the date of change in control. The company will remove any restrictions on outstanding incentive awards so that all such awards vest immediately. The company must continue to pay at its expense medical, dental, disability and life insurance benefits for a period of two years.

The Employment Agreement contains provisions relating to non-solicitation of customers and personnel and non-competition during the term of employment and the two years thereafter, as well as a provision relating to the protection of confidential information.

Security Ownership of Certain Beneficial Owners and Management

The following table shows how much common stock of the company is owned by the directors, named executive officers, and owners of more than 5% of the outstanding common stock, as of March 31, 2009. The mailing address for each beneficial owner is care of First Community Corporation, 5455 Sunset Boulevard, Lexington, South Carolina, 29072.

Name	Number of Shares Owned(1)	Right to Acquire(2)	% of Beneficial Ownership(3)
Richard K. Bogan	3,100		.10%
Thomas C. Brown	21,125		.65%
Chimin J. Chao	34,239		1.06%
Michael C. Crapps	50,495	5,000	1.71%
Hinton G. Davis	79,144		2.45%
Anita B. Easter	21,655		.67%
O.A. Ethridge	21,311		.66%
George H. Fann, Jr.	68,742		2.12%
W. James Kitchens, Jr.	4,761		.15%
J. Thomas Johnson	16,403	69,494	2.60%
James C. Leventis (4)	13,614	5,000	.57%
David K. Proctor	15,383	5,000	.63%
Joseph G. Sawyer	12,472	5,000	.54%
Alexander Snipe, Jr.	2,642		.08%
Roderick M. Todd, Jr.	6,830		.21%
Loretta R. Whitehead	15,750		.49%
Mitchell M. Willoughby	18,375		.57%
All executive officers and directors as a group (17 persons)	406,041	89,494	14.90%

(1) Includes shares for which the named person has sole voting and investment power, has shared voting and investment power, or holds in an IRA or other retirement plan program, unless otherwise indicated in these footnotes.

(2) Includes shares that may be acquired within the next 60 days of March 31, 2009 by exercising vested stock options but does not include any unvested stock options.

(3) For each individual, this percentage is determined by assuming the named person exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options or warrants. For the directors and executive officers as a group, this percentage is determined by assuming that each director and executive officer exercises all options which he or she has the right to acquire within 60 days, but that no other persons exercise any options. The calculations are based on 3,236,190 shares of common stock outstanding on March 31, 2009.

(4) Includes 7,268 shares held by an investment affiliate of Mr. Leventis.

Certain Relationships and Related Transactions

We make loans and enter into other transactions in the ordinary course of business with our directors and officers and their affiliates. It is our policy that these loans and other transactions be on substantially the same terms (including price or interest rates and collateral) as those prevailing at the time for comparable transactions with unrelated parties. We do not expect these transactions to involve more than the normal risk of collectibility nor present other unfavorable features to us. Loans to individual directors and officers must also comply with our lending policies and statutory lending limits, and directors with a personal interest in any loan application are excluded from the consideration of the loan application. Our policy is that all of our transactions with our affiliates will be on terms no less favorable to us than could be obtained from an unaffiliated third party and will be approved by a majority of disinterested directors or by our audit/compliance committee. This policy is not written, but is followed.

In 2007 and 2008, the company paid insurance premiums of $284,000 and $124,000 respectively to Davis Garvin Agency, Inc., which was founded by our director Hinton G. Davis, who was formerly the chief executive officer of the agency. The agency was sold during 2007 and Mr. Davis continued to be associated with the agency in a consulting capacity until June 30, 2008. The commissions received by the insurance agency were substantially less than the amount of the premium. This transaction was approved by our audit/compliance committee. The company does not believe that this transaction was material to the company or to Hinton G. Davis.

Section 16(a) Beneficial Ownership Reporting Compliance

As required by Section 16(a) of the Securities Exchange Act of 1934, our directors and executive officers and certain other individuals are required to report periodically their ownership of our common stock and any changes in ownership to the SEC. Based on a review of Forms 3, 4, and 5 and any representations made to us, we believe that all such reports for these persons were filed in a timely fashion during 2008 for transactions occurring in 2008.

Independent Registered Public Accountants

We have selected Elliott Davis, LLC, to serve as our independent registered public accounting firm for the year ending December 31, 2009. A representative of Elliott Davis, LLC, will be present at the annual meeting and will have the opportunity to make a statement if desired, and is expected to be available to respond to appropriate questions.

Audit Fees

	Year Ended December 31, 2008	Year Ended December 31, 2007
Audit Fees	$69,135	$66,275
Audit-Related Fees	—	—
Tax Fees	6,425	13,700
All Other Fees	18,500	—
Total	$90,460	$79,975

Audit Fees. Includes the aggregate fees billed for the audit of our financial statements and the review of our financial statements in our quarterly reports. Audit fees for 2008 and 2007 were paid or payable to Elliott Davis, LLC.

Tax Fees. Includes fees for tax compliance, tax planning, and tax advice. In 2008 and 2007, all tax fees were paid to Elliott Davis, LLC.

All Other Fees. Includes fees for the audit of the Company's 401(k) Plan paid to Elliott Davis, LLC in 2008.

Oversight of Accountants; Approval of Accounting Fees

Under the provisions of its charter, the audit/compliance committee is responsible for the retention, compensation, and oversight of the work of the independent auditors. The committee reviews any proposed services to insure that they are not prohibited by securities laws and approves the scope of all services prior to being performed. All of the accounting services and fees reflected in the table above have been reviewed and approved by the audit/compliance committee, and none of the services were performed by individuals who were not employees of the independent auditor.

Shareholder Proposals for the 2010 Annual Meeting of Shareholders

If shareholders wish a proposal to be included in the company's proxy statement and form of proxy relating to the 2010 annual meeting, they must deliver a written copy of their proposal to the principal executive offices of the company no later than December 15, 2009. To ensure prompt receipt by the company, the proposal should be sent certified mail, return receipt requested. Proposals must comply with the company's bylaws relating to shareholder proposals in order to be included in the company's proxy materials.

Any shareholder proposal to be made at an annual meeting, but which is not requested to be included in our proxy materials, must comply with our bylaws. Proposals must be delivered to our principal executive offices not later than 90 days in advance of the annual meeting.

April 17, 2009

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☒ **Annual Report under Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2008

Or

☐ **Transition Report under Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from **to**

Commission file number: 000-28344

First Community Corporation
(Exact name of registrant as specified in its charter)

South Carolina (State or other jurisdiction of incorporation or organization)	**57-1010751** (I.R.S. Employer Identification No.)
5455 Sunset Blvd., **Lexington, South Carolina** (Address of principal executive offices)	**29072** (Zip Code)

803-951-2265
Registrant's telephone number, including area code

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common stock, $1.00 par value per share	The NASDAQ Capital Market

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. Yes ☐ No ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Documents Incorporated by Reference

As of June 30, 2008, the aggregate market value of the registrant's common stock held by non-affiliates of the registrant was $4,232,230 based on the closing sale price of $11.66 on June 30, 2008, as reported on The NASDAQ Capital Market. 3,236,190 shares of the issuer's common stock were issued and outstanding as of March 16, 2009.

Proxy Statement for the Annual Meeting of Shareholders to be held on May 20, 2009.	Part III (Portions of Items 10-14)

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Report, including information included or incorporated by referenced in this document, contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on many assumptions and estimates and are not guarantees of future performance. Our actual results may differ materially from those projected in any forward-looking statements, as they will depend on many factors about which we are unsure, including many factors which are beyond our control. The words "may," "would," "could," "will," "expect," "anticipate," "believe," "intend," "plan," and "estimate," as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties that could cause our actual results to differ from those anticipated in any forward-looking statements include, but are not limited to those described below under Item 1A-Risk Factors and the following:

- success and timing of other business strategies;
- significant increases in competitive pressure in the banking and financial services industries;
- changes in the interest rate environment which could reduce anticipated or actual margins;
- changes in political conditions or the legislative or regulatory environment;
- general economic conditions, either nationally or regionally, and especially in our primary service area, becoming less favorable than expected, resulting in, among other things, a deterioration in credit quality;
- changes occurring in business conditions and inflation;
- changes in technology;
- changes in monetary and tax policies;
- the adequacy of our level of allowance for loan loss;
- the rate of delinquencies and amounts of charge-offs;
- the rates of loan growth;
- adverse changes in asset quality and resulting credit risk-related losses and expenses;
- loss of consumer confidence and economic disruptions resulting from terrorist activities;
- changes in the securities markets; and
- other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission.

We undertake no obligation to publicly update or otherwise revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

PART I

Item 1. Business.

General

First Community Corporation, a bank holding company registered under the Bank Holding Company Act of 1956, was incorporated under the laws of South Carolina in 1994 primarily to own and control all of the capital stock of First Community Bank, N.A., which commenced operations in August 1995. On October 1, 2004, we completed our acquisition of DutchFork Bancshares, Inc. and its wholly-owned subsidiary, Newberry Federal Savings Bank. During the second quarter of 2006, we completed our acquisition of DeKalb Bankshares, Inc., the holding company for The Bank of Camden. On September 15, 2008, we completed the acquisition of two financial planning and investment advisory firms, EAH Financial Group and Pooled Resources, LLC. We engage in a commercial banking business from our main office in Lexington, South Carolina and our 11 full-service offices are located in Lexington (two), Forest Acres, Irmo, Cayce-West Columbia, Gilbert, Chapin, Northeast Columbia, Prosperity, Newberry and Camden. We offer a wide-range of traditional banking products and services for professionals and small-to medium-sized businesses, including consumer and commercial, mortgage, brokerage and investment, and insurance services. We also offer online banking to our customers. Our stock trades on The NASDAQ Capital Market under the symbol FCCO.

The company is not an accelerated filer as defined in Rule 12b-2 of the Exchange Act. As a result, the company qualifies for the extended compliance period with respect to the accountants report on management's assessment of internal control over financial reporting required by PCAOB Auditing Standards No. 5.

Location and Service Area

The bank is engaged in a general commercial and retail banking business, emphasizing the needs of small-to-medium sized businesses, professional concerns and individuals, primarily in Richland, Lexington, Kershaw and Newberry Counties of South Carolina and the surrounding areas.

Richland County, Lexington County, Kershaw County and Newberry County are located in the geographic center of the state of South Carolina. Columbia, the capital of South Carolina, is located within and divided between Richland and Lexington counties. Columbia can be reached via three interstate highways: I-20, I-26, and I-77. Columbia is served by several airlines as well as by passenger and freight rail service. According to the U. S. Census Bureau, Richland, Lexington, Kershaw and Newberry Counties, which include the primary service areas for the existing twelve sites of the bank, had estimated populations in 2007 of 357,734, 243,270, 58,168 and 37,633, respectively.

The principal components of the economy within our market area are service industries, government, and wholesale and retail trade. The largest employers in the area, each of which employs in excess of 3,000 people, include Fort Jackson Army Base, the University of South Carolina, Palmetto Health Alliance, Blue Cross Blue Shield and SCANA Corporation. The area has experienced steady growth over the past 10 years and we expect that the area, as well as the service industry needed to support it, will to continue to grow. For 2007, Richland, Lexington, Kershaw and Newberry Counties had estimated median household incomes of $47,787, $51,040, $46,459 and $39,766, respectively, compared to $43,508 for South Carolina as a whole.

Banking Services

We offer a full range of deposit services that are typically available in most banks and thrift institutions, including checking accounts, NOW accounts, savings accounts and other time deposits of various types, ranging from daily money market accounts to longer-term certificates of deposit. The transaction accounts and time certificates are tailored to our principal market area at rates competitive to those offered in the area. In addition, we offer certain retirement account services, such as Individual Retirement Accounts ("IRAs"). All deposit accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the maximum amount allowed by law (generally, $100,000 or $250,000 in the case of IRA accounts per depositor subject to aggregation rules). On October 3, 2008 the FDIC announced that all deposits are insured up to $250,000 per depositor until December 31, 2009. FDIC deposit insurance for deposits, except for certain retirement accounts, will return to at least $100,000 per depositor on January 1, 2010. In addition on October 14, 2008, the FDIC announced its temporary Transaction Account Guarantee Program ("TAGP"), which provides full coverage for transaction deposit accounts (earning less than .50%) at FDIC-Insured institutions that agree to participate in the program. We have agreed to participate in this program. This unlimited insurance coverage is temporary and will remain in effect for participating institutions until December 31, 2009. We solicit these accounts from individuals, businesses, associations and organizations, and governmental authorities.

We also offer a full range of commercial and personal loans. Commercial loans include both secured and unsecured loans for working capital (including inventory and receivables), business expansion (including acquisition of real estate and improvements), and the purchase of equipment and machinery. Consumer loans include secured and unsecured loans for financing automobiles, home improvements, education, and personal investments. We also make real estate construction and acquisition loans. We originate fixed and variable rate mortgage loans substantially all of which are closed in the name of a third party, which are sold into the secondary market. Our lending activities are subject to a variety of lending limits imposed by federal law. While differing limits apply in certain circumstances based on the type of loan or the nature of the borrower (including the borrower's relationship to the bank), in general we are subject to a loans-to-one-borrower limit of an amount equal to 15% of the bank's unimpaired capital and surplus, or 25% of the unimpaired capital and surplus if the excess over 15% is approved by the board of directors of the bank and is fully secured by readily marketable collateral. We may not make any loans to any director, officer, employee, or 10% shareholder of the company or the bank unless the loan is approved by our board of directors and is made on terms not more favorable to such person than would be available to a person not affiliated with the bank.

Other bank services include internet banking, cash management services, safe deposit boxes, travelers checks, direct deposit of payroll and social security checks, and automatic drafts for various accounts. We offer non-deposit investment products and other investment brokerage services through a registered representative with an affiliation through GAA Securities, Inc. We are associated with Jeannie, Star, and Plus networks of automated teller machines and Mastermoney debit cards that may be used by our customers throughout South Carolina and other regions. We also offer VISA and MasterCard credit card services through a correspondent bank as our agent.

We currently do not exercise trust powers, but can begin to do so with the prior approval of the Office of the Comptroller of the Currency ("OCC").

Competition

The banking business is highly competitive. We compete as a financial intermediary with other commercial banks, savings and loan associations, credit unions and money market mutual funds operating in Richland, Lexington, Kershaw and Newberry Counties and elsewhere. As of June 30, 2008, there were 20 financial institutions operating approximately 202 offices in Lexington, Richland, Kershaw and Newberry Counties. The competition among the various financial institutions is based upon a variety of factors, including interest rates offered on deposit accounts, interest rates charged on loans, credit and service charges, the quality of services rendered, the convenience of banking facilities and, in the case of loans to large commercial borrowers, relative lending limits. Size gives larger banks certain advantages in competing for business from large corporations. These advantages include higher lending limits and the ability to offer services in other areas of South Carolina. As a result, we do not generally attempt to compete for the banking relationships of large corporations, but concentrate our efforts on small-to-medium sized businesses and individuals. We believe we have competed effectively in this market by offering quality and personal service.

Employees

As of December 31, 2008, we had 148 full-time employees. We believe that our relations with our employees are good.

SUPERVISION AND REGULATION

Both the company and the bank are subject to extensive state and federal banking laws and regulations that impose specific requirements or restrictions on and provide for general regulatory oversight of virtually all aspects of our operations. These laws and regulations are generally intended to protect depositors, not shareholders. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects. Our operations may be affected by legislative changes and the policies of various regulatory authorities. We cannot predict the effect that fiscal or monetary policies, economic control, or new federal or state legislation may have on our business and earnings in the future.

The following discussion is not intended to be a complete list of all the activities regulated by the banking laws or of the impact of such laws and regulations on our operations. It is intended only to briefly summarize some material provisions.

First Community Corporation

We own 100% of the outstanding capital stock of the bank, and therefore we are considered to be a bank holding company under the federal Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"). As a result, we are primarily subject to the supervision, examination and reporting requirements of the Board of Governors of the Federal Reserve (the "Federal Reserve") under the Bank Holding Company Act and its regulations promulgated there under. Moreover, as a bank holding company of a bank located in South Carolina, we also are subject to the South Carolina Banking and Branching Efficiency Act.

Permitted Activities. Under the Bank Holding Company Act, a bank holding company is generally permitted to engage in, or acquire direct or indirect control of more than 5% of the voting shares of any company engaged in, the following activities:

- banking or managing or controlling banks;
- furnishing services to or performing services for our subsidiaries; and
- any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

- factoring accounts receivable;
- making, acquiring, brokering or servicing loans and usual related activities;
- leasing personal or real property;
- operating a non-bank depository institution, such as a savings association;
- trust company functions;
- financial and investment advisory activities;
- conducting discount securities brokerage activities;

- underwriting and dealing in government obligations and money market instruments;
- providing specified management consulting and counseling activities;
- performing selected data processing services and support services;
- acting as agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and
- performing selected insurance underwriting activities.

As a bank holding company we also can elect to be treated as a "financial holding company," which would allow us to engage in a broader array of activities. In sum, a financial holding company can engage in activities that are financial in nature or incidental or complimentary to financial activities, including insurance underwriting, sales and brokerage activities, providing financial and investment advisory services, underwriting services and limited merchant banking activities. We have not sought financial holding company status, but may elect such status in the future as our business matures. If we were to elect in writing for financial holding company status, each insured depository institution we control would have to be well capitalized, well managed and have at least a satisfactory rating under the Community Reinvestment Act ("CRA") (discussed below).

The Federal Reserve has the authority to order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

Change in Control. In addition, and subject to certain exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with regulations promulgated there under, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of a bank holding company. Following the relaxing of these restrictions by the Federal Reserve in September 2008, control will be rebuttably presumed to exist if a person acquires more than 33% of the total equity of a bank or bank holding company, of which it may own, control or have the power to vote not more than 15% of any class of voting securities.

Source of Strength. In accordance with Federal Reserve Board policy, we are expected to act as a source of financial strength to the bank and to commit resources to support the bank in circumstances in which we might not otherwise do so. If the bank were to become "under-capitalized (see below First Community Bank, N.A.—Prompt Corrective Action"), we would be required to provide a guarantee of the bank's plan to return to capital adequacy. Additionally, under the Bank Holding Company Act, the Federal Reserve Board may require a bank holding company to terminate any activity or relinquish control of a non-bank subsidiary, other than a non-bank subsidiary of a bank, upon the Federal Reserve's determination that such activity or control constitutes a serious risk to the financial soundness or stability of any depository institution subsidiary of a bank holding company. Federal bank regulatory authorities have additional discretion to require a bank holding company to divest itself of any bank or non-bank subsidiaries if the agency determines that divestiture may aid the depository institution's financial condition. Further, any loans by a bank holding company to a subsidiary bank are subordinate in right of payment to deposits and certain other indebtedness of the subsidiary bank. In the event of a bank holding company's bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank at a certain level would be assumed by the bankruptcy trustee and entitled to priority payment.

Capital Requirements. The Federal Reserve Board imposes certain capital requirements on the bank holding company under the Bank Holding Company Act, including a minimum leverage ratio and a minimum ratio of "qualifying" capital to risk-weighted assets. These requirements are essentially the same as those that apply to the bank and are described below under "First Community Bank, N.A.—Capital Regulations." Subject to our capital requirements and certain other restrictions, we are able to borrow money to make a capital contribution to the bank, and these loans may be repaid from dividends paid from the bank to the company. Our ability to pay dividends depends on, among other things, the bank's ability to pay dividends to us, which is subject to regulatory restrictions as described below in "First Community Bank, N.A.—Dividends." We are also able to raise capital for contribution to the bank by issuing securities without having to receive regulatory approval, subject to compliance with federal and state securities laws.

South Carolina State Regulation. As a South Carolina bank holding company under the South Carolina Banking and Branching Efficiency Act, we are subject to limitations on sale or merger and to regulation by the South Carolina Board of Financial Institutions (the "S.C. Board"). We are not required to obtain the approval of the S.C. Board prior to acquiring the capital stock of a national bank, but we must notify them at least 15 days prior to doing so. We must receive the Board's approval prior to engaging in the acquisition of a South Carolina state chartered bank or another South Carolina bank holding company.

First Community Bank, N.A.

The bank operates as a national banking association incorporated under the laws of the United States and subject to examination by the OCC. Deposits in the bank are insured by the FDIC up to a maximum amount, which is currently $100,000 for each non-retirement depositor and $250,000 for certain retirement-account depositors. However, the FDIC has increased the coverage up to $250,000 for each non-retirement depositor through December 31, 2009, and the bank is participating in the FDIC's Temporary Liquidity Guarantee Program ("TLGP") (discussed below in greater detail) which, in part, fully insures non-interest bearing transaction accounts. The OCC and the FDIC regulate or monitor virtually all areas of the bank's operations, including:

- security devices and procedures;
- adequacy of capitalization and loss reserves;
- loans;
- investments;
- borrowings;
- deposits;
- mergers;
- issuances of securities;
- payment of dividends;
- interest rates payable on deposits;
- interest rates or fees chargeable on loans;
- establishment of branches;
- corporate reorganizations;

- maintenance of books and records; and
- adequacy of staff training to carry on safe lending and deposit gathering practices.

The OCC requires that the bank maintain specified capital ratios of capital to assets and imposes limitations on the bank's aggregate investment in real estate, bank premises, and furniture and fixtures. Two categories of regulatory capital are used in calculating these ratios—Tier 1 capital and total capital. Tier 1 capital generally includes common equity, retained earnings, a limited amount of qualifying preferred stock, and qualifying minority interests in consolidated subsidiaries, reduced by goodwill and certain other intangible assets, such as core deposit intangibles, and certain other assets. Total capital generally consists of Tier 1 capital plus Tier 2 capital, which includes the allowance for loan losses, preferred stock that did not qualify as Tier 1 capital, certain types of subordinated debt and a limited amount of other items.

The bank is required to calculate three ratios: the ratio of Tier 1 capital to risk-weighted assets, the ratio of total capital to risk-weighted assets, and the "leverage ratio," which is the ratio of Tier 1 capital to assets on a non-risk-adjusted basis. For the two ratios of capital to risk-weighted assets, certain assets, such as cash and U.S. Treasury securities, have a zero risk weighting. Others, such as commercial and consumer loans, have a 100% risk weighting. Some assets, notably purchase-money loans secured by first-liens on residential real property, are risk-weighted at 50%. Assets also include amounts that represent the potential funding of off-balance sheet obligations such as loan commitments and letters of credit. These potential assets are assigned to risk categories in the same manner as funded assets. The total assets in each category are multiplied by the appropriate risk weighting to determine risk-adjusted assets for the capital calculations.

The minimum capital ratios for both the company and the bank are generally 8% for total capital, 4% for Tier 1 capital and 4% for leverage. To be eligible to be classified as "well-capitalized," the bank must generally maintain a total capital ratio of 10% or more, a Tier 1 capital ratio of 6% or more, and a leverage ratio of 5% or more. Certain implications of the regulatory capital classification system is discussed in greater detail below.

Prompt Corrective Action. The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") established a "prompt corrective action" program in which every bank is placed in one of five regulatory categories, depending primarily on its regulatory capital levels. The OCC and the other federal banking regulators are permitted to take increasingly severe action as a bank's capital position or financial condition declines below the "Adequately Capitalized" level described below. Regulators are also empowered to place in receivership or require the sale of a bank to another depository institution when a bank's leverage ratio reaches two percent. Better capitalized institutions are generally subject to less onerous regulation and supervision than banks with lesser amounts of capital. The OCC's regulations set forth five capital categories, each with specific regulatory consequences. The categories are:

- Well Capitalized—The institution exceeds the required minimum level for each relevant capital measure. A well capitalized institution is one (i) having a total capital ratio of 10% or greater, (ii) having a Tier 1 capital ratio of 6% or greater, (iii) having a leverage capital ratio of 5% or greater and (iv) that is not subject to any order or written directive to meet and maintain a specific capital level for any capital measure.
- Adequately Capitalized—The institution meets the required minimum level for each relevant capital measure. No capital distribution may be made that would result in the institution becoming undercapitalized. An adequately capitalized institution is one (i) having a total capital ratio of 8% or greater, (ii) having a Tier 1 capital ratio of 4% or greater and (iii) having a leverage capital ratio of 4% or greater or a leverage capital ratio of 3% or greater if the

institution is rated composite 1 under the CAMELS (Capital, Assets, Management, Earnings, Liquidity and Sensitivity to market risk) rating system.

- Undercapitalized—The institution fails to meet the required minimum level for any relevant capital measure. An undercapitalized institution is one (i) having a total capital ratio of less than 8% or (ii) having a Tier 1 capital ratio of less than 4% or (iii) having a leverage capital ratio of less than 4%, or if the institution is rated a composite 1 under the CAMEL rating system, a leverage capital ratio of less than 3%.

- Significantly Undercapitalized—The institution is significantly below the required minimum level for any relevant capital measure. A significantly undercapitalized institution is one (i) having a total capital ratio of less than 6% or (ii) having a Tier 1 capital ratio of less than 3% or (iii) having a leverage capital ratio of less than 3%.

- Critically Undercapitalized—The institution fails to meet a critical capital level set by the appropriate federal banking agency. A critically undercapitalized institution is one having a ratio of tangible equity to total assets that is equal to or less than 2%.

If the OCC determines, after notice and an opportunity for hearing, that the bank is in an unsafe or unsound condition, the regulator is authorized to reclassify the bank to the next lower capital category (other than critically undercapitalized) and require the submission of a plan to correct the unsafe or unsound condition.

If the bank is not well capitalized, it cannot accept brokered deposits without prior FDIC approval and, if approval is granted, cannot offer an effective yield in excess of 75 basis points on interests paid on deposits of comparable size and maturity in such institution's normal market area for deposits accepted from within its normal market area, or national rate paid on deposits of comparable size and maturity for deposits accepted outside the bank's normal market area. Moreover, if the bank becomes less than adequately capitalized, it must adopt a capital restoration plan acceptable to the OCC that is subject to a limited performance guarantee by the corporation. The bank also would become subject to increased regulatory oversight, and is increasingly restricted in the scope of its permissible activities. Each company having control over an undercapitalized institution also must provide a limited guarantee that the institution will comply with its capital restoration plan. Except under limited circumstances consistent with an accepted capital restoration plan, an undercapitalized institution may not grow. An undercapitalized institution may not acquire another institution, establish additional branch offices or engage in any new line of business unless determined by the appropriate federal banking agency to be consistent with an accepted capital restoration plan, or unless the FDIC determines that the proposed action will further the purpose of prompt corrective action. The appropriate federal banking agency may take any action authorized for a significantly undercapitalized institution if an undercapitalized institution fails to submit an acceptable capital restoration plan or fails in any material respect to implement a plan accepted by the agency. A critically undercapitalized institution is subject to having a receiver or conservator appointed to manage its affairs and for loss of its charter to conduct banking activities.

An insured depository institution may not pay a management fee to a bank holding company controlling that institution or any other person having control of the institution if, after making the payment, the institution, would be undercapitalized. In addition, an institution cannot make a capital distribution, such as a dividend or other distribution that is in substance a distribution of capital to the owners of the institution if following such a distribution the institution would be undercapitalized. Thus, if payment of such a management fee or the making of such would cause the bank to become undercapitalized, it could not pay a management fee or dividend to us. As of December 31, 2008, the bank was deemed to be "well capitalized."

Standards for Safety and Soundness. The Federal Deposit Insurance Act also requires the federal banking regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (i) internal controls, information systems and internal audit systems; (ii) loan documentation; (iii) credit underwriting; (iv) interest rate risk exposure; and (v) asset growth. The agencies also must prescribe standards for asset quality, earnings, and stock valuation, as well as standards for compensation, fees and benefits. The federal banking agencies have adopted regulations and Interagency Guidelines Prescribing Standards for Safety and Soundness to implement these required standards. These guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if the OCC determines that the bank fails to meet any standards prescribed by the guidelines, the agency may require the bank to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the OCC. The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

Regulatory Examination. The OCC also requires the bank to prepare annual reports on the bank's financial condition and to conduct an annual audit of its financial affairs in compliance with its minimum standards and procedures.

All insured institutions must undergo regular on-site examinations by their appropriate banking agency. The cost of examinations of insured depository institutions and any affiliates may be assessed by the appropriate federal banking agency against each institution or affiliate as it deems necessary or appropriate. Insured institutions are required to submit annual reports to the FDIC, their federal regulatory agency, and state supervisor when applicable. The FDIC has developed a method for insured depository institutions to provide supplemental disclosure of the estimated fair market value of assets and liabilities, to the extent feasible and practicable, in any balance sheet, financial statement, report of condition or any other report of any insured depository institution. The federal banking regulatory agencies prescribe, by regulation, standards for all insured depository institutions and depository institution holding companies relating, among other things, to the following:

- internal controls;
- information systems and audit systems;
- loan documentation;
- credit underwriting;
- interest rate risk exposure; and
- asset quality.

Transactions with Affiliates and Insiders. The company is a legal entity separate and distinct from the bank and its other subsidiaries. Various legal limitations restrict the bank from lending or otherwise supplying funds to the company or its non-bank subsidiaries. The company and the bank are subject to Sections 23A and 23B of the Federal Reserve Act and Federal Reserve Regulation W. Section 23A of the Federal Reserve Act places limits on the amount of loans or extensions of credit to, or investments in, or certain other transactions with, affiliates and on the amount of advances to third parties collateralized by the securities or obligations of affiliates. The aggregate of all covered transactions is limited in amount, as to any one affiliate, to 10% of the bank's capital and surplus and, as to all affiliates combined, to 20% of the bank's capital and surplus. Furthermore, within the foregoing limitations as to amount, each covered transaction must meet specified collateral requirements. The bank is forbidden to purchase low quality assets from an affiliate.

Section 23B of the Federal Reserve Act, among other things, prohibits an institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with nonaffiliated companies.

Regulation W generally excludes all non-bank and non-savings association subsidiaries of banks from treatment as affiliates, except to the extent that the Federal Reserve Board decides to treat these subsidiaries as affiliates. The regulation also limits the amount of loans that can be purchased by a bank from an affiliate to not more than 100% of the bank's capital and surplus.

The bank is also subject to certain restrictions on extensions of credit to executive officers, directors, certain principal shareholders, and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates, and collateral, as those prevailing at the time for comparable transactions with third parties and (ii) must not involve more than the normal risk of repayment or present other unfavorable features.

Dividends. The company's principal source of cash flow, including cash flow to pay dividends to its shareholders, is dividends it receives from the bank. Statutory and regulatory limitations apply to the bank's payment of dividends to the company. As a general rule, the amount of a dividend may not exceed, without prior regulatory approval, the sum of net income in the calendar year to date and the retained net earnings of the immediately preceding two calendar years. A depository institution may not pay any dividend if payment would cause the institution to become undercapitalized or if it already is undercapitalized. The OCC may prevent the payment of a dividend if it determines that the payment would be an unsafe and unsound banking practice. The OCC also has advised that a national bank should generally pay dividends only out of current operating earnings.

Branching. National banks are required by the National Bank Act to adhere to branch office banking laws applicable to state banks in the states in which they are located. Under current South Carolina law, the bank may open branch offices throughout South Carolina with the prior approval of the OCC. In addition, with prior regulatory approval, the bank is able to acquire existing banking operations in South Carolina. Furthermore, federal legislation permits interstate branching, including out-of-state acquisitions by bank holding companies, interstate branching by banks if allowed by state law, and interstate merging by banks. South Carolina law currently permits, with limited exceptions, branching across state lines through interstate mergers.

Anti-Tying Restrictions. Under amendments to the Bank Holding Company Act and Federal Reserve regulations, a bank is prohibited from engaging in certain tying or reciprocity arrangements with its customers. In general, a bank may not extend credit, lease, sell property, or furnish any services or fix or vary the consideration for these on the condition that (i) the customer obtain or provide some additional credit, property, or services from or to the bank, the bank holding company or subsidiaries thereof or (ii) the customer may not obtain some other credit, property, or services from a competitor, except to the extent reasonable conditions are imposed to assure the soundness of the credit extended. Certain arrangements are permissible: a bank may offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products; and certain foreign transactions are exempt from the general rule. A bank holding company or any bank affiliate also is subject to anti-tying requirements in connection with electronic benefit transfer services.

Community Reinvestment Act. The CRA requires that the OCC evaluate the record of the bank in meeting the credit needs of its local community, including low and moderate income neighborhoods. These factors are also considered in evaluating mergers, acquisitions, and applications to open a branch or facility. Failure to adequately meet these criteria could impose additional requirements and limitations on our bank.

Finance Subsidiaries. Under the Gramm-Leach-Bliley Act (the "GLBA"), subject to certain conditions imposed by their respective banking regulators, national and state-chartered banks are permitted to form "financial subsidiaries" that may conduct financial or incidental activities, thereby permitting bank subsidiaries to engage in certain activities that previously were impermissible. The GLBA imposes several safeguards and restrictions on financial subsidiaries, including that the parent bank's equity investment in the financial subsidiary be deducted from the bank's assets and tangible equity for purposes of calculating the bank's capital adequacy. In addition, the GLBA imposes new restrictions on transactions between a bank and its financial subsidiaries similar to restrictions applicable to transactions between banks and non-bank affiliates.

Consumer Protection Regulations. Activities of the bank are subject to a variety of statutes and regulations designed to protect consumers. Interest and other charges collected or contracted for by the bank are subject to state usury laws and federal laws concerning interest rates. The bank's loan operations are also subject to federal laws applicable to credit transactions, such as:

- the federal Truth-In-Lending Act, governing disclosures of credit terms to consumer borrowers;
- the Home Mortgage Disclosure Act of 1975, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;
- the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;
- the Fair Credit Reporting Act of 1978, governing the use and provision of information to credit reporting agencies;
- the Fair Debt Collection Act, governing the manner in which consumer debts may be collected by collection agencies; and
- the rules and regulations of the various federal agencies charged with the responsibility of implementing such federal laws.

The deposit operations of the bank also are subject to:

- the Right to Financial Privacy Act, which imposes a duty to maintain confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and
- the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board to implement that Act, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of automated teller machines and other electronic banking services.

Enforcement Powers. The bank and its "institution-affiliated parties," including its management, employee's agent's independent contractors and consultants such as attorneys and accountants and others who participate in the conduct of the financial institution's affairs, are subject to potential civil and criminal penalties for violations of law, regulations or written orders of a government agency. These practices can include the failure of an institution to timely file required reports or the filing of false or misleading information or the submission of inaccurate reports. Civil penalties may be as high as $1,000,000 a day for such violations. Criminal penalties for some financial institution crimes have been increased to twenty years. In addition, regulators are provided with greater flexibility to commence enforcement actions against institutions and institution-affiliated parties. Possible enforcement actions include the termination of deposit insurance. Furthermore, banking agencies' power to issue cease-and-desist orders were expanded. Such orders may, among other things, require affirmative action to correct any harm resulting from a violation or practice, including restitution, reimbursement, indemnifications or guarantees against loss. A financial institution may also be ordered to restrict its growth, dispose of certain assets, rescind agreements or contracts, or take other actions as determined by the ordering agency to be appropriate.

Anti-Money Laundering. Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The company and the bank are also prohibited from entering into specified financial transactions and account relationships and must meet enhanced standards for due diligence and "knowing your customer" in their dealings with foreign financial institutions and foreign customers. Financial institutions must take reasonable steps to conduct enhanced scrutiny of account relationships to guard against money laundering and to report any suspicious transactions, and recent laws provide law enforcement authorities with increased access to financial information maintained by banks. Anti-money laundering obligations have been substantially strengthened as a result of the USA Patriot Act, enacted in 2001 and renewed in 2006. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications. The regulatory authorities have been active in imposing "cease and desist" orders and money penalty sanctions against institutions found to be violating these obligations.

USA PATRIOT Act/Bank Secrecy Act. Financial institutions must maintain anti-money laundering programs that include established internal policies, procedures, and controls; a designated compliance officer; an ongoing employee training program; and testing of the program by an independent audit function. The USA PATRIOT Act, amended, in part, the Bank Secrecy Act and provides for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering by enhancing anti-money laundering and financial transparency laws, as well as enhanced information collection tools and enforcement mechanics for the U.S. government, including: (i) requiring standards for verifying customer identification at account opening; (ii) rules to promote cooperation among financial institutions, regulators, and law enforcement entities in identifying parties that may be involved in terrorism or money laundering; (iii) reports by nonfinancial trades and businesses filed with the Treasury Department's Financial Crimes Enforcement Network for transactions exceeding $10,000; and (iv) filing suspicious activities reports if a bank believes a customer may be violating U.S. laws and regulations and requires enhanced due diligence requirements for financial institutions that administer, maintain, or manage private bank accounts or correspondent accounts for non-U.S. persons. Bank regulators routinely examine institutions for compliance with these obligations and are required to consider compliance in connection with the regulatory review of applications.

Under the USA PATRIOT Act, the Federal Bureau of Investigation ("FBI") can send to the banking regulatory agencies lists of the names of persons suspected of involvement in terrorist activities. The bank can be requested, to search its records for any relationships or transactions with persons on those lists. If the bank finds any relationships or transactions, it must file a suspicious activity report and contact the FBI.

The Office of Foreign Assets Control ("OFAC"), which is a division of the U.S. Department of the Treasury, is responsible for helping to insure that United States entities do not engage in transactions with "enemies" of the United States, as defined by various Executive Orders and Acts of Congress. OFAC has sent, and will send, our banking regulatory agencies lists of names of persons and organizations suspected of aiding, harboring or engaging in terrorist acts. If the bank finds a name on any transaction, account or wire transfer that is on an OFAC list, it must freeze such account, file a suspicious activity report and notify the FBI. The bank has appointed an OFAC compliance officer to oversee the inspection of its accounts and the filing of any notifications. The bank actively checks high-risk OFAC areas such as new accounts, wire transfers and customer files. The bank performs these checks utilizing software, which is updated each time a modification is made to the lists provided by OFAC and other agencies of Specially Designated Nationals and Blocked Persons.

Privacy and Credit Reporting. Financial institutions are required to disclose their policies for collecting and protecting confidential information. Customers generally may prevent financial institutions from sharing nonpublic personal financial information with nonaffiliated third parties except under narrow circumstances, such as the processing of transactions requested by the consumer. Additionally, financial institutions generally may not disclose consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers. It is the bank's policy not to disclose any personal information unless required by law. The OCC and the federal banking agencies have prescribed standards for maintaining the security and confidentiality of consumer information. The bank is subject to such standards, as well as standards for notifying consumers in the event of a security breach.

Like other lending institutions, the bank utilizes credit bureau data in its underwriting activities. Use of such data is regulated under the Federal Credit Reporting Act on a uniform, nationwide basis, including credit reporting, prescreening, sharing of information between affiliates, and the use of credit data. The Fair and Accurate Credit Transactions Act of 2003 (the "FACT Act") permits states to enact identity theft laws that are not inconsistent with the conduct required by the provisions of the FACT Act.

Check 21. The Check Clearing for the 21st Century Act gives "substitute checks," such as a digital image of a check and copies made from that image, the same legal standing as the original paper check. Some of the major provisions include:

- allowing check truncation without making it mandatory;
- demanding that every financial institution communicate to accountholders in writing a description of its substitute check processing program and their rights under the law;
- legalizing substitutions for and replacements of paper checks without agreement from consumers;
- retaining in place the previously mandated electronic collection and return of checks between financial institutions only when individual agreements are in place;
- requiring that when accountholders request verification, financial institutions produce the original check (or a copy that accurately represents the original) and demonstrate that the account debit was accurate and valid; and
- requiring the re-crediting of funds to an individual's account on the next business day after a consumer proves that the financial institution has erred.

Effect of Governmental Monetary Policies. Our earnings are affected by domestic economic conditions and the monetary and fiscal policies of the United States government and its agencies. The Federal Reserve Bank's monetary policies have had, and are likely to continue to have, an important impact on the operating results of commercial banks through its power to implement national monetary policy in order, among other things, to curb inflation or combat a recession. The monetary policies of the Federal Reserve Board have major effects upon the levels of bank loans, investments and deposits through its open market operations in United States government securities and through its regulation of the discount rate on borrowings of member banks and the reserve requirements against member bank deposits. It is not possible to predict the nature or impact of future changes in monetary and fiscal policies.

Proposed Legislation and Regulatory Action. New regulations and statutes are regularly proposed that contain wide-ranging proposals for altering the structures, regulations, and competitive relationships of the nation's financial institutions. We cannot predict whether or in what form any proposed regulation or statute will be adopted or the extent to which our business may be affected by any new regulation or statute.

Recent Legislative and Regulatory Initiatives to Address Financial and Economic Crises. The Congress, Treasury Department and the federal banking regulators, including the FDIC, have taken broad action since early September 2008 to address volatility in the U.S. banking system.

In October 2008, the Emergency Economic Stabilization Act of 2008 ("EESA") was enacted. The EESA authorizes the Treasury Department to purchase from financial institutions and their holding companies up to $700 billion in mortgage loans, mortgage-related securities and certain other financial instruments, including debt and equity securities issued by financial institutions and their holding companies in a Troubled Asset Relief Program ("TARP"). The purpose of TARP is to restore confidence and stability to the U.S. banking system and to encourage financial institutions to increase their lending to customers and to each other. The Treasury Department has allocated $250 billion towards the TARP Capital Purchase Program ("CPP"). Under the CPP, the Treasury will purchase debt or equity securities from participating institutions. The TARP also will include direct purchases or guarantees of troubled assets of financial institutions. Participants in the CPP are subject to executive compensation limits and are encouraged to expand their lending and mortgage loan modifications.

On November 21, 2008 as part of the TARP CPP, First Community Corporation entered into a Letter Agreement and Securities Purchase Agreement (collectively, the "CPP Purchase Agreement") with the Treasury Department, pursuant to which First Community sold (i) 11,350 shares of First Community's Fixed Rate Cumulative Perpetual Preferred Stock, Series T (the "Series T Preferred Stock") and (ii) a warrant (the "CPP Warrant") to purchase 195,915 shares of First Community's common stock for an aggregate purchase price of $11,350,000 in cash.

The Series T Preferred Stock will qualify as Tier 1 capital and will be entitled to cumulative dividends at a rate of 5% per annum for the first five years, and 9% per annum thereafter. First Community must consult with the OCC before it may redeem the Series T Preferred Stock but, contrary to the original restrictions in the EESA, will not necessarily be required to raise additional equity capital in order to redeem this stock. The CPP Warrant has a 10-year term and is immediately exercisable upon its issuance, with an exercise price, subject to anti-dilution adjustments, equal to $8.69 per share of the common stock. Please see the Form 8-K we filed with the SEC on November 25, 2008, for additional information about the Series T Preferred Stock and the CPP Warrant.

EESA also increased FDIC deposit insurance on most accounts from $100,000 to $250,000. This increase is in place until the end of 2009 and is not covered by deposit insurance premiums paid by the banking industry.

Following a systemic risk determination, the FDIC established the TLGP on October 14, 2008. The TLGP includes the TAGP, which provides unlimited deposit insurance coverage through December 31, 2009 for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts. Institutions participating in the TLGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. The TLGP also includes the Debt Guarantee Program ("DGP"), under which the FDIC guarantees certain senior unsecured debt of FDIC-insured institutions and their holding companies. The unsecured debt must be issued on or after October 14, 2008 and not later than

June 30, 2009, and the guarantee is effective through the earlier of the maturity date or June 30, 2012. On March 17, 2009, the FDIC adopted an interim rule that extends the DGP and imposes surcharges on existing rates for certain debt issuances. This extension allows institutions that have issued guaranteed debt before April 1, 2009 to issue guaranteed debt during the extended issuance period that ends on October 31, 2009. For such institutions, the guarantee on debt issued on or after April 1, 2009, will expire no later than December 31, 2012. The DGP coverage limit is generally 125% of the eligible entity's eligible debt outstanding on September 30, 2008 and scheduled to mature on or before June 30, 2009 or, for certain insured institutions, 2% of their liabilities as of September 30, 2008. Depending on the term of the debt maturity, the nonrefundable DGP fee ranges from 60 to 110 basis points (annualized) for covered debt outstanding until the earlier of maturity or June 30, 2012 and 75 to 125 basis points (annualized) for covered debt outstanding until after June 30, 2012. The TAGP and DGP are in effect for all eligible entities, unless the entity opted out on or before December 5, 2008. We did not opt out of the TAGP or the DGP.

Insurance of Accounts and Regulation by the FDIC. The deposits at our bank are insured up to applicable limits by the Deposit Insurance Fund of the FDIC. The Deposit Insurance Fund is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged effective March 31, 2006. As insurer, the FDIC imposes deposit insurance premiums and is authorized to conduct examinations of and to require reporting by FDIC insured institutions. It also may prohibit any FDIC insured institution from engaging in any activity the FDIC determines by regulation or order to pose a serious risk to the insurance fund. The FDIC also has the authority to initiate enforcement actions against savings institutions, after giving the Office of Thrift Supervision an opportunity to take such action, and may terminate the deposit insurance if it determines that the institution has engaged in unsafe or unsound practices or is in an unsafe or unsound condition.

Under regulations effective January 1, 2007, the FDIC adopted a new risk-based premium system that provides for quarterly assessments based on an insured institution's ranking in one of four risk categories based upon supervisory and capital evaluations. For deposits held as of March 31, 2009, institutions are assessed at annual rates ranging from 12 to 50 basis points, depending on each institution's risk of default as measured by regulatory capital ratios and other supervisory measures. Effective April 1, 2009, assessments will take into account each institution's reliance on secured liabilities and brokered deposits. This will result in assessments ranging from 7 to 77.5 basis points. We anticipate our future insurance costs to be higher than in previous periods. However, we are not currently able to accurately determine the amount of additional cost.

FDIC insured institutions are required to pay a Financing Corporation assessment, in order to fund the interest on bonds issued to resolve thrift failures in the 1980s. For the first quarter of 2009, the Financing Corporation assessment equaled 1.14 basis points for domestic deposits. These assessments, which may be revised based upon the level of deposits, will continue until the bonds mature in the years 2017 through 2019.

The FDIC may terminate the deposit insurance of any insured depository institution, including the bank, if it determines after a hearing that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC or the OCC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If insurance of accounts is terminated, the accounts at the institution at the time of the termination, less subsequent withdrawals, shall continue to be insured for a period of six months to two years, as determined by the FDIC. Management of the bank is not aware of any practice, condition or violation that might lead to termination of the bank's deposit insurance.

Item 1A. Risk Factors.

Our business, financial condition, and results of operations could be harmed by any of the following risks, or other risks that have not been identified or which we believe are immaterial or unlikely. Shareholders should carefully consider the risks described below in conjunction with the other information in this Form 10-K and the information incorporated by reference in this Form 10-K, including our consolidated financial statements and related notes.

Recent negative developments in the financial industry and the domestic and international credit markets may adversely affect our operations and results.

Negative developments in the latter half of 2007 and during 2008 in the global credit and securitization markets have resulted in uncertainty in the financial markets in general with the expectation of the general economic downturn continuing into 2009. As a result of this "credit crunch," commercial as well as consumer loan portfolio performances have deteriorated at many institutions and the competition for deposits and quality loans has increased significantly. In addition, the values of real estate collateral supporting many commercial loans and home mortgages have declined and may continue to decline. Global securities markets, and bank holding company stock prices in particular, have been negatively affected, as has the ability of banks and bank holding companies to raise capital or borrow in the debt markets. As a result, significant new federal laws and regulations relating to financial institutions, including, without limitation, the EESA and the U.S. Treasury Department's CPP, have been adopted. Furthermore, the potential exists for additional federal or state laws and regulations regarding, among other matters, lending and funding practices and liquidity standards, and bank regulatory agencies are expected to be active in responding to concerns and trends identified in examinations, including the expected issuance of many formal enforcement orders. Negative developments in the financial industry and the domestic and international credit markets, and the impact of new legislation in response to those developments, may negatively impact our operations by restricting our business operations, including our ability to originate or sell loans, and adversely impact our financial performance. We can provide no assurance regarding the manner in which any new laws and regulations will affect us.

There can be no assurance that recently enacted legislation will help stabilize the U.S. financial system.

The EESA was signed into law on October 3, 2008 in response to the financial crises affecting the banking system and financial markets and going concern threats to investment banks and other financial institutions. Pursuant to EESA, the Treasury has the authority to, among other things, purchase up to $700 billion of mortgages, mortgage backed securities ("MBSs") and certain other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. The Treasury announced the CPP under EESA pursuant to which it has purchased and may continue to purchase senior preferred stock in participating financial institutions. On November 21, 2008, we entered into the CPP Purchase Agreement with the Treasury providing for our issuance of the Series T Preferred Stock and the CPP Warrant to the Treasury.

In addition, the FDIC created the TLGP as part of a larger government effort to strengthen confidence and encourage liquidity in the nation's banking system. The TLGP has two components. First, the TLGP includes the TAGP, which provides unlimited deposit insurance coverage through December 31, 2009 for noninterest-bearing transaction accounts (typically business checking accounts) and certain funds swept into noninterest-bearing savings accounts. Institutions participating in the TLGP pay a 10 basis points fee (annualized) on the balance of each covered account in excess of $250,000, while the extra deposit insurance is in place. Second, the TLGP includes the DGP, under which the FDIC guarantees certain senior unsecured debt of FDIC-insured institutions and their holding companies. The unsecured debt must be issued on or after October 14, 2008 and not later than

June 30, 2009, and the guarantee is effective through the earlier of the maturity date or June 30, 2012. On March 17, 2009, the FDIC adopted an interim rule that extends the DGP and imposes surcharges on existing rates for certain debt issuances. This extension allows institutions that have issued guaranteed debt before April 1, 2009 to issue guaranteed debt during the extended issuance period that ends on October 31, 2009. For such institutions, the guarantee on debt issued on or after April 1, 2009, will expire no later than December 31, 2012. The DGP coverage limit is generally 125% of the eligible entity's eligible debt outstanding on September 30, 2008 and scheduled to mature on or before June 30, 2009 or, for certain insured institutions, 2% of their liabilities as of September 30, 2008. Depending on the term of the debt maturity, the nonrefundable DGP fee ranges from 60 to 110 basis points (annualized) for covered debt outstanding until the earlier of maturity or June 30, 2012 and 75 to 125 basis points (annualized) for covered debt outstanding until after June 30, 2012. The TAGP and DGP are in effect for all eligible entities, unless the entity opted out on or before December 5, 2008. We did not opt out of the TAGP or the DGP.

On February 17, 2009, the American Recovery and Reinvestment Act (the "Recovery Act") was signed into law in an effort to, among other things, create jobs and stimulate growth in the United States economy. The Recovery Act specifies appropriations of approximately $787 billion for a wide range of Federal programs and will increase or extend certain benefits payable under the Medicaid, unemployment compensation, and nutrition assistance programs. The Recovery Act also reduces individual and corporate income tax collections and makes a variety of other changes to tax laws. The Recovery Act also imposes certain limitations on compensation paid by participants in the Treasury's TARP, which includes programs under TARP such as the CPP in which we participate.

There can be no assurance that these government actions will achieve their purpose. The failure of the financial markets to stabilize, or a continuation or worsening of the current financial market conditions, could have a material adverse affect on our business, our financial condition, the financial condition of our customers, our common stock trading price, as well as our ability to access credit. It could also result in declines in our investment portfolio which could be "other-than-temporary impairments" ("OTTI").

Because of our participation in the Treasury Department's CPP, we are subject to several restrictions including restrictions on compensation paid to our executives.

Pursuant to the terms of the CPP Purchase Agreement between us and the Treasury, we adopted certain standards for executive compensation and corporate governance for the period during which the Treasury holds the equity issued pursuant to the CPP Purchase Agreement, including the common stock which may be issued pursuant to the CPP Warrant. These standards generally apply to our Chief Executive Officer, Chief Financial Officer and the three next most highly compensated senior executive officers. The standards include (1) ensuring that incentive compensation for senior executives does not encourage unnecessary and excessive risks that threaten the value of the financial institution; (2) required clawback of any bonus or incentive compensation paid to a senior executive based on statements of earnings, gains or other criteria that are later proven to be materially inaccurate; (3) prohibition on making golden parachute payments to senior executives; and (4) agreement not to deduct for tax purposes executive compensation in excess of $500,000 for each senior executive. In particular, the change to the deductibility limit on executive compensation will likely increase the overall cost of our compensation programs in future periods and may make it more difficult to attract suitable candidates to serve as executive officers.

The Recovery Act has imposed additional and broader compensation restrictions on CPP participants, which restrictions will be implemented by additional regulations. It will require significant time, effort, and resources on our part to ensure compliance, and the evolving regulations regarding compensation may restrict our ability to compete successfully for executive and management talent.

Legislation or regulatory changes could cause us to seek to repurchase the preferred stock and warrant that we sold to the U.S. Treasury pursuant to the CPP.

Legislation that has been adopted after we closed on our sale of the Series T Preferred Stock and CPP Warrant on November 21, 2008, or any legislation or regulations that may be implemented in the future, may have a material impact on the terms of our CPP transaction with the Treasury. If we determine that any such legislation or any regulations, in whole or in part, alter the terms of our CPP transaction with the Treasury in ways that we believe are adverse to our ability to effectively manage our business, then it is possible that we may seek to unwind, in whole or in part, the CPP transaction by repurchasing some or all of the preferred stock and warrant that we sold to the Treasury pursuant to the CPP. If we were to repurchase all or a portion of such preferred stock or warrant, then our capital levels could be materially reduced.

Continuation of the economic downturn could reduce our customer base, our level of deposits, and demand for financial products such as loans.

Our success significantly depends upon the growth in population, income levels, deposits, and housing starts in our markets. The current economic downturn has negatively affected the markets in which we operate and, in turn, the quality of our loan portfolio. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally remain unfavorable, our business may not succeed. A continuation of the economic downturn or prolonged recession would likely result in the continued deterioration of the quality of our loan portfolio and reduce our level of deposits, which in turn would hurt our business. Interest received on loans represented approximately 65.1% of our interest income for the year ended December 31, 2008. If the economic downturn continues or a prolonged economic recession occurs in the economy as a whole, borrowers will be less likely to repay their loans as scheduled. Moreover, in many cases the value of real estate or other collateral that secures our loans has been adversely affected by the economic conditions and could continue to be negatively affected. Unlike many larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. A continued economic downturn could, therefore, result in losses that materially and adversely affect our business.

Our ability to pay cash dividends is limited, and we may be unable to pay future dividends even if we desire to do so.

Our ability to pay cash dividends may be limited by regulatory restrictions, by our bank's ability to pay cash dividends to our holding company and by our need to maintain sufficient capital to support our operations. The ability of our bank to pay cash dividends to our holding company is limited by its obligation to maintain sufficient capital and by other restrictions on its cash dividends that are applicable to national banks and banks that are regulated by the FDIC. If our bank is not permitted to pay cash dividends to our holding company, then we may be unable to pay cash dividends on our common stock.

As long as shares of our Series T Preferred Stock are outstanding, no dividends may be paid on our common stock unless all dividends on the Series T Preferred Stock have been paid in full. Additionally, prior to November 21, 2011, so long as the U.S. Treasury owns shares of the Series T Preferred Stock, we are not permitted to increase cash dividends on our common stock without the U.S. Treasury's consent. The dividends declared on shares of our Series T Preferred Stock will reduce the net income available to common shareholders and our earnings per common share. Additionally, the warrant to purchase our common stock issued to the U.S. Treasury, in conjunction with the issuance of the Series T Preferred Stock, may be dilutive to our earnings per share. These restrictions, together with the potentially dilutive impact of the warrant described in the next risk factor, could have a negative effect on the value of our common stock. Moreover, holders of our common stock are entitled to receive dividends only when, and if declared by our board of directors. Although we have historically paid cash dividends on our common stock, we are not required to do so and our board of directors could reduce or eliminate our common stock dividend in the future.

The Series T Preferred Stock impacts net income available to our common shareholders and earnings per common share, and the warrant we issued to the U.S. Treasury may be dilutive to holders of our common stock.

The dividends declared on our Series T Preferred Stock issued to the U.S. Treasury pursuant to the CPP will reduce the net income available to common shareholders and our earnings per common share. The Series T Preferred Stock will also receive preferential treatment in the event of liquidation, dissolution or winding up of First Community Corporation. Additionally, the ownership interest of the existing holders of our common stock will be diluted to the extent the warrant we issued to the U.S. Treasury in conjunction with the sale to the U.S. Treasury of the Series T Preferred Stock is exercised. The shares of common stock underlying the warrant represent approximately 2.6% of the shares of our common stock outstanding as of January 16, 2009 (including the shares issuable upon exercise of the warrant in total shares outstanding). Although the U.S. Treasury has agreed not to vote any of the shares of common stock it receives upon exercise of the warrant, a transferee of any portion of the warrant or of any shares of common stock acquired upon exercise of the warrant is not bound by this restriction.

If we are unable to redeem the Series T Preferred Stock after five years, we will be required to make higher dividend payments on this stock, thereby substantially increasing our cost of capital.

If we are unable to redeem the Series T Preferred Stock issued to the Treasury pursuant to the CPP prior to February 15, 2014, the dividend rate will increase substantially on that date, from 5.0% per annum to 9.0% per annum. Depending on our financial condition at the time, this increase in the annual dividend rate on the Series T Preferred Stock could have a material negative effect on our liquidity, our net income available to common shareholders, and our earnings per share.

Our small- to medium-sized business target markets may have fewer financial resources to weather a downturn in the economy.

We target the banking and financial services needs of small- and medium-sized businesses. These businesses generally have fewer financial resources in terms of capital borrowing capacity than larger entities. If general economic conditions continue to negatively impact these businesses in the markets in which we operate, our business, financial condition, and results of operation may be adversely affected.

We are exposed to changes in the regulation of financial services companies.

Proposals for further regulation of the financial services industry are continually being introduced in the Congress of the United States of America and the General Assembly of the State of South Carolina. The agencies regulating the financial services industry also periodically adopt changes to their regulations. On September 7, 2008, the U.S. Treasury Department announced that Fannie Mae (along with Freddie Mac) has been placed into conservatorship under the control of the newly created Federal Housing Finance Agency. On October 3, 2008, EESA was signed into law, and on October 14, 2008 the U.S. Treasury Department announced its CPP under EESA. It is possible that additional legislative proposals may be adopted or regulatory changes may be made that would have an adverse effect on our business. See *"Risk Factors—We are subject to extensive regulation that could limit or restrict our activities"* below.

The FDIC Deposit Insurance assessments that we are required to pay may materially increase in the future, which would have an adverse effect on our earnings and our ability to pay our liabilities as they come due.

As a member institution of the FDIC, we are required to pay semi-annual deposit insurance premium assessments to the FDIC. During the year ended December 31, 2008, we paid $267,000 in deposit insurance assessments. Due to the recent failure of several unaffiliated FDIC insurance depository institutions and the FDIC's new TLGP, the deposit insurance premium assessments paid by all banks will likely increase. In addition, new FDIC requirements shift a greater share of any increase in such assessments onto institutions with higher risk profiles, including banks with heavy reliance on brokered deposits, such as our bank.

Our continued pace of growth may require us to raise additional capital in the future, but that capital may not be available when it is needed.

We are required by regulatory authorities to maintain adequate levels of capital to support our operations. To support our continued growth, we may need to raise additional capital. In addition, we intend to redeem the Series T Preferred Stock that we issued to the Treasury under the CPP before the dividends on the Series T Preferred Stock increase from 5% per annum to 9% per annum in 2014, and we may need to raise additional capital to do so. Our ability to raise additional capital, if needed, will depend in part on conditions in the capital markets at that time, which are outside our control. Accordingly, we cannot assure you of our ability to raise additional capital, if needed, on terms acceptable to us. If we cannot raise additional capital when needed, our ability to further expand our operations through internal growth and acquisitions could be materially impaired. In addition, if we decide to raise additional equity capital, your interest could be diluted.

We obtain a portion of our deposits from out of market sources.

As of December 31, 2008, approximately 5% of our deposits were obtained from out of market sources. To continue to have access to this source of funding, we are required to continue to be classified as a "well-capitalized" bank by the OCC; whereas, if we only "meet" the capital requirement, we would be required to obtain permission from the OCC in order to continue utilizing this source of funding. In addition, in view of the recent and dramatic volatility in the credit and liquidity markets, the cost of out of market deposits could exceed the cost of deposits of similar maturity in our local market area, making them unattractive sources of funding or sources of our of market deposits could become unwilling to provide such deposits at all because of concerns about our bank, the banking industry or the economy generally. If our access to these sources of liquidity is diminished, or only available on unfavorable terms, then our net income, net interest margin and our liquidity could be adversely affected.

We are exposed to the possibility of technology failure.

We rely on our computer systems and the technology of outside service providers. Our daily operations depend on the operational effectiveness of their technology. We rely on our systems to accurately track and record our assets and liabilities. If our computer systems or outside technology sources become unreliable, fail, or experience a breach of security, our ability to maintain accurate financial records may be impaired, which could materially affect our business operations and financial condition.

Our historical operating results may not be indicative of our future operating results.

We may not be able to sustain our historical rate of growth, and, consequently, our historical results of operations will not necessarily be indicative of our future operations. Various factors, such as economic conditions, regulatory and legislative considerations, and competition, may also impede our ability to expand our market presence. If we experience a significant decrease in our historical rate of growth, our results of operations and financial condition may be adversely affected because a high percentage of our operating costs are fixed expenses.

Our decisions regarding credit risk and reserves for loan losses may materially and adversely affect our business.

Making loans and other extensions of credit is an essential element of our business. Although we seek to mitigate risks inherent in lending by adhering to specific underwriting practices, our loans and other extensions of credit may not be repaid. The risk of nonpayment is affected by a number of factors, including:

- the duration of the credit;
- credit risks of a particular customer;
- changes in economic and industry conditions; and
- in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral.

We attempt to maintain an appropriate allowance for loan losses to provide for potential losses in our loan portfolio. We periodically determine the amount of the allowance based on consideration of several factors, including:

- an ongoing review of the quality, mix, and size of our overall loan portfolio;
- our historical loan loss experience;
- evaluation of economic conditions;
- regular reviews of loan delinquencies and loan portfolio quality; and
- the amount and quality of collateral, including guarantees, securing the loans.

There is no precise method of predicting credit losses; therefore, we face the risk that charge-offs in future periods will exceed our allowance for loan losses and that additional increases in the allowance for loan losses will be required. Additions to the allowance for loan losses would result in a decrease of our net income, and possibly our capital.

Federal and state regulators periodically review our allowance for loan losses and may require us to increase our provision for loan losses or recognize further loan charge-offs, based on judgments different than those of our management. Any increase in the amount of our provision or loans charged-off as required by these regulatory agencies could have a negative effect on our operating results.

Lack of seasoning of our loan portfolio may increase the risk of credit defaults in the future.

Due to the growth of our bank over the past several years, a material portion of the loans in our loan portfolio and of our lending relationships are of relatively recent origin. In general, loans do not begin to show signs of credit deterioration or default until they have been outstanding for some period of time, a process we refer to as "seasoning." As a result, a portfolio of older loans will usually behave more predictably than a newer portfolio. Because of our internal loan growth, the current level of delinquencies and defaults may not be representative of the level that will prevail when the portfolio becomes more seasoned, which may be higher than current levels. If delinquencies and defaults increase, we may be required to increase our provision for loan losses, which would adversely affect our results of operations and financial condition.

Economic challenges, especially those affecting Lexington, Richland, Newberry, and Kershaw Counties and the surrounding areas, may reduce our customer base, our level of deposits, and demand for financial products such as loans.

We are operating in a challenging and uncertain economic environment, including generally difficult national and local conditions. Our success significantly depends upon the growth in population, income levels, deposits, and housing starts in our market of Lexington, Richland, Newberry, and Kershaw Counties and the surrounding area. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may not succeed. Economic downturns can contribute to the deterioration of the quality of our loan portfolio and reduce our level of deposits, which in turn would hurt our business. Economic downturns in the economy as a whole, or in Lexington, Richland, Newberry, and Kershaw Counties and the surrounding area, can cause borrowers to be less likely to repay their loans as scheduled. Moreover, the value of real estate or other collateral that may secure our loans may be adversely affected. Unlike some larger institutions, we are not able to spread the risks of unfavorable local economic conditions across a large number of diversified economies. Economic downturns may, therefore, result in losses that materially and adversely affect our business.

We have a concentration of credit exposure in commercial real estate and a downturn in commercial real estate could adversely affect its business, financial condition, and results of operations.

As of December 31, 2008, we had approximately $144.3 million in loans outstanding to borrowers whereby the collateral securing the loan was commercial real estate, representing approximately 43.3% of our total loans outstanding as of that date. The real estate consists primarily of owner-occupied properties, warehouse and other commercial properties. These types of loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than residential real estate loans and consumer loans and depend on cash flows from the owner's business or the property to service the debt. Cash flows may be affected significantly by general economic conditions, and a downturn in the local economy or in occupancy rates in the local economy where the property is located could increase the likelihood of default. Because our loan portfolio contains a number of commercial real estate loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our level of non-performing loans. An increase in non-performing loans could result in a loss of earnings from these loans, an increase in the related provision for loan losses and an increase in charge-offs, all of which could have a material adverse effect on our financial condition and results of operations.

Our commercial real estate loans have grown 11.5%, or $14.9 million, since December 31, 2007. The banking regulators are giving commercial real estate lending greater scrutiny, and may require banks with higher levels of commercial real estate loans to implement more stringent underwriting, internal controls, risk management policies and portfolio stress testing, as well as possibly higher levels of allowances for losses and capital levels as a result of commercial real estate lending growth and exposures.

A significant portion of our loan portfolio is secured by real estate, and events that negatively impact the real estate market could hurt our business.

A significant portion of our loan portfolio is secured by real estate. As of December 31, 2008, approximately 89.2% of our loans had real estate as a primary or secondary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower and may deteriorate in value during the time the credit is extended. A weakening of the real estate market in our primary market area could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality. If we are required to liquidate the collateral securing a loan to satisfy the debt during a period of reduced real estate values, our earnings and capital could be adversely affected. Acts of nature, including hurricanes, tornados, earthquakes, fires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.

Changes in the financial markets could impair the value of our investment portfolio.

The investment securities portfolio is a significant component of our total earning assets. Total securities averaged $214.7 million in 2008, as compared to $172.3 million in 2007. This represents 39.5% and 36.2% of the average earning assets for the year ended December 31, 2008 and 2007, respectively. At December 31, 2008, the portfolio was 41.2% of earning assets. Turmoil in the financial markets could impair the market value of our investment portfolio, which could adversely affect our net income and possibly our capital.

During the last half of 2007 and throughout 2008 the bond markets and many institutional holders of bonds came under a great deal of stress partially as a result of the ongoing liquidity and credit crisis. At December 31, 2008 we had MBSs including collateralized mortgage obligations ("CMOs") with a fair value of $166.7 million. Of these, approximately $91.1 million were issued by government sponsored enterprises ("GSEs") and $75.6 million by private label issuers. The result has been that the market for these investments has become less liquid and the spread as compared to alternative investments has widened dramatically. To a lesser extent MBSs issued by GSEs such as the Federal Home Loan Mortgage Corporation ("FHLMC" or "Freddie Mac") and the Federal National Mortgage Association ("FNMA" or "Fannie Mae") have been impacted and spreads have increased on these investments. These entities have also experienced increasing delinquencies in the underlying loans that make up the MBSs and CMOs. In 2008 some of the privately issued MBSs have incurred rating agency downgrades. At December 31, 2008 three of our private label CMO's have been downgraded below investment grade. Delinquencies on the underlying mortgages on all mortgage securities have increased dramatically. We monitor these investments monthly and as of December 31, 2008 have not identified any we consider as an OTTI. Increasing delinquencies in the underlying mortgages could result in recognizing OTTI charges in the future.

Our other investments include municipal and corporate debt securities. As of December 31, 2008, we had municipal securities with an approximate fair value of $10.1 million and corporate debt securities with an approximate fair value of $12.3 million. While these securities are generally investment grade, there is a risk that their value and liquidity could be negatively affected by the overall economic environment.

At December 31, 2007, we also had investments in variable rate preferred stock issued by the FHLMC with a fair value of $10.9 million, and book value of $14.2 million. The market for these preferred securities has been impacted by the current credit and liquidity concerns in the overall bond market. On September 7, 2008, the U.S. Treasury, the Federal Reserve and the Federal Housing Finance Agency ("FHFA") announced that FHFA was placing the FHLMC under conservatorship. Due to these actions, we took an OTTI charge of $8.1 million in the third quarter relating to the Freddie Mac preferred stock that we held. This charge, along with our second quarter of 2008 charge of $6.1 million related to our investment in preferred stock issued by Freddie Mac, eliminated any further direct material exposure in our investment portfolio to Freddie Mac equity securities.

In connection with the conservatorship of Freddie Mac, dividends on the Freddie Mac preferred securities have been eliminated. Going forward, we do not expect to receive dividends on our Freddie

Mac preferred securities for an indefinite period of time. We received dividends of $292,000, pre-tax, on our Freddie Mac preferred securities in the first six months of 2008. The after-tax impact to diluted earnings per share as a result of the elimination of dividends on the Freddie Mac preferred securities is estimated to be approximately $0.16 annually.

As of December 31, 2008 and 2007, for securities that were either classified as "Held to Maturity" or "Available for Sale" the unrealized losses on these investments were not considered to be "other than temporary" and we had the intent and ability to hold these until they mature or recover our current book value. We currently maintain substantial liquidity which supports our intent and ability to hold these investments until they mature, or until there is a market price recovery. However, if we were to cease to have the ability and intent to hold these investments until maturity or a market price recovery, or were to sell these securities at a loss, it could adversely affect our net income and possibly our capital.

Changes in prevailing interest rates may reduce our profitability.

Our results of operations depend in large part upon the level of our net interest income, which is the difference between interest income from interest-earning assets, such as loans and MBSs, and interest expense on interest-bearing liabilities, such as deposits and other borrowings. Depending on the terms and maturities of our assets and liabilities, a significant change in interest rates could have a material adverse effect on our profitability. Many factors cause changes in interest rates, including governmental monetary policies and domestic and international economic and political conditions. While we intend to manage the effects of changes in interest rates by adjusting the terms, maturities, and pricing of our assets and liabilities, our efforts may not be effective and our financial condition and results of operations could suffer.

We are dependent on key individuals, and the loss of one or more of these key individuals could curtail our growth and adversely affect our prospects.

Michael C. Crapps, our president and chief executive officer, has extensive and long-standing ties within our primary market area and substantial experience with our operations, and he has contributed significantly to our growth. If we lose the services of Mr. Crapps, he would be difficult to replace and our business and development could be materially and adversely affected.

Our success also depends, in part, on our continued ability to attract and retain experienced loan originators, as well as other management personnel. Competition for personnel is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to compete for these personnel, or the loss of the services of several of such key personnel, could adversely affect our growth strategy and seriously harm our business, results of operations, and financial condition.

We are subject to extensive regulation that could limit or restrict our activities.

We operate in a highly regulated industry and are subject to examination, supervision, and comprehensive regulation by various regulatory agencies. Our compliance with these regulations is costly and restricts certain of our activities, including payment of dividends, mergers and acquisitions, investments, loans and interest rates charged, interest rates paid on deposits, and locations of offices. We are also subject to capitalization guidelines established by our regulators, which require us to maintain adequate capital to support our growth.

The laws and regulations applicable to the banking industry could change at any time, and we cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies, our cost of compliance could adversely affect our ability to operate profitably. See also

"Risk Factors—Recent negative developments in the financial services industry and U.S. and global credit markets may adversely impact our operations and results."

The Sarbanes-Oxley Act of 2002, and the related rules and regulations promulgated by the Securities and Exchange Commission that are now applicable to us, have increased the scope, complexity, and cost of corporate governance, reporting, and disclosure practices. To comply with the Sarbanes-Oxley Act, we have previously hired outside consultant to assist with our internal audit and internal control functions. We have experienced, and we expect to continue to experience, greater compliance costs, including costs related to internal controls, as a result of the Sarbanes-Oxley Act.

We have performed the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification for 2008. Currently the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act are not applicable to us until December 31, 2009. We currently anticipate that our auditors will be able to provide the attestation relating to internal controls and all other aspects of Section 404 in 2009. In the event internal control deficiencies are identified in the future that we are unable to remediate in a timely manner or if we are not able to maintain the requirements of Section 404, we could be subject to scrutiny by regulatory authorities and the trading price of our stock could decline. Moreover, effective internal controls are necessary for us to produce reliable financial reports and are important to helping prevent financial fraud. If we cannot provide reliable financial reports or prevent fraud, our business and operating results could be harmed, investors and regulators could lose confidence in our reported financial information, and the trading price of our stock could drop significantly. We currently anticipate that we will continue to fully implement the requirements relating to internal controls and all other aspects of Section 404 within required time frames.

We face strong competition for customers, which could prevent us from obtaining customers and may cause us to pay higher interest rates to attract customers.

The banking business is highly competitive, and we experience competition in our market from many other financial institutions. We compete with commercial banks, credit unions, savings and loan associations, mortgage banking firms, consumer finance companies, securities brokerage firms, insurance companies, money market funds, and other mutual funds, as well as other super-regional, national, and international financial institutions that operate offices in our primary market areas and elsewhere. We compete with these institutions both in attracting deposits and in making loans. In addition, we have to attract our customer base from other existing financial institutions and from new residents. Many of our competitors are well-established, larger financial institutions. These institutions offer some services, such as extensive and established branch networks, that we do not provide. There is a risk that we will not be able to compete successfully with other financial institutions in our market, and that we may have to pay higher interest rates to attract deposits, resulting in reduced profitability. In addition, competitors that are not depository institutions are generally not subject to the extensive regulations that apply to us.

We will face risks with respect to expansion through acquisitions or mergers.

From time to time we may seek to acquire other financial institutions or parts of those institutions. We may also expand into new markets or lines of business or offer new products or services. These activities would involve a number of risks, including:

- the potential inaccuracy of the estimates and judgments used to evaluate credit, operations, management, and market risks with respect to a target institution;

- the time and costs of evaluating new markets, hiring or retaining experienced local management, and opening new offices and the time lags between these activities and the generation of sufficient assets and deposits to support the costs of the expansion;
- the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse effects on our results of operations; and
- the risk of loss of key employees and customers.

Our underwriting decisions may materially and adversely affect our business.

While we generally underwrite the loans in our portfolio in accordance with our own internal underwriting guidelines and regulatory supervisory guidelines, in certain circumstances we have made loans which exceed either our internal underwriting guidelines, supervisory guidelines, or both. As of December 31, 2008, approximately $7.5 million of our loans, or 15.2% of our bank's capital, had loan-to-value ratios that exceeded regulatory supervisory guidelines, of which 2 loans totaling approximately $117,000 had loan-to-value ratios of 100% or more. In addition, supervisory limits on commercial loan to value exceptions are set at 30% of our bank's capital. At December 31, 2008, $6.1 million of our commercial loans, or12.3% of our bank's capital, exceeded the supervisory loan to value ratio. The number of loans in our portfolio with loan-to-value ratios in excess of supervisory guidelines, our internal guidelines, or both could increase the risk of delinquencies and defaults in our portfolio.

We may have higher loan losses than we have allowed for in our allowance for loan losses.

Our loan losses could exceed our allowance for loan losses. Our average loan size continues to increase and reliance on our historic allowance for loan losses may not be adequate. Approximately 76% of our loan portfolio is composed of construction, commercial mortgage and commercial loans. Repayment of such loans is generally considered more subject to market risk than residential mortgage loans. Industry experience shows that a portion of loans will become delinquent and a portion of loans will require partial or entire charge-off. Regardless of the underwriting criteria utilized, losses may be experienced as a result of various factors beyond our control, including among other things, changes in market conditions affecting the value of loan collateral and problems affecting the credit of our borrowers.

Holders of the Series T preferred stock have rights that are senior to those of our common shareholders.

The Series T preferred stock that we issued to the U.S. Treasury on November 21, 2008 is senior to our shares of common stock and holders of the Series T preferred stock have certain rights and preferences that are senior to holders of our common stock. The Series T preferred stock ranks senior to our common stock and all other equity securities of ours designated as ranking junior to the Series T preferred stock. So long as any shares of the Series T preferred stock remain outstanding, unless all accrued and unpaid dividends for all prior dividend periods have been paid or are contemporaneously declared and paid in full, no dividend whatsoever shall be paid or declared on our common stock or other junior stock, other than a dividend payable solely in common stock. We and our subsidiary also generally may not purchase, redeem or otherwise acquire for consideration any shares of our common stock or other junior stock unless we have paid in full all accrued dividends on the Series T preferred stock for all prior dividend periods, other than in certain circumstances described more fully below. Furthermore, the Series T preferred stock is entitled to a liquidation preference over shares of our common stock in the event of our liquidation, dissolution or winding up.

Holders of the Series T preferred stock may, under certain circumstances, have the right to elect two directors to our board of directors.

In the event that we fail to pay dividends on the Series T preferred stock for an aggregate of six quarterly dividend periods or more (whether or not consecutive), the authorized number of directors then constituting our board of directors will be increased by two. Holders of the Series T preferred stock, together with the holders of any outstanding parity stock with like voting rights, referred to as voting parity stock, voting as a single class, will be entitled to elect the two additional members of our board of directors, referred to as the preferred stock directors, at the next annual meeting (or at a special meeting called for the purpose of electing the preferred stock directors prior to the next annual meeting) and at each subsequent annual meeting until all accrued and unpaid dividends for all past dividend periods have been paid in full.

Holders of the Series T preferred stock have limited voting rights.

Except as otherwise required by law and in connection with the election of directors to our board of directors in the event that we fail to pay dividends on the Series T preferred stock for an aggregate of at least six quarterly dividend periods (whether or not consecutive), holders of the Series T preferred stock have limited voting rights. So long as shares of the Series T preferred stock are outstanding, in addition to any other vote or consent of shareholders required by law or our amended and restated articles of incorporation, the vote or consent of holders owning at least 66⅔% of the shares of Series T preferred stock outstanding is required for (1) any authorization or issuance of shares ranking senior to the Series T preferred stock; (2) any amendment to the rights of the Series T preferred stock so as to adversely affect the rights, preferences, privileges or voting power of the Series T preferred stock; or (3) consummation of any merger, share exchange or similar transaction unless the shares of Series T preferred stock remain outstanding, or if we are not the surviving entity in such transaction, are converted into or exchanged for preference securities of the surviving entity and the shares of Series T preferred stock remaining outstanding or such preference securities have such rights, preferences, privileges and voting power as are not materially less favorable to the holders than the rights, preferences, privileges and voting power of the shares of Series T preferred stock.

Item 1B. Unresolved Staff Comments.

We have no unresolved staff comments with the SEC regarding our periodic or current reports under the Exchange Act.

Item 2. Properties.

Lexington Property. The principal place of business of both the company and our bank's main office is located at 5455 Sunset Boulevard, Lexington, South Carolina 29072. The site of the bank's main office branch is a 2.29 acre plot of land. This site was purchased for $576,000 and the building costs were approximately $1.0 million. The branch operates in an 8,500 square foot facility located on this site.

In October 2000, the bank acquired an additional 2.0 acres adjacent to the existing facility for approximately $300,000. This site was designed to allow for a 24,000 to 48,000 square foot facility at some future date. The bank completed construction and occupied the 28,000 square foot administrative center in July 2006. The total construction cost for the building was approximately $3.4 million. The Lexington property is owned by the bank.

Forest Acres Property. We operate a branch office facility at 4404 Forest Drive, Columbia, South Carolina 29206. The Forest Acres site is .71 acres. The banking facility is approximately 4,000 square feet with a total cost of land and facility of approximately $920,000. This property is owned by the bank.

Irmo Property. We operate a branch office facility at 1030 Lake Murray Boulevard, Irmo, South Carolina 29063. The Irmo site is approximately 1.00 acre. The banking facility is approximately 3,200 square feet with a total cost of land and facility of approximately $1.1 million. This property is owned by the bank.

Cayce/West Columbia Property. We operate a branch office facility at 506 Meeting Street, West Columbia, South Carolina, 29169. The Cayce/West Columbia site is approximately 1.25 acres. The banking facility is approximately 3,800 square feet with a total cost of land and facility of approximately $935,000. This property is owned by the bank.

Gilbert Property. We operate a branch office at 4325 Augusta Highway Gilbert, South Carolina 29054. The facility is an approximate 3000 square foot facility located on an approximate one acre lot. The total cost of the land and facility was approximately $768,000. This property is owned by the bank.

Chapin Office. We operate a branch office facility at 137 Amicks Ferry Rd., Chapin, South Carolina 29036. The facility is approximately 3,000 square feet and is located on a three acre lot. The total cost of the facility and land was approximately $1.3 million. This property is owned by the bank.

Northeast Columbia. We operate a branch office facility at 9822 Two Notch Rd., Columbia, South Carolina 29223. The facility is approximately 3,000 square feet and is located on a 1.0 acre lot. The total cost of the facility and land was approximately $1.2 million. This property is owned by the bank.

Prosperity Property. We operate a branch office at 101 N. Wheeler Avenue, Prosperity, South Carolina 29127. This office was acquired in connection with the DutchFork merger. The banking facility is approximately 1,300 square feet and is located on a .31 acre lot. The total cost of the facility and land was approximately $175,000. This property is owned by the bank.

Wilson Road. We operate a branch office at 1735 Wilson Road, Newberry, South Carolina 29108. The banking office was acquired in connection with the DutchFork merger. This banking facility is approximately 12,000 square feet and is located on a 1.56 acre lot. Adjacent to the branch facility is a 13,000 square foot facility which was formerly utilized as the DutchFork operations center. The total cost of the facility and land was approximately $3.3 million. This property is owned by the bank.

Redbank Property. We operate a branch office facility at 1449 Two Notch Road, Lexington, South Carolina 29073. This branch opened for operation on February 3, 2005. The facility is approximately 3,000 square feet and is located on a 1.0 acre lot. The total cost of the facility and land was approximately $1.3 million. This property is owned by the bank.

Camden Property. We operate a branch office facility at 631 DeKalb Street, Camden, South Carolina 29020. This office was acquired in connection with the DeKalb merger. The facility is approximately 11,247 square feet and is located on a 2.2 acre lot. The total cost of the facility and land was approximately $2.4 million. This property is owned by the bank.

Highway 219 Property. A .61 acre lot located on highway 219 in Newberry County was acquired in connection with the DutchFork merger. This lot may be used for a future branch location but no definitive plans have been made. The cost of the lot was $430,000. This property is owned by the bank.

Item 3. Legal Proceedings.

Neither the company nor the bank is a party to, nor is any of their property the subject of, any material pending legal proceedings related to the business of the company or the bank.

Item 4. Submission of Matters to a Vote of Security Holders.

No matter was submitted to a vote of security holders during the fourth quarter of the fiscal year covered by this report.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities.

As of March 27, 2009, there were approximately 1,550 shareholders of record of our common stock. On January 15, 2003, our stock began trading on The NASDAQ Capital Market under the trading symbol of "FCCO." Prior to January 15, 2003, our stock was quoted on the OTC Bulletin Board under the trading symbol "FCCO.OB." The following table sets forth the high and low sales price information as reported by NASDAQ in 2008 and 2007, and the dividends per share declared on our common stock in each such quarter. All information has been adjusted for any stock splits and stock dividends effected during the periods presented.

	High	Low	Dividends
2008			
Quarter ended March 31, 2008	$16.49	$12.70	$0.08
Quarter ended June 30, 2008	$14.99	$11.66	$0.08
Quarter ended September 30, 2008	$13.65	$ 9.56	$0.08
Quarter ended December 31, 2008	$10.00	$ 6.31	$0.08
2007			
Quarter ended March 31, 2007	$18.99	$16.52	$0.06
Quarter ended June 30, 2007	$17.85	$16.57	$0.07
Quarter ended September 30, 2007	$16.66	$14.53	$0.07
Quarter ended December 31, 2007	$16.18	$12.00	$0.07

The future dividend policy of the company is subject to the discretion of the board of directors and depends upon a number of factors, including future earnings, financial condition, cash requirements, and general business conditions. Our ability to pay dividends is generally limited by the ability of our subsidiary bank to pay dividends to us. As a national bank, our bank may only pay dividends out of its net profits then on hand, after deducting expenses, including losses and bad debts. In addition, the bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the OCC will be required if the total of all dividends declared in any calendar year by the bank exceeds the bank's net profits to date, as defined, for that year combined with its retained net profits for the preceding two years less any required transfers to surplus. At December 31, 2008, the bank has no amount free of these restrictions. The OCC also has the authority under federal law to enjoin a national bank from engaging in what in its opinion constitutes an unsafe or unsound practice in conducting its business, including the payment of a dividend under certain circumstances.

As long as shares of our Series T Preferred Stock are outstanding, no dividends may be paid on our common stock unless all dividends on the Series T Preferred Stock have been paid in full. Additionally, prior to Prior to November 21, 2011, so long as the U.S. Treasury owns shares of the Series T Preferred Stock, we are not permitted to (1) increase cash dividends on our common stock or (2) redeem, repurchase or acquire any shares of our common stock or other equity securities, other than in connection with benefit plans consistent with past practice and certain other limited circumstances, without the U.S. Treasury's consent.

On June 21, 2006, our board of directors approved a new plan to repurchase up to 150,000 shares of our common stock on the open market. On April 17, 2007 and January 15, 2008 the Board approved an increase of 50,000 to be repurchased at each meeting. This brought the total available to be repurchased under the plan since inception to 250,000 shares. There was no share repurchase activity during the fourth quarter of 2008. The board has not established an expiration date for this plan. The maximum number of shares that may yet be repurchased under the plan is 42,487.

Item 6. Selected Financial Data

First Community Corporation

Amounts in thousands (except per share data)	2008	2007	2006	2005	2004
Operations Statement Data:					
Net interest income	$ 17,198	$ 15,290	$ 14,323	$ 12,994	$ 9,596
Provision for loan losses	2,129	492	528	329	245
Non-interest income (loss)	(10,084)	5,017	4,401	3,298	1,774
Non-interest expense	15,539	14,125	13,243	11,838	7,977
Income tax expense (benefit)	(3,761)	1,725	1,452	1,032	963
Net income (loss)	$ (6,793)	$ 3,965	$ 3,501	$ 3,093	$ 2,185
Preferred stock dividends	71	—	—	—	—
Net income (loss) available to common shareholders	$ (6,864)	$ 3,965	$ 3,501	$ 3,093	$ 2,185
Per Share Data:					
Net income diluted	$ (2.14)	$ 1.21	$ 1.10	$ 1.04	$ 1.09
Cash dividends	0 .32	0.27	0.23	0.20	0.20
Book value per common share at period end	17.76	19.93	19.36	17.82	18.09
Tangible book value per common share at period end	8.50	10.67	10.05	8.34	8.19
Balance Sheet Data:					
Total assets	$650,233	$565,613	$548,056	$467,455	$ 455,706
Loans	332,964	310,028	275,189	221,668	186,771
Securities	235,073	175,258	176,523	176,372	196,026
Deposits	423,798	405,855	414,941	349,604	337,064
Shareholders' equity	68,156	63,996	63,208	50,767	50,463
Average shares outstanding	3,208	3,234	3,097	2,847	1,903
Performance Ratios:					
Return on average assets:					
GAAP earnings (loss)	(1.10)%	0.72%	0.68%	0.67%	0.76%
Operating earnings	0.51%	0.71%	0.69%	0.64%	0.76%
Return on average common equity:					
GAAP earnings (loss)	(10.89)%	6.24%	6.12%	6.12%	8.00%
Operating earnings (loss)	5.04%	6.19%	6.21%	5.84%	7.93%
Return on average tangible common equity:					
GAAP earnings (loss)	(21.60)%	11.83%	12.69%	13.33%	10.39%
Operating earnings (loss)	10.00%	11.74%	12.86%	12.72%	10.35%
Net interest margin	3.16%	3.21%	3.27%	3.30%	3.72%
Dividend payout ratio	—	21.95%	20.35%	18.35%	17.39%
Asset Quality Ratios:					
Allowance for loan losses to period end total loans	1.38%	1.14%	1.17%	1.22%	1.48%
Allowance for loan losses to Non-performing assets	178.53%	286.06%	688.44%	487.54%	1,250.68%
Non-performing assets to total assets	.39%	.22%	.09%	.12%	.03%
Net charge-offs to average loans	.34%	.06%	.13%	.19%	.13%
Capital and Liquidity Ratios:					
Tier 1 risk-based capital	12.58%	13.66%	13.48%	13.24%	12.91%
Total risk-based capital	13.73%	14.61%	14.40%	14.12%	13.86%
Leverage ratio	8.28%	9.31%	9.29%	9.29%	8.51%
Equity to assets ratio	10.48%	11.31%	11.53%	10.86%	9.60%
Average loans to average deposits	75.45%	73.45%	64.83%	59.81%	61.00%

Reconciliations

The following is a reconciliation for the five years ended December 31, 2008, of net income (loss) as reported for generally accepted accounting principles ("GAAP") and the non-GAAP measure referred to throughout our discussion of "operating earnings."

(Dollars in thousands)	December 31, 2008	2007	2006	2005	2004
Net income (loss), As Reported (GAAP)	$ (6,793)	$3,965	$3,501	$3,093	$2,185
Add: Income tax expense (benefit)	(3,761)	1,725	1,452	1,032	963
	(10,554)	5,690	4,953	4,125	3,148
Non-operating items:					
(Gain) loss on sale of securities	28	(49)	69	(188)	(11)
Other-than-temporary-impairment charge	14,494	—	—	—	—
Pre-tax operating earnings (loss)	3,968	5,641	5,022	3,937	3,137
Related income tax expense	825	1,708	1,472	985	960
Operating earnings, (net income, excluding non operating items)	$ 3,143	$3,933	$3,550	$2,952	$2,177

The following is a reconciliation for the five years ended December 31, 2008, of non-interest income (loss) as reported for GAAP and the non-GAAP measure referred to throughout our discussion regarding non-interest income (loss).

(Dollars in thousands)	2008	2007	2006	2005	2004
Non-interest income (loss), As Reported (GAAP)	$(10,084)	$5,017	$4,401	$3,298	$1,774
Non-operating items:					
(Gain) loss on sale of securities	28	(49)	69	(188)	(11)
Other-than-temporary-impairment charge	14,494	—	—	—	—
Operating non-interest income	$ 4,438	$4,968	$4,470	$3,110	$1,763

Our management believes that the non-GAAP measures above are useful because they enhance the ability of investors and management to evaluate and compare our operating results from period to period in a meaningful manner. These non-GAAP measures should not be considered as an alternative to any measure of performance as promulgated under GAAP, and investors should consider the OTTI charges in the second and third quarter of 2008 when assessing the performance of the company. Non-GAAP measures have limitations as analytical tools, and investors should not consider them in isolation or as a substitute for analysis of the company's results as reported under GAAP.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Overview

First Community Corporation is a one bank holding company headquartered in Lexington, South Carolina. We operate from our main office in Lexington, South Carolina and our 11 full-service offices are located in Lexington (two), Forest Acres, Irmo, Cayce-West Columbia, Gilbert, Chapin, Northeast Columbia, Prosperity, Newberry and Camden. During the second quarter of 2006, we completed our acquisition of DeKalb Bankshares, Inc., the holding company for The Bank of Camden. The merger added one office in Kershaw County located in the Midlands of South Carolina. During the fourth quarter of 2004, we completed our first acquisition of another financial institution when we merged with DutchFork Bancshares, Inc., the holding company for Newberry Federal Savings Bank. The merger added three offices in Newberry County. In 2007, our College Street office in Newberry was consolidated with our Wilson Road Office in Newberry. We engage in a general commercial and retail banking business characterized by personalized service and local decision making, emphasizing the banking needs of small to medium-sized businesses, professional concerns and individuals.

The following discussion describes our results of operations for 2008 as compared to 2007 and 2007 compared to 2006, and also analyzes our financial condition as of December 31, 2008 as compared to December 31, 2007. Like most community banks, we derive most of our income from interest we receive on our loans and investments. A primary source of funds for making these loans and investments is our deposits, on which we pay interest. Consequently, one of the key measures of our success is our amount of net interest income, or the difference between the income on our interest-earning assets, such as loans and investments, and the expense on our interest-bearing liabilities, such as deposits. Another key measure is the spread between the yield we earn on these interest-earning assets and the rate we pay on our interest-bearing liabilities.

We have included a number of tables to assist in our description of these measures. For example, the "Average Balances" table shows the average balance during 2008, 2007 and 2006 of each category of our assets and liabilities, as well as the yield we earned or the rate we paid with respect to each category. A review of this table shows that our loans typically provide higher interest yields than do other types of interest earning assets, which is why we intend to channel a substantial percentage of our earning assets into our loan portfolio. Similarly, the "Rate/Volume Analysis" table helps demonstrate the impact of changing interest rates and changing volume of assets and liabilities during the years shown. We also track the sensitivity of our various categories of assets and liabilities to changes in interest rates, and we have included a "Sensitivity Analysis Table" to help explain this. Finally, we have included a number of tables that provide detail about our investment securities, our loans, and our deposits and other borrowings.

There are risks inherent in all loans, so we maintain an allowance for loan losses to absorb probable losses on existing loans that may become uncollectible. We establish and maintain this allowance by charging a provision for loan losses against our operating earnings. In the following section we have included a detailed discussion of this process, as well as several tables describing our allowance for loan losses and the allocation of this allowance among our various categories of loans.

In addition to earning interest on our loans and investments, we earn income through fees and other expenses we charge to our customers. We describe the various components of this noninterest income, as well as our noninterest expense, in the following discussion. The discussion and analysis also identifies significant factors that have affected our financial position and operating results during the periods included in the accompanying financial statements. We encourage you to read this discussion and analysis in conjunction with the financial statements and the related notes and the other statistical information also included in this report.

In response to financial conditions affecting the banking system and financial markets and the potential threats to the solvency of investment banks and other financial institutions, the United States government has taken unprecedented actions. On October 3, 2008, President Bush signed into law the EESA. Pursuant to the EESA, the U.S. Treasury will have the authority to, among other things, purchase mortgages, MBSs, and other financial instruments from financial institutions for the purpose of stabilizing and providing liquidity to the U.S. financial markets. On October 14, 2008, the U.S. Department of Treasury announced the CPP under the EESA, pursuant to which the Treasury could make senior preferred stock investments in participating financial institutions that qualifies as Tier I capital. Based on our risk-weighted assets as of September 30, 2008, we were eligible to issue up to approximately $11.3 million in new senior preferred stock under the program. On November 21, 2008, as part of the CPP established by the Treasury under the EESA, First Community Corporation entered into the CPP Purchase Agreement with the Treasury dated November 21, 2008 pursuant to which we issued and sold to the Treasury (i) the Series T Preferred Stock and (ii) the CPP Warrant, for an aggregate purchase price of $11.3 million in cash. The proceeds from this offering qualify as Tier 1 capital under the regulatory capital guidelines.

Cumulative dividends on the Series T Preferred Stock will accrue on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter, but will be paid only if, as, and when declared by the company's board of directors. The Series T Preferred Stock has no maturity date and ranks senior to the common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the company. The Series T Preferred Stock generally is non-voting.

Under the terms of the agreement the company may redeem the Series T Preferred Stock at par after February 15, 2012. Prior to this date, the company may redeem the Series T Preferred Stock at par if (i) the company has raised aggregate gross proceeds in one or more Qualified Equity Offerings (as defined in the CPP Purchase Agreement) in excess of approximately $2.8 million, and (ii) the aggregate redemption price does not exceed the aggregate net proceeds from such Qualified Equity Offerings. The Recovery Act signed by the President on February 17, 2009 amended the terms of the agreement and allows the company to redeem the Series T Preferred Stock prior to February 15, 2012. Any redemption is subject to the consent of the Board of Governors of the Federal Reserve System.

Critical Accounting Policies

We have adopted various accounting policies that govern the application of accounting principles generally accepted in the United States and with general practices within the banking industry in the preparation of our financial statements. Our significant accounting policies are described in the notes to our consolidated financial statements in this report.

Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. We consider these accounting policies to be critical accounting policies. The judgment and assumptions we use are based on historical experience and other factors, which we believe to be reasonable under the circumstances. Because of the nature of the judgment and assumptions we make, actual results could differ from these judgments and estimates that could have a material impact on the carrying values of our assets and liabilities and our results of operations.

We believe the allowance for loan losses is the critical accounting policy that requires the most significant judgment and estimates used in preparation of our consolidated financial statements. Some of the more critical judgments supporting the amount of our allowance for loan losses include judgments about the credit worthiness of borrowers, the estimated value of the underlying collateral, the assumptions about cash flow, determination of loss factors for estimating credit losses, the impact of current events, and conditions, and other factors impacting the level of probable inherent losses.

Under different conditions or using different assumptions, the actual amount of credit losses incurred by us may be different from management's estimates provided in our consolidated financial statements. Refer to the portion of this discussion that addresses our allowance for loan losses for a more complete discussion of our processes and methodology for determining our allowance for loan losses.

Results of Operations

Our net loss was $6.8 million, or $2.14 diluted loss per share, for the year ended December 31, 2008, as compared to net income of $4.0 million, or $1.21 diluted earnings per share, for the year ended December 31, 2007, and $3.5 million, or $1.10 diluted earnings per share, for the year ended December 31, 2006. The net loss for the year ended December 31, 2008 included a charge to recognize an OTTI in the amount of $14.3 million on our investment in a preferred stock issue of Freddie Mac (a GSE) reflecting a write-down of substantially all of its carrying value. During the second quarter of 2008 we made a decision to recognize an unrealized mark-to-market loss on this investment grade security in the amount of $6.2 million as an OTTI based on the significant decline in the market value of the security caused by potential deterioration of Freddie Mac's financial condition, and the then current lack of clarity about the impact of an announced plan (which was approved by the House and Senate and signed into law by the President). That plan provided support for Freddie Mac as well as other GSEs. On September 7, 2008, the Secretary of the Treasury announced a decision to place Freddie Mac into conservatorship and as part of that decision the dividend payments on existing preferred shares would be terminated for an unspecified period of time. As a result of that decision we took an additional $8.1 million OTTI charge in the third quarter of 2008 to write off substantially all of the remaining investment in this Freddie Mac security. The preferred stock issue was purchased in 2003 and acquired by First Community Corporation in the 2004 merger with Dutchfork Bankshares. The security with a current cost basis of $3,000 is included in the available-for-sale securities portfolio.

Another significant decision that impacted our results for the year ended December 31, 2008 was the implementation of a leverage strategy, during the second quarter of 2008, whereby we acquired approximately $63.2 million in certain non-agency MBSs and CMOs. We initiated this strategy because we believe the pricing levels of these securities and related funding opportunities provided the ability to realize significant spread not typically available in leverage strategies. The weighted average yield on the investment securities purchased was approximately 6.82%. All of the mortgage assets acquired were classified as prime or ALT-A securities and represent the senior or super-senior tranches of the securities. The assets acquired as part of this strategy have been classified as held-to-maturity in the investment portfolio. The securities were acquired on the open market through securities dealers. Prior to initiating each transaction, we performed a thorough analysis, evaluating the associated credit risk, interest rate risk, liquidity and capital risk as well as related funding options. We continue to perform an evaluation of these securities and the related risk on a monthly basis. The funding for this strategy was provided through Federal Home Loan Bank Advances in the amount of $36.0 million and brokered certificate of deposits in the amount of $23.0 million. The weighted average cost of funding was approximately 4.28%. We believe this opportunity existed as a result of the ongoing volatility in this market sector and the economic value of these securities was not reflected at the pricing levels.

As noted above under "Reconciliations," our operating earnings were $3.1million, or $0.98 per diluted common share, for 2008 as compared to $3.9 million, or $1.20 diluted earnings per common share, for 2007. Net interest income increased by $1.9 million in 2008 from $15.3 million in 2007 to $17.2 million in 2008. The increase in net interest income is primarily due to the increase in the level of average earning assets resulting from the implementation of the leverage strategy discussed previously as well as core internal growth. Average earning assets equaled $543.7 million during 2008 as compared to $476.1 million during 2007.

The effect of the increase in earning assets was offset by a 8 basis point decrease in the net interest margin from 3.29% during 2007 to 3.21% during 2008 on a tax equivalent basis. Net interest spread, the difference between the yield on earning assets and the rate paid on interest-bearing liabilities, was 2.78% in 2008 as compared to 2.69% in 2007 and 2.88% in 2006. See below under "Net Interest Income" and "Market Risk and Interest Rate Sensitivity" for a further discussion about the effect of this decrease in the net interest spread and in our net interest margin. The provision for loan losses was $2.1 million in 2008 as compared to $492,000 in 2007. Non-interest income, excluding the OTTI charge was $4.4 million in 2008 as compared to $5.0 million in 2007. This decrease is primarily due to a negative fair value adjustment on interest rate contracts of $560,000 in 2008 as compared to a positive adjustment of $167,000 in 2007. Non-interest expense increased to $15.5 million in 2008 as compared to $14.1 million in 2007. This increase is attributable to increases in salary and benefit expense, an increase in FDIC/FICO premiums as well as the impact of our share of accumulated losses in a limited partnership designed to assist rehabilitate certain low income housing projects. We entered into this partnership to assist in meeting our commitment to the CRA.

Our net income was $4.0 million, or $1.21 diluted earnings per share, for the year ended December 31, 2007, as compared to net income of $3.5 million, or $1.10 diluted earnings per share, for the year ended December 31, 2006. The increase in net income for 2007 as compared to 2006 resulted primarily from an increase in the level of average earning assets of $38.2 million. The effect of the increase in earning assets was offset by a 6 basis point decrease in the net interest margin from 3.27% during 2006 to 3.21% during 2007. On a tax equivalent basis, the net interest margin was 3.29% and 3.36% for the years ended December 31, 2007 and 2006, respectively. Net interest spread, the difference between the yield on earning assets and the rate paid on interest-bearing liabilities, was 2.69% in 2007 as compared to 2.88% in 2006. Net interest income increased to $15.3 million for the year ended December 31, 2007 from $14.3 million in 2006. The provision for loan losses was $492,000 in 2007 as compared to $528,000 in 2006. Non-interest income increased to $5.0 million in 2007 from $4.4 million in 2006 due primarily to increased deposit service charges resulting from higher average deposit account balances as well as increased ATM/Debit Card fees and a favorable adjustment on financial instruments that are carried at fair value. Non-interest expense increased to $14.1 million in 2007 as compared to $13.2 million in 2006. This increase is attributable to increases in all expense categories required to support the continued growth of the bank.

Net Interest Income

Net interest income is our primary source of revenue. Net interest income is the difference between income earned on assets and interest paid on deposits and borrowings used to support such assets. Net interest income is determined by the rates earned on our interest-earning assets and the rates paid on our interest-bearing liabilities, the relative amounts of interest-earning assets and interest-bearing liabilities, and the degree of mismatch and the maturity and repricing characteristics of its interest-earning assets and interest-bearing liabilities.

Net interest income totaled $17.2 million in 2008, $15.3 million in 2007 and $14.3 million in 2006. The yield on earning assets, which was 6.07% in 2008, as compared to 6.50% and 6.22% in 2007 and 2006, respectively. The rate paid on interest-bearing liabilities was 3.29% in 2008, 3.81% in 2007 and 3.34% in 2006. The fully taxable equivalent net interest margin was 3.21% in 2008, 3.29% in 2007 and 3.36% in 2006.

Our loan to deposit ratio on average during 2008 was 75.5%, as compared to 73.4% in 2007 and 64.8% during 2006. Loans typically provide a higher yield than other types of earning assets and thus one of our goals continues to be to grow the loan portfolio as a percentage of earning assets which should improve the overall yield on earning assets and the net interest margin. At December 31, 2008, the loan to deposit ratio had increased to 78.6%.

The net interest margin declined in 2008 as compared to 2007 primarily as a result of declining interest rates during this economic cycle. With interest rates as low as they became throughout 2008 certain deposit products could not be repriced in the same magnitude as the general decline in interest rates. In addition, the leverage strategy discussed above did not provide the interest rate spread typically achieved in funding core loan growth with core deposit growth. The yield on earning assets decreased by 43 basis points and the cost of funds decreased by 52 basis points. This resulted in an increase in our net interest spread of 9 basis points in 2008 as compared to 2007. Despite this our net interest margin decreased 5 basis points as a higher percentage of our average earning assets (volume) were funded by interest bearing liabilities (volume) in 2008 as compared to 2007. The average borrowed funds to total interest-bearing liabilities was 26.9% in 2008 as compared to 19.6% in 2007. During 2008 the FHLB advance funding cost were favorable compared to local certificate of deposit funding.

The flat yield curve throughout much the first half of 2007 as well as an increasing competitive deposit and lending environment were significant contributors to the decline in the net interest margin in 2007 as compared to 2006. The yield on earning assets increased by 28 basis points in 2007 as compared to 2006, whereas the cost of interest-bearing funds increased by 47 basis points during the same period. The higher increase in the cost of funds as compared to yield on interest earning assets was due to an increase in our funding cost on time deposits. The short end of the yield curve declined in the latter half of 2007 but the competitive pricing environment within our market kept rates on these deposits high in comparison to the yield curve decline. The average cost of time deposits was 4.77% in 2007 as compared to 4.18% in 2006. The average borrowed funds to total interest bearing-liabilities in 2007 was 19.6%, as compared to 17.0% in 2006. Longer term borrowed funds typically have a higher interest rate than our mix of deposit products. Our average cost of borrowed funds for 2007 was 4.80% as compared to 4.70% in 2006.

Average Balances, Income Expenses and Rates. The following tables depict, for the periods indicated, certain information related to our average balance sheet and our average yields on assets and average costs of liabilities. Such yields are derived by dividing income or expense by the average balance of the corresponding assets or liabilities. Average balances have been derived from daily averages.

	Year ended December 31,								
	2008			2007			2006		
(Dollars in thousands)	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate	Average Balance	Income/ Expense	Yield/ Rate
Assets									
Earning assets									
Loans	$318,954	$21,503	6.74%	$296,991	$22,243	7.49%	$249,209	$18,613	7.47%
Securities	214,718	11,189	5.21%	172,269	8,326	4.83%	175,145	7,891	4.51%
Other short-term investments(2)	10,006	316	3.16%	6,819	386	5.67%	13,543	741	5.47%
Total earning assets	543,678	33,008	6.07%	476,079	30,955	6.50%	437,897	27,245	6.22%
Cash and due from banks	9,199			10,530			10,170		
Premises and equipment	19,597			20,518			19,211		
Intangible assets	29,678			30,079			29,603		
Other assets	21,475			19,824			17,945		
Allowance for loan losses	(3,643)			(3,416)			(3,002)		
Total assets	$619,984			$553,614			$511,824		
Liabilities									
Interest-bearing liabilities									
Interest-bearing transaction accounts	$ 59,077	530	0.90%	$ 51,491	215	0.42%	$ 58,099	305	0.52%
Money market accounts	35,289	742	2.10%	41,908	1,315	3.14%	48,399	1,547	3.20%
Savings deposits	23,837	109	0.46%	25,799	180	0.70%	29,108	209	0.72%
Time deposits	233,061	9,883	4.24%	211,411	10,084	4.77%	185,653	7,768	4.18%
Other borrowings	129,225	4,546	3.52%	80,656	3,872	4.80%	65,815	3,093	4.70%
Total interest-bearing liabilities	480,489	15,810	3.29%	411,265	15,666	3.81%	387,074	12,922	3.34%
Demand deposits	71,472			73,752			63,167		
Other liabilities	5,659			5,013			4,378		
Shareholders' equity	62,364			63,584			57,205		
Total liabilities and shareholders' equity	$619,984			$553,614			$511,824		
Net interest spread			2.78%			2.69%			2.88%
Net interest income/margin		$17,198	3.16%		$ 15,289	3.21%		$14,323	3.27%
Net interest margin (tax equivalent)			3.21%			3.29%			3.36%

(1) All loans and deposits are domestic. Average loan balances include non-accrual loans

(2) The computation includes federal funds sold, securities purchased under agreement to resell and interest bearing deposits.

The following table presents the dollar amount of changes in interest income and interest expense attributable to changes in volume and the amount attributable to changes in rate. The combined effect in both volume and rate, which cannot be separately identified, has been allocated proportionately to the change due to volume and due to rate.

	2008 versus 2007			2007 versus 2006		
	Increase (decrease) due to			Increase (decrease) due to		
(In thousands)	Volume	Rate	Net	Volume	Rate	Net
Assets						
Earning assets						
Loans	$1,576	$(2,316)	$ (740)	$3,578	$ 52	$3,630
Investment securities	2,287	576	2,863	(131)	566	435
Other short-term investments	140	(210)	(70)	(380)	25	(355)
Total earning assets	4,198	(2,145)	2,053	2,597	1,113	3,710
Interest-bearing liabilities						
Interest-bearing transaction accounts	26	289	315	(44)	(46)	(90)
Money market accounts	(186)	(387)	(573)	(204)	(28)	(232)
Savings deposits	(15)	(56)	(71)	(23)	(6)	(29)
Time deposits	2,396	(2,597)	(201)	1,153	1,163	2,316
Other short-term borrowings	1,211	(537)	674	711	68	779
Total interest-bearing liabilities	2,439	(2,295)	144	717	2,027	2,744
Net interest income			$1,909			$ 966

Market Risk and Interest Rate Sensitivity

Market risk reflects the risk of economic loss resulting from adverse changes in market prices and interest rates. The risk of loss can be measured in either diminished current market values or reduced current and potential net income. Our primary market risk is interest rate risk. We have established an Asset/Liability Management Committee ("ALCO") to monitor and manage interest rate risk. The ALCO monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on our net interest income. The ALCO has established policies guidelines and strategies with respect to interest rate risk exposure and liquidity.

A monitoring technique employed by us is the measurement of our interest sensitivity "gap," which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Also, asset/liability modeling is performed to assess the impact varying interest rates and balance sheet mix assumptions will have on net interest income. Interest rate sensitivity can be managed by repricing assets or liabilities, selling securities available-for-sale, replacing an asset or liability at maturity or by adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates. Neither the "gap" analysis or asset/liability modeling are precise indicators of our interest sensitivity position due to the many factors that affect net interest income including, the timing, magnitude and frequency of interest rate changes as well as changes in the volume and mix of earning assets and interest-bearing liabilities.

The following table illustrates our interest rate sensitivity at December 31, 2008.

Interest Sensitivity Analysis

(Dollars in thousands)	Within One Year	One to Three Years	Three to Five Years	Over Five Years	Total
Assets					
Earning assets					
Loans(1)	$141,216	$ 84,698	$86,211	$19,082	$331,207
Securities(2)	103,558	56,896	30,654	46,049	237,157
Federal funds sold, securities purchased under agreements to resell and other earning assets	3,645	—	—	—	3,645
Total earning assets	248,419	141,594	116,865	65,131	572,009
Liabilities					
Interest bearing liabilities					
Interest bearing deposits					
NOW accounts	16,042	28,010	9,336	9,336	62,724
Money market accounts	23,644	7,888	—	—	31,532
Savings deposits	7,195	9,434	3,144	2,688	22,461
Time deposits	198,256	30,117	12,957	—	241,330
Total interest-bearing deposits	245,137	75,449	25,437	12,024	358,047
Other borrowings	54,940	53,010	7,043	37,310	152,303
Total interest-bearing liabilities	300,077	128,459	32,480	49,334	510,350
Period gap	$(51,658)	$ 13,135	$84,385	$15,797	$ 61,659
Cumulative gap	$(51,658)	$(38,523)	$45,862	$61,659	$ 61,659
Ratio of cumulative gap to total earning assets	(9.0)%	(6.73)%	8.02%	10.78%	10.78%

(1) Loans classified as non-accrual as of December 31, 2008 are not included in the balances.

(2) Securities based on amortized cost.

At December 31, 2008, we had an interest rate cap agreement with a notional amount of $10.0 million. The cap rate of interest is 4.50% three month LIBOR. The Cap agreement expires on August 1, 2009 and at December 31, 2008 the agreement had no value. At December 31, 2007 the company had a cap and floor with a notional amount of $10.0 million. The floor was sold in the first quarter of 2008 and the company received $608,000 in cash and recognized a gain in the amount of $179,000 in other income. These agreements are entered into to protect assets and liabilities from the negative effects of volatility in interest rates. The agreements provide for a payment to the bank of the difference between the cap/floor rate of interest and the market rate of interest. The bank's exposure to credit risk is limited to the ability of the counterparty to make potential future payments required pursuant to the agreement. The bank's exposure to market risk of loss is limited to the market value of the cap and floor. The market value of the cap was $28,000 and the floor market value was $429,000 at December 31, 2007. Any gain or loss on the value of these contracts are recognized in earnings on a current basis. The bank received payments under the terms of the cap contract in the amount $15,000 $92,000 and $49,000 during the year ended December 31, 2008, 2007 and 2006, respectively. No payments were received under the terms of the floor contract in 2007 and 2006. The bank recognized ($ 14,000), $178,000, and $18,000 and in other income to reflect the increase in the value of the contracts for the years ended December 31, 2008, 2007 and 2008, respectively.

We entered into a five year interest rate swap agreement on October 8, 2008. The swap agreement has a $10.0 million notional amount. We will receive a variable rate of interest on the notional amount based on a three month LIBOR rate and pay a fixed rate interest of 3.66%. The contract was entered into to protect us from the negative impact of rising interest rates. Our exposure to credit risk is limited to the ability of the counterparty to make potential future payments required pursuant to the agreement. Our exposure to market risk of loss is limited to the changes in the market value of the swap between reporting periods. At December 31, 2008 the fair value of the contract was a negative $725,000. The fair value adjustment of ($725,000) was recognized in other income for the year ended December 31, 2008. The fair value of the contract is the present value, over the remaining term of the contract, of the difference between the five year swap rate at the reporting date multiplied by the notional amount and the fixed interest rate of 3.66% multiplied by the notional amount of the contract.

Through simulation modeling, we monitor the effect that an immediate and sustained change in interest rates of 100 basis points and 200 basis points up and down will have on net-interest income over the next 12 months. Based on the many factors and assumptions used in simulating the effect of changes in interest rates, the following table estimates the hypothetical percentage change in net interest income at December 31, 2008 and 2007 over the subsequent 12 months. Even though we are liability sensitive the model at December 31, 2008 reflects a decrease in net interest income in a 200 basis point declining rate environment. This primarily results from the current level of interest rates being paid on our interest bearing transaction accounts as well as money market accounts. The interest rates on these accounts are at a level where they cannot be repriced in proportion to the change in interest rates. The increase and decrease of 100 and 200 basis points assume a simultaneous and parallel change in interest rates along the entire yield curve.

Net Interest Income Sensitivity

	Hypothetical percentage change in net interest income December 31,	
Change in short-term interest rates	**2008**	**2007**
+200bp	−5.40%	−0.67%
+100bp	−3.47%	+0.35%
Flat	—	—
−100bp	+0.14%	−2.75%
−200bp	−1.51%	−7.07%

We also perform a valuation analysis projecting future cash flows from assets and liabilities to determine the Present Value of Equity ("PVE") over a range of changes in market interest rates. The sensitivity of PVE to changes in interest rates is a measure of the sensitivity of earnings over a longer time horizon. At December 31, 2008 and 2007, the PVE exposure in a plus 200 basis point increase in market interest rates was estimated to be 30.18% and 15.39%, respectively. The increase in the PVE exposure in 2008 as compared to 2007 was impacted by the leverage transaction that we implemented in early 2008. As rates rise prepayments on the underlying mortgages slow and the life of the securities extend. In evaluating the leverage strategy we believe that the spreads realized on the overall transaction adequately compensated us for the additional exposure in a rising rate environment.

Provision and Allowance for Loan Losses

At December 31, 2008, the allowance for loan losses amounted to $4.6 million, or 1.38% of total loans, as compared to $3.5 million, or 1.14% of total loans, at December 31, 2007. Our provision for loan loss was $2.1 million for the year ended December 31, 2008 as compared to $492,000 and $528,000 for the years ended December 31, 2007 and 2006, respectively. The provision is made based on our assessment of general loan loss risk and asset quality. The allowance for loan losses represents an amount which we believe will be adequate to absorb probable losses on existing loans that may become uncollectible. Our judgment as to the adequacy of the allowance for loan losses is based on a number of assumptions about future events, which we believe to be reasonable, but which may or may not prove to be accurate. Our determination of the allowance for loan losses is based on evaluations of the collectability of loans, including consideration of factors such as the balance of impaired loans, the quality, mix, and size of our overall loan portfolio, economic conditions that may affect the borrower's ability to repay, the amount and quality of collateral securing the loans, our historical loan loss experience, and a review of specific problem loans. We also consider subjective issues such as changes in the lending policies and procedures, changes in the local/national economy, changes in volume or type of credits, changes in volume/severity of problem loans, quality of loan review and board of director oversight and concentrations of credit. Periodically, we adjust the amount of the allowance based on changing circumstances. We charge recognized losses to the allowance and add subsequent recoveries back to the allowance for loan losses. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period, especially considering the overall weakness in the commercial real estate market in our market areas.

We perform an analysis quarterly to assess the risk within the loan portfolio. The portfolio is segregated into similar risk components for which historical loss ratios are calculated and adjusted for identified changes in current portfolio characteristics. Historical loss ratios are calculated by product type and by regulatory credit risk classification. The allowance consists of an allocated and unallocated allowance. The allocated portion is determined by types and ratings of loans within the portfolio. The unallocated portion of the allowance is established for losses that exist in the remainder of the portfolio and compensates for uncertainty in estimating the loan losses. The substantial increase in the provision for 2008 as compared to the prior two years is a direct result of the ongoing economic downturn experienced throughout our markets and the country. Real estate values have been dramatically impacted during this economic cycle. With our loan portfolio consisting of a large percentage of real estate secured loans we, like most financial institutions, have experienced increasing delinquencies and problem loans. We are not immune to the effects of the slowing economy and see some deterioration of our loan portfolio in general as evidenced by the increase in non-performing assets from $1.2 million (22 basis points) at December 31, 2007 to $2.5 million (39 basis points) at December 31, 2008. While these rates we believe are favorable in comparison to current industry results, we are concerned about the impact of this economic environment on our customer base of local businesses and professionals. During this economic cycle acquisition and development ("A&D") loans have been a major concern for financial institutions. Currently, our company has $13.2 million of A&D loans in our portfolio which represents 3.9% of our total loan portfolio. We have identified two of these as potential problem loans and discuss them below. We will continue to work closely with all our borrowers that are experiencing economic problems as a result of this cycle and believe we have the processes in place to monitor and identify problem credits. Until this economic cycle begins to reverse we are likely to experience higher delinquencies and problem loans. Therefore, we anticipate funding our provision for loan losses at levels higher than we have historically experienced. There can be no assurance that charge-offs of loans in future periods will not exceed the allowance for loan losses as estimated at any point in time or that provisions for loan losses will not be significant to a particular accounting period. The allowance is also subject to examination and testing for adequacy by regulatory agencies, which may consider such factors as the methodology used to determine adequacy and the size of the allowance relative to that of peer institutions. Such regulatory agencies could require us to adjust our allowance based on information available to them at the time of their examination.

At December 31, 2008, 2007, and 2006, we had non-accrual loans in the amount of $1.8 million, $600,000 and $449,000 respectively. Nonaccrual loans at December 31, 2008 consisted of 28 loans. The loans range in the amount of $15,000 to $233,000 and are substantially all real estate related. We have reappraised the collateral on each of these loans and have written them down to their estimated fair value. It is not anticipated that we will incur any material losses on these loans.

There were $2.0 million, $324,000, and $1.6 million in loans delinquent 30 to 89 days at December 31, 2008, 2007 and 2006, respectively. There were $59,000, $22,000 and $34,000 in loans greater than 90 days delinquent and still accruing interest at December 31, 2008, 2007 and 2006, respectively.

Our management continuously monitors non-performing, classified and past due loans to identify deterioration regarding the condition of these loans. We identified 5 loans in the amount of $6.2 million which are current as to principal and interest at December 31, 2008 and not included in non-performing assets but that could be potential problem loans. Of these, we have identified two A&D loans as potential problem loans. Both are located within the Midlands of South Carolina. One in the amount of $3.2 million was not yet 30 days delinquent at December 31, 2008, but became 30 days past due during the first quarter of 2009. We continued to work with the borrower, but subsequent to year end the loan was placed into non-performing status. We are currently obtaining and evaluating an updated appraisal on the property. The second loan is in the amount of $1.5 million and we do not currently anticipate any loss associated with this specific loan. The balance of loans considered to be potential problem loans consist of two single family home loans totaling $1.2 million and one loan on land totaling $200,000. These loans are continually monitored and are considered in our overall evaluation of the adequacy of our allowance for loan losses.

Allowance for Loan Losses

(Dollars in thousands)	2008	2007	2006	2005	2004
Average loans outstanding	$318,954	$296,991	$249,209	$202,143	$141,793
Loans outstanding at period end	$332,964	$310,028	$275,189	$221,668	$186,771
Total nonaccrual loans	$ 1,757	$ 600	$ 449	$ 101	—
Loans past due 90 days and still accruing	$ 59	$ 501	$ 22	$ 34	$ 80
Beginning balance of allowance	$ 3,530	$ 3,215	$ 2,701	$ 2,764	$ 1,705
Loans charged-off:					
1-4 family residential mortgage	763	320	97	119	5
Home equity	16	32	—	274	—
Commercial	271	28	142	56	196
Installment & credit card	90	102	53	72	93
Overdrafts	110	140	153	—	—
Total loans charged-off	1,250	622	445	521	294
Recoveries:					
1-4 family residential mortgage	41	80	2	—	—
Home equity	4	5	—	—	—
Commercial	52	281	59	99	90
Installment & credit card	18	15	20	30	23
Overdrafts	57	64	30	—	—
Total recoveries	172	445	111	129	113
Net loans charged off	1,078	177	334	392	181
Provision for loan losses	2,129	492	528	329	245
Purchased in acquisition	—	—	320	—	995
Balance at period end	$ 4,581	$ 3,530	$ 3,215	$ 2,701	$ 2,764
Net charge-offs to average loans	0.34%	0.06%	0.13%	0.19%	0.13%
Allowance as percent of total loans	1.38%	1.14%	1.17%	1.22%	1.48%
Non-performing loans as % of total loans	.55%	.36%	.17%	.06%	—
Allowance as % of non-performing loans	252.26%	320.62%	682.59%	2000.74%	—

The following table presents an allocation of the allowance for loan losses at the end of each of the past four years. The allocation is calculated on an approximate basis and is not necessarily indicative of future losses or allocations. The entire amount is available to absorb losses occurring in any category of loans.

Allocation of the Allowance for Loan Losses

	2008		2007		2006		2005		2004	
	Amount	**% of loans in category**	**Amount**	**% of loans in category**	**Amount**	**% of loans in category**	**Amount**	**% of loans in category**	**Amount**	**% of loans in category**
Dollars in thousands										
Commercial, Financial and Agricultural	$ 681	8.3%	$ 129	8.7%	$ 83	8.6%	$ 574	10.0%	$ 462	10.2%
Real Estate Construction	1,319	8.7%	343	9.1%	884	11.4%	611	9.0%	348	4.3%
Real Estate Mortgage:										
Commercial	1,641	57.7%	1,989	55.8%	1,692	50.5%	953	50.9%	1,285	51.8%
Residential	289	15.7%	553	16.8%	323	17.4%	275	16.8%	478	19.0%
Consumer	100	9.6%	198	9.6%	133	12.1%	213	13.3%	135	14.7%
Unallocated	551	N/A	318	N/A	100	N/A	75	N/A	56	N/A
Total	$4,581	100.0%	$3,530	100.0%	$3,215	100.0%	$2,701	100.0%	$2,764	100.0%

Accrual of interest is discontinued on loans when we believe, after considering economic and business conditions and collection efforts that a borrower's financial condition is such that the collection of interest is doubtful. A delinquent loan is generally placed in nonaccrual status when it becomes 90 days or more past due. At the time a loan is placed in nonaccrual status, all interest, which has been accrued on the loan but remains unpaid is reversed and deducted from earnings as a reduction of reported interest income. No additional interest is accrued on the loan balance until the collection of both principal and interest becomes reasonably certain.

Noninterest Income and Expense

Noninterest Income. Our primary source of noninterest income is service charges on deposit accounts. In addition, we originate mortgage loans that are pre-sold and funded by the third party acquirer, for which we receive a fee. Other sources of noninterest income are derived from commissions on sale of non-deposit investment products, bankcard fees, ATM/debit card fees, commissions on check sales, safe deposit box rent, wire transfer and official check fees. As a result of the OTTI charge, discussed previously, we had a non-interest income loss during 2008 of $10.1 million. Operating non-interest income (see reconciliation above) during 2008 was $4.4 million as compared to $5.0 million during the same period in 2007. During 2008, we realized losses on fair value adjustments on interest rate contracts in the amount of $623,000 as compared to gains of $168,000 in the same period of 2007. Deposit service charges decreased by $40,000 in 2008 as compared to 2007. This decrease in deposit service charges results from a decline in overdraft fees in 2008 as compared to 2007. There was a noticeable decrease of these fees in the fourth quarter of 2008. It appears that during this period customers were cutting back on their spending and the result was fewer items were being presented for payment. Mortgage origination fees increased $172,000 or 42.3% in the as compared to the same period in 2007. This increase results from a continued emphasis on this source of revenue, the continuing favorable mortgage interest rate environment as well as a fewer number of mortgage origination alternatives in the market place. Other non-interest income increased by $151,000 in 2008 as compared to 2007. The increase primarily related to continued increases in ATM surcharge and debit card exchange fees as a result of continued increased usage by our customer base. The fees received on sale of non-deposit investment products decreased by $22,000 in 2008 as compared to 2007. On September 15, 2008, we completed the acquisition of two financial planning and investment advisory firms. These firms had combined assets under management of approximately $40 million. This new division, First Community Financial Consultants, combines the investment services unit already in place at First Community with the added capabilities of holistic financial planning and investment advisory services. This line of business is consistent with our vision to be a provider of financial solutions to local businesses, entrepreneurs, and professionals. The activity in this division was slowed in the fourth quarter as we integrated the acquisition of two firms. We believe that over time this business will provide a consistent non-interest income revenue stream.

Noninterest income for the year ended December 31, 2007 was $5.0 million as compared to $4.4 million for 2006, an increase of $617,000, or 14.0%. Deposit service charges increased from $2.4 million in 2006 to $2.7 million in 2007. This increase was due primarily to increased deposit service charges resulting from higher average deposit account balances as well as certain adjustments in our deposit service charge fees during 2007. Mortgage Origination Fees as well as Commissions on the Sale of non-deposit products were relatively stable between 2007 as compared to 2006. During 2007, we sold securities in the amount of $13.9 million that resulted in net gains of $49,000. We sold the investments in 2007 to restructure certain investments within the portfolio that had small balances or relatively short maturities. The funds received were used to pay down overnight advances and purchase other securities with a longer maturity. In the first quarter of 2006, we sold securities that resulted in a loss of $69,000. The proceeds from the sale of the securities were used to pay down $5.0 million in FHLB advances resulting in a gain on the early extinguishment of debt of $159,000. We had favorable adjustments in financial instruments carried at fair value of $168,000 in 2007 as compared to $68,000 in 2006. "Other" non-interest income increased $234,000 from $1.1 million in 2006 to $1.3 million in 2007. This increase is primarily attributable to an increase in ATM/debit card fees of $182,000. ATM/debit card fees were $375,000 in 2006 as compared to $557,000 in 2007.

Noninterest Expense. In the very competitive financial services industry, we recognize the need to place a great deal of emphasis on expense management and continually evaluate and monitor growth in discretionary expense categories in order to control future increases. Over the last five years we have expanded our branch network and completed two acquisitions. The first acquisition was completed in October 2004 when we acquired DutchFork Bancshares located in Newberry, South Carolina. The second acquisition was completed in June 2006 when we acquired Dekalb Bankshares in Camden, South Carolina. In July 2006, construction was completed and we occupied our new 29,000 square foot administrative center. As a result of management's expansion strategy and the move into the new administrative center all categories of non-interest expense have continued to increase over the last several years.

Non-interest expense increased to $15.5 million in 2008 as compared to $14.1 million in 2007. This increase of $1.4 million is primarily attributable to increases in salary and benefit expense of $663,000, an increase in FDIC/FICO premiums of $207,000, increased marketing expenses of $104,000 as well as a loss of $382,000 on our share of accumulated losses in a limited partnership designed to assist in rehabilitating certain low income housing projects. We entered into this partnership to assist in meeting our commitment to the CRA. The anticipated loss on the partnership for 2009 is approximately $114,000. During 2008, we added approximately 10 (full time equivalent) employees and as of December 31, we had 148 FTEs. These additions were support personnel in audit, information technology, deposit sales, training and loan operations. In addition the acquisition of the two investment firms in the third quarter added three employees. Marketing expenses increased as a result of planned increases in television marketing in 2008 as compared to 2007.

Amortization of intangibles decreased approximately $163,000, which resulted from the core deposit premium associated with the acquisition of a branch office in 2002 ending in February of 2008.

In 2007, we had a credit toward FDIC premiums as a result of our DutchFork acquisition in 2004. This credit ran out in March of 2008 and thereafter we were assessed the full fee. The FDIC has proposed substantial increases in deposit premiums for 2009 as compared to 2008. It is anticipated that these premiums will increase by $250,000 to $300,000 in 2009 based on our current deposit base.

Recently the FDIC has proposed a one-time special assessment for all depository institutions to be assessed as of March 31, 2009 and paid June 30, 2009. The special assessment may be as much as 20 basis points on insured deposits. This assessment would amount to approximately $850,000 based on our December 31, 2008 deposits.

Professional fees increased by $74,000 in 2008 as compared to 2007. This primarily results from legal fees associated with increased collection efforts as well as legal fees related securities issues and new legislation. The Securities and Exchange Commission has granted an extension for the independent attestation report on internal controls until December 31, 2009. There will be increased cost incurred relative to complying with the requirements of Section 404 into 2009 and beyond. The independent attestation report required for 2009 is anticipated to increase our professional fees by $50,000 to $75,000 in 2009. In addition, institutions participating in the CPP program are subject to additional legislation as it relates to compensation, policy requirements, and other initiatives. It is anticipated the cost of professional fees to monitor and comply with this legislation will also increase professional fees in 2009 as compared to 2008.

During the fourth quarter of 2006 and first quarter 2007 we introduced two initiatives that impacted the 2007 results. We began to hire additional personnel (specifically retail bankers) in many of our offices to increase our lending capacity and to continue to focus on core deposit growth. In addition, in December 2006 we engaged a consulting firm to assist in identifying process efficiency improvements, expense control opportunities and non-interest income enhancements.

Noninterest expense increased to $14.1 million for the year ended December 31, 2007 from $13.2 million for the year ended December 31, 2006. Salary and employee benefits increased $414,000 in 2007 as compared to 2006. We added approximately 8 employees in connection with the merger with DeKalb. These employees were included in operations for a full year in 2007 and approximately seven months during 2006. In the last quarter of 2006, as part of the initiatives discussed in the previous paragraph, we hired five additional retail bankers within the branch offices. These positions along with the employees that were retained as a result of the DeKalb merger are the primary reason for the increase in salary and benefits in 2007 as compared to 2006. Occupancy expense increased $214,000 from $946,000 in 2006 to $1.2 million in 2007. The increase is primarily a result of the increased expense associated with the administrative center and the Camden branch being included for the entire year of 2007, whereas they were included for only five months and seven months respectively in 2006. Marketing expenses increased $130,000 in 2007 as compared to 2006. This increase is a result of increasing the amount of television advertising in our markets in 2007 as compared to previous years. ATM/Debit card processing costs are primarily associated with a third party processor supporting our network of ATM machines as well as processing ATM and Debit card activity. The expense related to these activities increased $82,000 as a result of the increased activity and numbers of outstanding cards. Supplies and telephone expense decreased by $53,000 and $20,000 primarily as a result of some one-time charges incurred in 2006 relative to our acquisition of The Bank of Camden. Professional fees increased from $833,000 in 2006 to $903,000 in 2007. The increase results primarily from the cost of the consulting engagement discussed previously.

The following table sets forth for the periods indicated the primary components of non-interest expense:

(In thousands)	Year ended December 31, 2008	2007	2006
Salary and employee benefits	$ 7,964	$ 7,301	$ 6,886
Occupancy	1,155	1,160	946
Equipment	1,289	1,270	1,241
Marketing and public relations	563	458	329
ATM/debit card processing	342	347	265
Supplies	188	218	271
Telephone	331	361	381
Courier	98	89	79
Correspondent services	102	157	169
FDIC/FICO premium	267	60	47
Insurance	188	217	208
Professional fees	977	903	833
Loss on limited partnership interest	382	—	—
Postage	191	196	168
Director fees	225	171	176
Amortization of intangibles	507	670	637
Other	770	547	607
	$15,539	$14,125	$13,243

Income Tax Expense

Income tax benefit for 2008 was $3.8 million as compared to income tax expense for the year ended December 31, 2007 of $1.7 million and $1.5 million for the year ended December 31, 2006. We recognize deferred tax assets for future deductible amounts resulting from differences in the financial statement and tax bases of assets and liabilities and operating loss carry forwards. A valuation allowance is then established to reduce the deferred tax asset to the level that it is more likely than not that the tax benefit will be realized. In 2008, we established a deferred tax valuation allowance of $350,000 primarily related to contribution carryforwards that will expire at the end of 2009. There were no valuation allowances established for deferred taxes as of December 31, 2007 and 2006. As previously discussed we had an OTTI charge on certain securities of $14.5 million during 2008. The loss is not deductible for federal income tax purposes until the securities are sold are deemed worthless. Therefore, the loss resulted in recognizing a deferred tax asset in the amount of $4.9 million. The net operating loss carryforward period for federal income taxes is generally 20 years. Any carry forward period related to realized tax losses on these securities will not start until they are sold or deemed worthless. We have a net operating loss carry forward acquired in the acquisition of DutchFork and DeKalb for federal income tax purposes of approximately $6.1 million to offset future taxable income through 2025.

Financial Position

Total assets at December 31, 2008 were $650.2 million as compared to $565.6 million at December 31, 2007. Average earning assets increased to $543.7 million during 2008 from $476.1 million during 2007. Asset growth included growth in loans of $23.0 million during 2008. Loans at December 31, 2007 were $310.0 million as compared to $333.0 million at December 31, 2008. Investment securities were $235.1 at December 31, 2008 as compared to $175.3 million at December 31, 2007. Federal funds sold and securities purchased under agreements to resell decreased by $1.2 million at December 31, 2008 as compared to December 31, 2007. The increase in loans was primarily funded by the decrease in federal funds sold and an increase in Federal Home Loan Bank advances. Federal Home loan Bank Advances, excluding those carried at fair value, increased $56.7 million of which $36.0 million was used to fund the leverage strategy noted below.

During the second quarter of 2008 we implemented a leverage strategy whereby we acquired approximately $63.2 million in certain non-agency MBSs and CMOs. The weighted average yield on the investment securities purchased was approximately 6.82%. All of the mortgage assets acquired were classified as prime or ALT-A securities and represent the senior or super-senior tranches of the securities. The assets acquired as part of this strategy were classified as held-to-maturity in the investment portfolio. Prior to initiating each transaction, we performed a thorough analysis, evaluating the associated credit risk, interest rate risk, liquidity and capital risk as well as related funding options. The funding for this strategy was provided through Federal Home Loan Bank Advances in the amount of $36.0 million and brokered certificate of deposits in the amount of $23.0 million. The certificates of deposits have a call option whereby we have the option to call them on a quarterly basis. The weighted average cost of funding was approximately 4.28%.

Shareholders' equity totaled $68.2 million at December 31, 2008 as compared to $64.0 million at December 31, 2007. As previously discussed we incurred an OTTI charge in 2008 which was the primary contributor to our recording a net loss for the year of $6.8 million for 2008. The net loss along with dividend payments and an accumulated accounting adjustment resulted in retained earnings decreasing to $6.3 million as of December 31, 2008 as compared to $14.6 million at December 31, 2007. As a result of the net loss for 2008 we elected to participate in the Treasury CPP authorized under the EESA. Under this program we issued and sold to the Treasury the Series T Preferred Stock and the CPP Warrant, for an aggregate purchase price of $11.350 million in cash. Effective January 1, 2008 we adopted the provisions of EITF 06-4, "Accounting for the Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements" ("EITF 06-4"). The cumulative adjustment reduced retained earnings in the amount of $411,000.

Earning Assets

Loans. Loans typically provide higher yields than the other types of earning assets. During 2008, loans accounted for 58.7% of average earning assets as compared to 62.4% of average earning assets in 2007. The 3.7% decrease in the ratio during 2008 is primarily a result of the implementation of the securities leverage strategy implemented in the second quarter of 2008. The growth of the loan portfolio both in total dollars and as a percentage of total earning assets is a major focus into 2009 and thereafter. Associated with the higher loan yields are the inherent credit and liquidity risks, which we attempt to control and counterbalance. Loans averaged $319.0 million during 2008, as compared to $297.0 million in 2007.

A goal of the CPP program was to provide funds/capital to financial institutions to assist in unfreezing the credit markets. One of our goals as a community bank has, and continues to be, to grow our assets through quality loan growth by providing credit to small and mid-size businesses, as well as, individuals within the markets we serve. In 2008, we funded new loans in the amount of $79.2 million. In 2008, our loan portfolio grew by approximately 7.4% ($23.0 million). Future loan production and portfolio growth rates will be impacted by the current economic recession, as borrowers may be less inclined to leverage their corporate and personal balance sheets. However, we remain committed to meeting the credit needs of our local markets. As with any capital raised by the company our goal is to leverage it to the extent that we are providing an appropriate return to the constituencies (primarily shareholders and customers) we serve. Ultimately we would anticipate leveraging this capital at a level of ten to twelve times. Since growing the loan portfolio is the primary way we leverage the various sources of funding, including capital, we would anticipate that ultimately the CPP funds could provide the ability to grow the portfolio by $113.0 million (10X) to $136.0 million (12X). This will obviously take a number of years to accomplish. Events that could negatively impact this goal are continued deteriorating national and local economic conditions as well as deteriorating asset quality within our company. If and when these events impact our earnings, our ability to grow the capital base will be impacted and will result in reducing our ability to grow our balance sheet and expand the loan portfolio. Other events that will prevent us from fully leveraging these funds include regulatory changes such as, but not limited to, raising the required regulatory capital ratios as well as a recent proposal to significantly increase in the FDIC assessments.

The following table shows the composition of the loan portfolio by category:

	December 31,				
(In thousands)	2008	2007	2006	2005	2004
Commercial, financial & agricultural	$ 27,833	$ 26,912	$ 23,595	$ 22,091	$ 19,001
Real estate:					
Construction	28,832	28,141	31,474	19,955	8,066
Mortgage—residential	52,423	52,018	47,950	37,251	35,438
Mortgage—commercial	191,832	173,173	138,886	112,915	96,811
Consumer	32,044	29,784	33,284	29,456	27,455
Total gross loans	332,964	310,028	275,189	221,668	186,771
Allowance for loan losses	(4,581)	(3,530)	(3,215)	(2,701)	(2,764)
Total net loans	$328,383	$306,498	$271,974	$218,967	$184,007

In the context of this discussion, a real estate mortgage loan is defined as any loan, other than loans for construction purposes, secured by real estate, regardless of the purpose of the loan. We follow the common practice of financial institutions in the company's market area of obtaining a security interest in real estate whenever possible, in addition to any other available collateral. This collateral is taken to reinforce the likelihood of the ultimate repayment of the loan and tends to increase the magnitude of the real estate loan components. Generally, we limit the loan-to-value ratio to 80%. The principal components of our loan portfolio at year-end 2008 and 2007 were commercial mortgage loans in the amount of $191.8 million and $173.2 million, representing 57.6% and 55.9% of the portfolio, respectively. Significant portions of these commercial mortgage loans are made to finance owner-occupied real estate. We continue to maintain a conservative philosophy regarding our underwriting guidelines, and believe it will reduce the risk elements of the loan portfolio through strategies that diversify the lending mix.

The repayment of loans in the loan portfolio as they mature is a source of liquidity. The following table sets forth the loans maturing within specified intervals at December 31, 2008.

Loan Maturity Schedule and Sensitivity to Changes in Interest Rates

	December 31, 2008			
(In thousands)	One Year or Less	Over One Year Through Five Years	Over Five Years	Total
Commercial, financial & agricultural	$10,238	$ 15,813	$ 1,782	$ 27,833
Real estate—construction	24,164	4,668	—	28,832
All other loan	49,322	151,495	75,482	276,299
	$83,724	$171,976	$77,264	$332,964

Loans maturing after one year with:	
Fixed interest rates	$208,899
Floating interest rates	40,341
	$249,240

The information presented in the above table is based on the contractual maturities of the individual loans, including loans which may be subject to renewal at their contractual maturity. Renewal of such loans is subject to review and credit approval, as well as modification of terms upon their maturity.

Investment Securities

The investment securities portfolio is a significant component of our total earning assets. Total securities averaged $214.7 million in 2008, as compared to $172.3 million in 2007. This represents 39.5% and 36.2% of the average earning assets for the year ended December 31, 2008 and 2007, respectively. At December 31, 2008 and 2007 our investment securities portfolio amounted to $235.1 million and $175.3 million

During the last half of 2007 and throughout 2008 the bond markets and many institutional holders of bonds came under a great deal of stress partially as a result of increasing delinquencies in the sub-prime mortgage lending market. We own total MBSs and CMOs with a book value of $172.9 million and an approximate fair value of $166.7 million. These included securities with a book value $89.0 million and approximate fair value of $91.0 million issued by GSEs. Current economic conditions have impacted MBSs issued by GSEs such as FHLMC and FNMA. The result has been increased spreads on these investments. These entities have also experienced increasing delinquencies in the underlying loans that make up the MBSs and CMOs. As of December 31, 2008 and 2007 all of the MBSs issued by GSEs are classified as "Available for Sale". Unrealized losses on these investments are not considered to be "other than temporary" and we have the intent and ability to hold these until they mature or recover the current book value. The contractual cash flows of the investments are guaranteed by the GSE. Accordingly, it is expected that the securities would not be settled at a price less than the our amortized cost.

Also included in our MBS and CMO portfolio are privately issued MBSs at December 31, 2008 with a book value of $84.1 million and approximate fair value of $76.1 million. Although these are not classified as sub-prime obligations or considered the "high risk" tranches, the majority of "structured" investments within all credit markets have been impacted by volatility and credit concerns and economic stresses throughout 2008. The result has been that the market for these investments has become less liquid and the spread as compared to alternative investments has widened dramatically. During the second quarter of 2008 the company implemented a leverage strategy whereby we acquired approximately $63.2 million in certain non-agency MBSs and CMOs. All of the mortgage assets acquired in this transaction were classified as prime or ALT-A securities and represent the senior or super-senior tranches of the securities. The assets acquired as part of this strategy were classified as held-to-maturity in the investment portfolio. Due to the significant spreads on these securities they were all purchased at discounts. A detailed analysis of each of the CMO pools included in this leverage transaction as well as privately held CMOs held previously in the available-for-sale portfolio have been analyzed by reviewing underlying loan delinquencies, collateral value and resulting credit support. As of December 31, 2008 we have not identified any CMOs that we believe have probable losses as a result of credit defaults. These securities have continued to experience increasing delinquencies in the underlying loans that make up the MBSs and CMOs. We monitor each of these pools on a quarterly basis to identify any deterioration in the credit quality, collateral values and credit support underlying the investments. It is expected that the securities would not be settled at a price less than our amortized cost.

We also hold corporate bonds and other securities with a book value of $15.0 million and fair value of $12.3 million. The unrealized loss on investments in corporate bonds relates to bonds with seven different issuers. The economic conditions throughout 2008 have had a significant impact on all corporate debt obligations. As a result, the spreads on all of these securities have widened dramatically and the liquidity of many of these investments has been negatively impacted. Each of these bonds is rated A or better (S&P) with the exception of two bonds downgraded during the last twelve months. One downgraded investment is rated B3 by Moody's and A by Fitch and is a preferred term security with a book value of $1.96 million and fair value of $941,000. The second bond is a collateralized debt obligation (CDO), rated B+ by S&P, with a carrying value of $998,000 and fair value of $905,000. This bond matures in December 2010. All of the corporate bonds held by the company are reviewed on a quarterly basis to identify downgrades by rating agencies as well as deterioration of the underlying collateral or in the issuer's ability to service the debt obligation.

We have developed a policy evaluating potential for OTTI as it relates to our private issue MBS/CMO and corporate debt portfolios. Many privately issued MBSs and CMOs, including certain bonds held in our portfolio, have incurred rating agency downgrades. The ratings applied to an issue do not consider what an individual holder paid for the security. If the security was purchased at a discount and our projected yield at the time of purchase considered the potential for future credit losses then the fact that the security was downgraded does not in itself deem it to be OTTI. For MBSs and CMOs we review the projected cash flows under varying stress scenarios. If potential credit losses are projected we then compare these to our original yield analysis and our current carrying value. If these losses do not exceed an amount that would result in us receiving an amount less than our current carrying value and a yield less than projected at purchase, we do not deem the security to be OTTI.

For corporate debt securities we review the underlying issuer's credit quality, additional underlying credit support, and the length of maturity of the bond. If our analysis determines that it is likely we will recover all of the projected cash flows we do not deem the security to be OTTI. During the year ended 2008 we took an OTTI charge related to certain securities including $14.3 million on FHLMC preferred stock (see "Results of Operations"), and $169,000 on a privately issued MBS.

At December 31, 2008, the estimated weighted average life of the portfolio was 8.7 years, duration of approximately 4.7 years, and a weighted average tax equivalent yield of approximately 5.33%. Based on our evaluation of securities that currently have unrealized losses, and our ability and intent to hold these investments until a recovery of fair value, we do not consider any of the investments to be other-than-temporarily impaired at December 31, 2008.

The following table shows the investment portfolio composition.

	December 31,		
(Dollars in thousands)	**2008**	**2007**	**2006**
Trading Securities—at fair value			
Mortgage-backed securities	$ 2,505	$ 2,876	$ —
	2,505	2,876	—
Securities available-for-sale at fair value:			
U.S. Treasury	1,017	1,022	1,004
U.S. Government sponsored enterprises	28,664	45,873	56,660
Mortgage-backed securities	107,817	85,497	79,426
State and local government	5,543	4,477	4,481
FHLMC preferred stock	3	10,927	14,005
Corporate bonds	10,962	11,672	8,792
Other	1,372	1,440	1,459
	155,378	160,908	165,827
Securities held-to-maturity (amortized cost):			
State and local government	4,477	6,257	6,429
Mortgage-backed securities	64,945	—	—
Other	60	60	60
	69,482	6,317	6,489
Total	$227,365	$170,101	$172,316

We hold other investments carried at cost which includes stock in the Federal Reserve Bank of Richmond and the Federal Home Loan Bank of Atlanta ("FHLB Atlanta"). These investments amounted to $7.7 million, $5.2 million and $4.2 million at December 31, 2008, 2007 and 2006, respectively.

Investment Securities Maturity Distribution and Yields

The following table shows, at carrying value, the scheduled maturities and average yields of securities held at December 31, 2008.

	Within One Year		After One But Within Five Years		After Five But Within Ten Years		After Ten Years	
(In thousands)	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
Held-to-maturity:								
State and local government	$ 1,506	5.94%	$ 1,852	5.95%	$ 1,119	4.12%	$ —	
Mortgage-backed securities	—		19,376	6.33%	24,303	6.57%	21,266	7.16%
Other	—		10	6.57%	50	2.93%	—	
Total investment securities held-to-maturity	1,506	5.94%	21,238	6.30%	25,472	6.46%	21,266	7.16%
Available-for-sale:								
U.S. treasury	1,017	5.12%	—		—		—	
Government sponsored enterprises	7,552	3.91%	7,444	4.32%	6,375	4.89%	7,293	5.36%
Mortgage-backed securities	1,719	3.77%	46,295	4.99%	37,381	5.09%	22,421	4.05%
State and local government	—		955	4.10%	3,087	4.97%	1,501	4.27%
Corporate	905	3.86%	912	7.85%	7,582	5.11%	1,563	4.53%
Other	—		—		—		1,375	3.72%
Total investment securities available-for-sale	11,194	3.99%	55,606	4.93%	54,425	5.08%	34,153	4.35%
Total investment securities	$12,700	4.22%	$76,844	5.31%	$79,897	5.61%	$55,419	5.33%

Short-Term Investments

Short-term investments, which consist of federal funds sold, securities purchased under agreements to resell and interest bearing deposits, averaged $10.0 million in 2008, as compared to $6.8 million in 2007. At December 31, 2008, short- term investments totaled $3.5 million. These funds are a primary source of liquidity and are generally invested in an earning capacity on an overnight basis.

Deposits and Other Interest-Bearing Liabilities

Deposits. Average deposits were $422.7 million during 2008, compared to $404.4 million during 2007. Average interest-bearing deposits were $351.2 million in 2008, as compared to $330.6 million in 2007.

The following table sets forth the deposits by category:

	December 31,					
	2008		2007		2006	
(In thousands)	Amount	% of Deposits	Amount	% of Deposits	Amount	% of Deposits
Demand deposit accounts	$ 65,751	15.5%	$ 79,509	19.6%	$ 73,676	17.8%
NOW accounts	62,703	14.8%	48,944	12.0%	64,043	15.4%
Money market accounts	31,553	7.4%	39,094	9.6%	50,799	12.2%
Savings accounts	22,461	5.3%	24,272	6.0%	26,135	6.3%
Time deposits less than $100,000	155,319	36.7%	122,436	30.2%	119,083	28.7%
Time deposits more than $100,000	86,011	20.3%	90,600	22.6%	81,205	19.6%
	$423,798	100.0%	$405,854	100.0%	$414,941	100.0%

Core deposits, which exclude certificates of deposit of $100,000 or more, provide a relatively stable funding source for the loan portfolio and other earning assets. Core deposits were $314.8 million and $315.3 million at December 31, 2008 and 2007, respectively. Included in time deposits less than $100,000 are brokered deposits of $23.0 million. These deposits are not considered core. As previously discussed we partially funded the leverage transaction with $23.0 million in brokered CDs. All of these brokered CDs are callable by us on a quarterly basis. Although we paid a slightly higher cost on these deposits it gives us the flexibility to call the CDs in the event the asset side of the transaction prepays faster than anticipated as well as the ability to refinance them if rates decline.

A stable base of deposits is expected to continue be the primary source of funding to meet both our short-term and long-term liquidity needs in the future. The maturity distribution of time deposits is shown in the following table.

Maturities of Certificates of Deposit and Other Time Deposit of $100,000 or more

	December 31, 2008				
(In thousands)	Within Three Months	After Three Through Months	After Six Through Twelve Months	After Twelve Months	Total
Certificates of deposit of $100,000 or more	$26,899	$10,026	$29,344	$19,742	$86,011

There were no other time deposits of $100,000 or more at December 31, 2008.

Large certificate of deposit customers tend to be extremely sensitive to interest rate levels, making these deposits less reliable sources of funding for liquidity planning purposes than core deposits. Some financial institutions partially fund their balance sheets using large certificates of deposits obtained through brokers. Except for the leverage transaction previously discussed we have not funded our balance sheet by utilizing brokered deposits since they can be unreliable as long-term funding sources.

Borrowed funds. Borrowed funds consist of securities sold under agreements to repurchase, Federal Home Loan Bank advances and long-term debt as a result of issuing $15.0 million in trust preferred securities. Short-term borrowings in the form of securities sold under agreements to repurchase averaged $28.2 million, $26.3 and $19.1 million during 2008, 2007 and 2006, respectively. The maximum month-end balance during 2008, 2007 and 2006 was $40.0 million, $29.0 million and $24.7 million, respectively. The average rate paid during these periods was 1.24%, 5.93% and 3.90%, respectively. The balance of securities sold under agreements to repurchase were $28.2 million and $23.3 million at December 31, 2008 and 2007, respectively. The repurchase agreements all mature within one to four days and are generally originated with customers that have other relationships with the company and tend to provide a stable and predictable source of funding. As a member of the FHLB Atlanta, the bank has access to advances from the FHLB Atlanta for various terms and amounts. During 2008 and 2007, the average outstanding advances amounted to $89.3 million and $38.7 million, respectively.

The following is a schedule of the maturities for Federal Home Loan Bank Advances as of December 31, 2008 and 2007:

(In thousands)	December 31,			
	2008		2007	
Maturing	Amount	Rate	Amount	Rate
2009	$ 9,000	0.48%	$ —	—
2010	28,896	3.58%	26,383	3.64%
2011	18,500	3.05%	500	5.35%
2013	8,500	3.57%	—	—
After five years	41,058	4.10%	22,416	4.04%
	$105,954	3.64%	$49,299	3.93%

We have two advances not included in the above table that we are carrying at fair value in accordance with SFAS 159. The advances are in the amount of $1.5 million and $1.0 million and at December 31, 2008 had the total fair value amounting to $2.6 million. The $1.0 million advance matures in 2010 and has a fixed rate of interest of 3.82%. The $1.5 million advance matures in 2011 and has a fixed rate of interest of 3.19%.

Purchase premiums included in advances acquired in the merger with DutchFork reflected in the advances maturing in 2010 amount to $896,000 and $1.4 million at December 31, 2008 and 2007, respectively. The coupon rate on these advances is 5.76%. In addition to the above borrowings, we issued $15.0 million in trust preferred securities on September 16, 2004. The securities accrue and pay distributions quarterly at a rate of LIBOR plus 257 basis points. The debt may be redeemed in full anytime after September 16, 2009 with notice and matures on September 16, 2034.

Capital Adequacy and Dividends

Total shareholders' equity as of December 31, 2008 was $68.2 million as compared to $64.0 million as of December 31, 2007. This increase was attributable the issuance of $11.4 million in preferred stock under the CPP plan as well as a decrease in the after tax effect of the unrealized loss on available-for-sale securities included in "Accumulated Other Comprehensive Income". These were offset by our net loss of $6.8 million. During each quarter of 2008, we paid a quarterly dividend of $0.08 per share. For the first quarter of 2007 we paid a dividend of $0.06 and the last three quarters of 2007, our dividend was $0.07 per share. Dividends were paid in 2006 at a rate of $0.05 per share in the first quarter and $0.06 per share for the remaining three quarters. A dividend reinvestment plan was implemented in the third quarter of 2003. The plan allows existing shareholders the option of reinvesting cash dividends as well as making optional purchases of up to $5,000 in the purchase of common stock per quarter.

We pay cash dividends to shareholders from funds provided mainly by dividends received from our bank. Dividends paid by our bank are subject to certain regulatory restrictions. We must gain approval of the Office of the Comptroller of the Currency in order to pay dividends in excess of our bank's net earnings for the current year, plus retained net profits for the preceding two years, less any required transfers to surplus. As long as shares of our Series T Preferred Stock are outstanding, no dividends may be paid on our common stock unless all dividends on the Series T Preferred Stock have been paid in full. Additionally, prior to November 21, 2011, so long as the U.S. Treasury owns shares of the Series T Preferred Stock, we are not permitted to increase cash dividends on our common stock without the U.S. Treasury's consent.

The following table shows the return (loss) on average assets (net income divided by average total assets), return on average equity (net income divided by average equity), and equity to assets ratio (average equity divided by average total assets) for the three years ended December 31, 2008.

	2008	2007	2006
Return on average assets	(1.10)%	0.72%	0.68%
Return on average common equity	(10.89)%	6.24%	6.12%
Equity to assets ratio(1)	10.48%	11.31%	11.53%

(1) Includes Series T perpetual preferred stock issued November 21, 2008

On November 21, 2008, as part of the CPP established by the Treasury under the EESA, First Community Corporation entered into the CPP Purchase Agreement with the Treasury dated November 21, 2008, whereby we issued and sold to the Treasury (i) the Series T Preferred Stock and (ii) the CPP Warrant for an aggregate purchase price of $11.350 million in cash. The proceeds from this offering qualify as Tier 1 capital under the regulatory capital guidelines.

Cumulative dividends on the Series T Preferred Stock will accrue on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter, but will be paid only if, as, and when declared by the board of directors. The Series T Preferred Stock has no maturity date and ranks senior to the common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the company. The Series T Preferred Stock generally is non-voting.

Under the terms of the agreement we may redeem the Series T Preferred Stock at par after February 15, 2012. Prior to this date, we may redeem the Series T Preferred Stock at par if (i) we raise aggregate gross proceeds in one or more Qualified Equity Offerings (as defined in the CPP Purchase Agreement) in excess of approximately $2.8 million, and (ii) the aggregate redemption price does not exceed the aggregate net proceeds from such Qualified Equity Offerings. The Recovery Act signed by the President on February 17, 2009 amended the terms of the agreement and allows us to redeem the Series T Preferred Stock prior to February 15, 2012. Any redemption is subject to the consent of the Board of Governors of the Federal Reserve System.

Under the capital guidelines of the Federal Reserve and the OCC, the company and the bank are currently required to maintain a minimum risk-based total capital ratio of 8%, with at least 4% being Tier 1 capital. Tier 1 capital consists of common shareholders' equity, qualifying perpetual preferred stock, and minority interests in equity accounts of consolidated subsidiaries, less goodwill. In addition, the bank must maintain a minimum Tier 1 leverage ratio (Tier 1 capital to total assets) of at least 4%, but this minimum ratio is increased by 100 to 200 basis points for other than the highest-rated institutions. The trust preferred securities in the amount of $15.0 million that were issued on September 16, 2004 qualify as Tier 1 capital under the regulatory guidelines and are included in the amounts reflected below.

The company and the bank exceeded their regulatory capital ratios at December 31, 2008 and 2007, as set forth in the following table.

Analysis of Capital

(In thousands)	Required Amount	%	Actual Amount	%	Excess Amount	%
The Bank:						
December 31, 2008						
Risk Based Capital						
Tier 1	$15,940	4.00%	$44,931	11.3%	$28,991	7.3%
Total Capital	31,880	8.00%	49,512	12.4%	17,632	4.4%
Tier 1 Leverage	24.287	4.00%	44.931	7.4%	20,644	3.4%
December 31, 2007						
Risk Based Capital						
Tier 1	$14,794	4.0%	$47,400	12.8%	$32,606	8.8%
Total Capital	29,589	8.0%	50,930	13.8%	21,341	5.8%
Tier 1 Leverage	21,675	4.0%	47,400	8.8%	25,725	4.4%
The Company:						
December 31, 2008						
Risk Based Capital						
Tier 1	$15,933	4.00%	$50,298	12.6%	$34,365	8.6%
Total Capital	31,943	8.00%	54,879	13.7%	22,936	5.7%
Tier 1 Leverage	24,302	4.00%	50,298	8.3%	25,996	4.3%
December 31, 2007						
Risk Based Capital						
Tier 1	$14,827	4.0%	$50,644	13.7%	$35,811	9.7%
Total Capital	29,654	8.0%	54,174	14.6%	24,520	6.6%
Tier 1 Leverage	21,752	4.0%	50,644	9.3%	28,892	5.3%

Liquidity Management

Liquidity management involves monitoring sources and uses of funds in order to meet its day-to-day cash flow requirements while maximizing profits. Liquidity represents our ability to convert assets into cash or cash equivalents without significant loss and to raise additional funds by increasing liabilities. Liquidity management is made more complicated because different balance sheet components are subject to varying degrees of management control. For example, the timing of maturities of the investment portfolio is very predictable and subject to a high degree of control at the time investment decisions are made. However, net deposit inflows and outflows are far less predictable and are not subject to nearly the same degree of control. Asset liquidity is provided by cash and assets which are readily marketable, or which can be pledged, or which will mature in the near future. Liability liquidity is provided by access to core funding sources, principally the ability to generate customer deposits in our market area. In addition, liability liquidity is provided through the ability to borrow against approved lines of credit (federal funds purchased) from correspondent banks and to borrow on a secured basis through securities sold under agreements to repurchase. The bank is a member of the FHLB Atlanta and has the ability to obtain advances for various periods of time. These advances are secured by securities pledged by the bank or assignment of loans within the bank's portfolio.

With the successful completion of the common stock offering in 1995, the secondary offering completed in 1998, the trust preferred offering completed in September 2004, the acquisition of DutchFork in October 2004, the acquisition of DeKalb in June 2006 and the preferred stock offering under the CPP program in November 2008 we have maintained a high level of liquidity and adequate capital along with retained earnings less the 2008 net loss, sufficient to fund the operations of the bank for at least the next 12 months. We anticipate that the bank will remain a well capitalized institution for at least the next 12 months. Total shareholders' equity was 10.5% of total assets at December 31, 2008 and 11.3% at December 31, 2007. Funds sold and short-term interest bearing deposits are our primary source of liquidity and averaged $10.0 million and $6.8 million during the year ended December 31, 2008 and 2007, respectively. The bank maintains federal funds purchased lines, in the amount of $10.0 million each with two financial institutions, although these were not utilized in 2008. The FHLB Atlanta has approved a line of credit of up to 25% of the bank assets, which would be collateralized by a pledge against specific investment securities and or eligible loans. We regularly review the liquidity position of the company and have implemented internal policies establishing guidelines for sources of asset based liquidity and limit the total amount of purchased funds used to support the balance sheet and funding from non-core sources. We believe that our existing stable base of core deposits along with continued growth in this deposit base will enable us to meet our long term liquidity needs successfully.

Off-Balance Sheet Arrangements

In the normal course of operations, we engage in a variety of financial transactions that, in accordance with GAAP, are not recorded in the financial statements, or are recorded in amounts that differ from the notional amounts. These transactions involve, to varying degrees, elements of credit, interest rate, and liquidity risk. Such transactions are used by the company for general corporate purposes or for customer needs. Corporate purpose transactions are used to help manage credit, interest rate, and liquidity risk or to optimize capital. Customer transactions are used to manage customers' requests for funding. Please refer to Note 15 of the company's financial statements for a discussion of our off-balance sheet arrangements.

Impact of Inflation

Unlike most industrial companies, the assets and liabilities of financial institutions such as the company and the bank are primarily monetary in nature. Therefore, interest rates have a more significant effect on our performance than do the effects of changes in the general rate of inflation and change in prices. In addition, interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. As discussed previously, we continually seek to manage the relationships between interest sensitive assets and liabilities in order to protect against wide interest rate fluctuations, including those resulting from inflation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Please refer to "Market Risk and Interest Rate Sensitivity," "Loan Maturity Schedule and Sensitivity to Changes in Interest Rates," "Investment Securities Majority Distribution and Yields" in Item 6 for quantitative and qualitative disclosures about market risk, which information is incorporated herein by reference.

Item 8. Financial Statements and Supplementary Data.

Additional information required under this Item 8 may be found under the Notes to Financial Statements under Note 22.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of First Community Corporation is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, our principal executive and principal financial officers and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal controls over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework.

Based on that assessment, we believe that, as of December 31, 2008, our internal control over financial reporting is effective based on those criteria.

This annual report does not include an attestation report of our registered public accounting firm regarding our internal control over financial reporting. Management's report on internal control over financial reporting was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management's report in this annual report.

/s/ MICHAEL C. CRAPPS	/s/ JOSEPH G. SAWYER
Chief Executive Officer and President	*Senior Vice President and Chief Financial Officer*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
First Community Corporation
Lexington, South Carolina

We have audited the accompanying consolidated balance sheets of First Community Corporation and subsidiary (the Company) as of December 31, 2008 and 2007 and the related consolidated statements of income (loss), changes in shareholders' equity and comprehensive income (loss), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First Community Corporation and subsidiary at December 31, 2008 and 2007, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to examine management's assertion about the effectiveness of First Community Corporation's internal control over financial reporting as of December 31, 2008 included in the accompanying Management's Report on Internal Control Over Financial Reporting and, accordingly, we do not express an opinion thereon.

/s/ ELLIOTT DAVIS, LLC

Elliott Davis, LLC
Columbia, South Carolina
March 17, 2009

FIRST COMMUNITY CORPORATION

Consolidated Balance Sheets

(Dollars in thousands, except par values)	December 31, 2008	2007
ASSETS		
Cash and due from banks	$ 8,722	$ 9,439
Interest-bearing bank balances	667	48
Federal funds sold and securities purchased under agreements to resell	2,978	4,194
Investment securities—available for sale	155,378	160,908
Investment securities—held to maturity (market value of $63,379 and $6,361 at December 31, 2008 and 2007, respectively)	69,482	6,317
Trading securities	2,505	2,876
Other investments, at cost	7,710	5,157
Loans	332,964	310,028
Less, allowance for loan losses	4,581	3,530
Net loans	328,383	306,498
Property, furniture and equipment—net	19,378	19,702
Bank owned life insurance	10,239	9,920
Goodwill	27,761	27,761
Intangible assets	2,123	1,983
Other assets	14,907	10,810
Total assets	$650,233	$565,613
LIABILITIES		
Deposits:		
Non-interest bearing demand	$ 65,751	$ 79,509
NOW and money market accounts	94,256	88,038
Savings	22,461	24,272
Time deposits less than $100	155,319	122,436
Time deposits $100 and over	86,011	91,600
Total deposits	423,798	405,855
Securities sold under agreements to repurchase	28,151	23,334
Federal Home Loan Bank Advances	105,954	49,299
Federal Home Loan Bank Advances, at fair value	2,582	1,533
Junior subordinated debt	15,464	15,464
Other borrowed money	152	190
Other liabilities	5,976	5,942
Total liabilities	582,077	501,617
SHAREHOLDERS' EQUITY		
Preferred stock, par value $1.00 per share; 10,000,000 shares authorized; 11,350 issued and outstanding	10,850	—
Common stock, par value $1.00 per share; 10,000,000 shares authorized; issued and outstanding 3,227,039 in 2008 and 3,211,011 in 2007	3,227	3,211
Common stock warrants issued	509	—
Nonvested restricted stock	(186)	—
Additional paid in capital	48,732	48,617
Retained earnings	6,263	14,564
Accumulated other comprehensive income (loss)	(1,239)	(2,396)
Total shareholders' equity	68,156	63,996
Total liabilities and shareholders' equity	$650,233	$565,613

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION

Consolidated Statements of Income (loss)

(Dollars in thousands except per share amounts)	Year Ended December 31, 2008	2007	2006
Interest income:			
Loans, including fees	$ 21,503	$22,243	$18,613
Investment securities—taxable	10,822	7,893	7,555
Investment securities—non taxable	367	433	336
Other short term investments	316	386	741
Total interest income	33,008	30,955	27,245
Interest expense:			
Deposits	11,264	11,794	9,829
Securities sold under agreement to repurchase	353	1,118	805
Other borrowed money	4,193	2,753	2,288
Total interest expense	15,810	15,665	12,922
Net interest income	17,198	15,290	14,323
Provision for loan losses	2,129	492	528
Net interest income after provision for loan losses	15,069	14,798	13,795
Non-interest income:			
Deposit service charges	2,682	2,722	2,390
Mortgage origination fees	579	407	451
Commission on sale non deposit products	334	356	321
Gain (loss) on sale of securities	(28)	49	(69)
Other-than-temporary-impairment write-down on securities	(14,494)	—	
Fair value gain (loss) adjustments	(623)	168	68
Gain on early extinguishment of debt	—	—	159
Other	1,466	1,315	1,081
Total non-interest income (loss)	(10,084)	5,017	4,401
Non-interest expense:			
Salaries and employee benefits	7,964	7,301	6,886
Occupancy	1,155	1,160	946
Equipment	1,289	1,270	1,241
Marketing and public relations	563	458	329
Amortization of intangibles	507	670	637
Other	4,061	3,266	3,204
Total non-interest expense	15,539	14,125	13,243
Net income (loss) before tax	(10,554)	5,690	4,953
Income tax (benefit) expense	(3,761)	1,725	1,452
Net income (loss)	**$ (6,793)**	**$ 3,965**	**$ 3,501**
Preferred stock dividends	71	—	—
Net income (loss) available to common shareholders	**$ (6,864)**	**$ 3,965**	**$ 3,501**
Basic earnings (loss) per common share	$ (2.14)	$ 1.23	$ 1.13
Diluted earnings (loss) per common share	$ (2.14)	$ 1.21	$ 1.10

See Notes to Consolidated Financial Statements

FIRST COMMUNITY CORPORATION

Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income (loss)

(Dollars and shares in thousands)	Preferred Stock	Common Shares Issued	Common Stock	Common Stock Warrants	Additional Paid-in Capital	Nonvested Restricted Stock	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Total
Balance December 31, 2005	$ —	2,849	$2,849	$ —	$42,352	$ —	$ 9,240	$(3,674)	$50,767
Comprehensive income:									
Net income							3,501		3,501
Accumulated other comprehensive income, net of income tax of $1,006								1,844	
Plus: reclassification adjustment for loss included in net income, net of tax of $24								45	
Other comprehensive income								1,889	1,889
Comprehensive income:									5,390
Cash dividend ($0.23 per share)							(708)		(708)
Stock issued in acquisition		364	364		7,213				7,577
Repurchase of common stock		(70)	(70)		(1,184)				(1,254)
Exercise of stock options		113	113		1,164				1,277
Dividend reinvestment plan		9	9		150				159
Balance December 31, 2006	—	3,265	3,265	—	49,695	—	12,033	(1,785)	63,208
Comprehensive income:									
Net income							3,965		3,965
Cummulative adjustment to initially apply FASB Statement No. 159							(560)	560	
Accumulated other comprehensive income, net of income tax benefit of $606								(1,138)	
Less: reclassification adjustment for gain included in net income, net of tax benefit of $17								(33)	
Other comprehensive income								(1,171)	(1,171)
Comprehensive income:									2,794
Cash dividend ($0.27 per share)							(874)		(874)
Repurchase of common stock		(120)	(120)		(1,913)				(2,033)
Exercise of stock options		54	54		661				715
Dividend reinvestment plan		12	12		174				186
Balance December 31, 2007	—	3,211	3,211	—	48,617	—	14,564	(2,396)	63,996
Comprehensive income:									
Net income (loss)							(6,793)		(6,793)
Accumulated other comprehensive loss, net of income tax benefit of $4,339								(8,438)	
Less: reclassification adjustment for loss included in net income, net of tax of $4,927								9,595	
Other comprehensive income								1,157	1,157
Comprehensive income (loss):									(5,636)
Restricted common stock issued		16	16		179	(195)			—
Amortization compensation restricted stock						9			9
Issuance of preferred stock	10,841			509					11,350
Cummulative adjustment to initially apply EITF 06-4							(411)		(411)
Dividends: Common stock ($0.32 per share)							(1,026)		(1,026)
Preferred stock	9						(71)		(62)
Common stock repurchased		(18)	(18)		(249)				(267)
Exercise of stock options		—	—		2				2
Dividend reinvestment plan		18	18		183				201
Balance December 31, 2008	$10,850	3,227	$3,227	$509	$48,732	$(186)	$ 6,263	$(1,239)	$68,156

FIRST COMMUNITY CORPORATION

Consolidated Statements of Cash Flows

(Dollars in thousands)	Year Ended December 31, 2008	2007	2006
Cash flows from operating activities:			
Net income (loss)	$ (6,793)	$ 3,965	$ 3,501
Adjustments to reconcile net income to net cash used in operating activities			
Depreciation	1,032	1,140	1,001
Premium amortization (Discount accretion)	(525)	(717)	(458)
Provision for loan losses	2,129	492	528
Amortization of intangibles	507	670	637
Gain on sale of property and equipment	(1)	—	—
(Gain) loss on sale of securities	28	(49)	69
Other-than-temporary-impairment charges on securities	14,494	—	—
Net (increase) decrease in fair value option instruments and derivatives	623	(168)	—
Gain on early extinguishment of debt	—	—	(159)
(Increase) decrease in other assets	(6,090)	478	270
Tax benefit from exercise of stock options	—	—	299
Increase (decrease) in accounts payable	(448)	878	939
Net cash provided in operating activities	4,956	6,689	6,627
Cash flows form investing activities:			
Proceeds from sale of securities available-for-sale	7,856	13,874	21,241
Purchase of investment securities available-for-sale	(65,899)	(46,310)	(34,671)
Maturity/call of investment securities available-for-sale	48,221	31,270	27,050
Purchase of investment securities held-to-maturity	(71,110)	—	(800)
Maturity/call of investment securities held-to-maturity	7,913	149	—
Purchase of investment securities—held-for-trading	—	(3,098)	—
Maturity of investment securities held-for-trading	390	253	—
Proceeds from sale of securities held-for-trading	—	3,463	—
Proceeds from sale of interest rate swap	608	—	—
Increase in loans	(23,851)	(34,244)	(27,179)
Net cash disbursed in business combination	(646)	—	(1,230)
Proceeds from sale of property and equipment	1	318	—
Purchase of bank owned life insurance	—	—	(3,500)
Purchase of property and equipment	(709)	(199)	(3,366)
Net cash used in investing activities	(97,226)	(34,524)	(22,455)
Cash flows from financing activities:			
Increase (decrease) in deposit accounts	17,823	(9,679)	38,035
Advances from the Federal Home Loan Bank	84,900	45,000	9,000
Repayment of advances from the Federal Home Loan Bank	(29,306)	(25,017)	(18,079)
Advances from the Federal Home Loan Bank fair value option	2,500	1,500	—
Increase (decrease) in securities sold under agreements to repurchase	4,817	3,862	2,668
Increase (decrease) in other borrowings	(38)	42	(20)
Proceeds from exercise of stock options	2	715	978
Proceeds from issuance of preferred stock	11,350	—	—
Dividend reinvestment plan	201	185	159
Purchase of common stock	(267)	(2,033)	(1,254)
Cash dividends paid	(1,026)	(874)	(708)
Net cash provided from financing activities	90,956	13,701	30,779
Net increase (decrease) in cash and cash equivalents	(1,314)	(14,134)	14,951
Cash and cash equivalents at beginning of period	13,681	27,815	12,864
Cash and cash equivalents at end of period	$ 12,367	$ 13,681	$ 27,815
Supplemental disclosure:			
Cash paid during the period for: Interest	$ 16,825	$ 14,060	$ 11,703
Taxes	$ 613	$ 250	$ 473
Non-cash investing and financing activities:			
Unrealized (loss) gain on securities available-for-sale	$ 1,681	$ (1,832)	$ 2,919
Transfer of loans to foreclosed property	$ 751	$ 150	$ 50
Common stock issued in acquisition	$ 195	$ —	$ 7,577

Note 1—ORGANIZATION AND BASIS OF PRESENTATION

The consolidated financial statements include the accounts of First Community Corporation (the "company") and its wholly owned subsidiary First Community Bank, N.A (the "bank"). The company owns all of the common stock of FCC Capital Trust I. All material intercompany transactions are eliminated in consolidation. The company was organized on November 2, 1994, as a South Carolina corporation, and was formed to become a bank holding company. The bank opened for business on August 17, 1995. FCC Capital Trust I is a special purpose subsidiary organized for the sole purpose of issuing trust preferred securities.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Material estimates that are particularly susceptible to significant change relate to the determination of the allowance for loan losses. The estimation process includes management's judgment as to future losses on existing loans based on an internal review of the loan portfolio, including an analysis of the borrower's current financial position, the consideration of current and anticipated economic conditions and the effect on specific borrowers. In determining the collectability of loans management also considers the fair value of underlying collateral. Various regulatory agencies, as an integral part of their examination process, review the company's allowance for loan losses. Such agencies may require the company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination. Because of these factors it is possible that the allowance for loan losses could change materially.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand, due from banks, federal funds sold and securities purchased under agreements to resell. Generally federal funds are sold for a one-day period and securities purchased under agreements to resell mature in less than 90 days.

Investment Securities

Investment securities are classified as either held-to-maturity, available-for-sale or trading securities. In determining such classification, securities that the company has the positive intent and ability to hold to maturity are classified as held-to maturity and are carried at amortized cost. Securities classified as available-for-sale are carried at estimated fair values with unrealized gains and losses included in shareholders' equity on an after tax basis. Trading securities are carried at estimated fair value with unrealized gains and losses included in Non-interest income (See note 3).

Gains and losses on the sale of available-for-sale securities and trading securities are determined using the specific identification method. Declines in the fair value of individual held-to-maturity and available-for-sale securities below their cost that are judged to be other than temporary are written down to fair value and charged to income in the Consolidated Statement of Income.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Premiums and discounts are recognized in interest income using the interest method over the period to maturity.

Loans and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for any charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest is recognized over the term of the loan based on the loan balance outstanding. Fees charged for originating loans, if any, are deferred and offset by the deferral of certain direct expenses associated with loans originated. The net deferred fees are recognized as yield adjustments by applying the interest method.

The allowance for loan losses is maintained at a level believed to be adequate by management to absorb potential losses in the loan portfolio. Management's determination of the adequacy of the allowance is based on an evaluation of the portfolio, past loss experience, economic conditions and volume, growth and composition of the portfolio.

The company considers a loan to be impaired when, based upon current information and events, it is believed that the company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans that are considered impaired are accounted for at fair value. The accrual of interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due, generally when a loan becomes 90 days past due. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received first to principal and then to interest income.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the asset's estimated useful life. Estimated lives range up to 39 years for buildings and up to 10 years for furniture, fixtures and equipment.

Goodwill and Other Intangible Assets

Goodwill represents the cost in excess of fair value of net assets acquired (including identifiable intangibles) in purchase transactions. Other intangible assets represent premiums paid for acquisitions of core deposits (core deposit intangibles). Core deposit intangibles are being amortized on a straight-line basis over seven years. Goodwill and identifiable intangible assets are reviewed for impairment annually or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Recoverability of identifiable intangible assets is measured by a comparison of the carrying amount of the asset to future undiscounted cash flows expected to be generated by the asset. If such assets are considered impaired, the amount of impairment is measured by the amount by which the carrying value of the asset exceeds the fair value of the asset based on the discounted expected future cash flows. The test for goodwill impairment is based on an identified reporting unit and the determination of the carrying value of the assets and liabilities, including the existing goodwill and intangible assets. The carrying value is compared to the fair value to determine

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

whether impairment exists. No impairment losses have been recorded as a result of the Company's analyses during the years ended December 31, 2008, 2007 and 2006.

Other Real Estate Owned

Other real estate owned includes real estate acquired through foreclosure. Other real estate owned is carried at the lower of cost (principal balance at date of foreclosure) or fair value minus estimated cost to sell. Any write-downs at the date of foreclosure are charged to the allowance for loan losses. Expenses to maintain such assets, subsequent changes in the valuation allowance, and gains or losses on disposal are included in other expenses. Other real estate owned is included in Other assets on the consolidated balance sheet.

Comprehensive Income

The company reports comprehensive income in accordance with SFAS 130, "Reporting Comprehensive Income." SFAS 130 requires that all items that are required to be reported under accounting standards as comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The disclosures requirements have been included in the company's consolidated statements of changes in shareholders' equity and comprehensive income (loss).

Mortgage Origination Fees

Mortgage origination fees relate to activities comprised of accepting residential mortgage applications, qualifying borrowers to standards established by investors and selling the mortgage loans to the investors under pre-existing commitments. The loans are funded by the investor at closing and the related fees received by the company for these services are recognized at the time the loan is closed.

Advertising Expense

Advertising and public relations costs are generally expensed as incurred. External costs incurred in producing media advertising are expensed the first time the advertising takes place. External costs relating to direct mailing costs are expensed in the period in which the direct mailings are sent.

Income Taxes

A deferred income tax liability or asset is recognized for the estimated future effects attributable to differences in the tax bases of assets or liabilities and their reported amounts in the financial statements as well as operating loss and tax credit carry forwards. The deferred tax asset or liability is measured using the enacted tax rate expected to apply to taxable income in the period in which the deferred tax asset or liability is expected to be realized.

In 2006, the FASB issued Interpretation No. 48 (FIN 48), "Accounting for Uncertainty in Income Taxes—an Interpretation of SFAS No. 109." FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN 48 also prescribes a recognition threshold and measurement of a tax position taken or expected to be taken in an enterprise's tax return. FIN 48 is effective for fiscal years beginning

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

after December 15, 2006. Accordingly, the company adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have any impact on the company's consolidated financial position.

Stock Based Compensation Cost

At December 31, 2008, the company had a stock-based payment plan for directors, officers and other key employees, which is described below. Prior to January 1, 2006, the company, as permitted under SFAS 123, applied the intrinsic value method under APB 25, and related interpretations in accounting for its stock-based compensation plan. On January 1, 2006, the company adopted the fair value recognition provisions of Financial Accounting Standards Board ("FASB") SFAS No. 123(R), "Accounting for Stock-Based Compensation", to account for compensation costs under its stock option plan. Prior to January 1, 2006, the company only disclosed the pro forma effects on net income and earnings per share as if the fair value recognition provisions of SFAS 123(R) had been utilized.

In adopting SFAS No. 123(R), the company elected to use the modified prospective method to account for the transition from the intrinsic value method to the fair value recognition method. Under the modified prospective method, compensation cost is recognized from the adoption date forward for all new stock options granted and for any outstanding unvested awards as if the fair value method had been applied to those awards as of the date of grant.

The fair value of each grant is estimated on the date of grant using the Black-Sholes option pricing model. No options were granted in 2008, 2007 or 2006 with the exception of options granted in conjunction with the DeKalb acquisition in 2006. Options granted in conjunction with the 2006 acquisition of DeKalb had an average fair value of $8.21.

Earnings Per Share

Basic earnings per share ("EPS") excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS is computed by dividing net income available to common shareholders by the weighted number of average shares of common stock and common stock equivalents. Common stock equivalents consist of stock options and are computed using the treasury stock method.

Segment Information

Statement of Financial Accounting Standards (SFAS) No. 131 "Disclosures about Segments of an Enterprise and Related Information" requires selected segment information of operating segments based on a management approach. The Company operates as one business segment.

Recently Issued Accounting Standards

The following is a summary of recent authoritative pronouncements:

In December 2007, the Financial Accounting Standards Board *("FASB")* issued *Statement of Financial Accounting Standard ("SFAS")* No. 141(R), "Business Combinations," ("SFAS 141(R)") which replaces SFAS 141. SFAS 141(R) establishes principles and requirements for how an acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any controlling interest; recognizes and measures goodwill acquired in the business combination or a gain from a bargain purchase; and determines what

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS 141(R) is effective for acquisitions by the company taking place on or after January 1, 2009. Early adoption is prohibited. Accordingly, a calendar year-end company is required to record and disclose business combinations following existing accounting guidance until January 1, 2009. The company will assess the impact of SFAS 141(R) if and when a future acquisition occurs.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51," ("SFAS 160"). SFAS 160 establishes new accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Before this statement, limited guidance existed for reporting noncontrolling interests (minority interest). As a result, diversity in practice exists. In some cases minority interest is reported as a liability and in others it is reported in the mezzanine section between liabilities and equity. Specifically, SFAS 160 requires the recognition of a noncontrolling interest (minority interest) as equity in the consolidated financials statements and separate from the parent's equity. The amount of net income attributable to the noncontrolling interest will be included in consolidated net income on the face of the income statement. SFAS 160 clarifies that changes in a parent's ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest. In addition, this statement requires that a parent recognize gain or loss in net income when a subsidiary is deconsolidated. Such gain or loss will be measured using the fair value of the noncontrolling equity investment on the deconsolidation date. SFAS 160 also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interests. SFAS 160 was effective for the company on January 1, 2009. SFAS 160 had no impact on the company's financial position, results of operations or cash flows.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities," ("SFAS 161"). SFAS 161 requires enhanced disclosures about an entity's derivative and hedging activities, thereby improving the transparency of financial reporting. It is intended to enhance the current disclosure framework in SFAS 133 by requiring that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation. This disclosure is intended to convey the purpose of derivative use in terms of the risks that the entity is intending to manage. SFAS 161 was effective for the company on January 1, 2009 and will result in additional disclosures if the company enters into any material derivative or hedging activities.

In February 2008, the FASB issued FASB Staff Position No. 140-3, "Accounting for Transfers of Financial Assets and Repurchase Financing Transactions," ("FSP 140-3"). This FSP provides guidance on accounting for a transfer of a financial asset and the transferor's repurchase financing of the asset. This FSP presumes that an initial transfer of a financial asset and a repurchase financing are considered part of the same arrangement (linked transaction) under SFAS 140. However, if certain criteria are met, the initial transfer and repurchase financing are not evaluated as a linked transaction and are evaluated separately under SFAS 140. FSP 140-3 was effective for the company on January 1, 2009. The adoption of FSP 140-3 had no impact on the company's financial position, results of operations or cash flows.

In April 2008, the FASB issued FASB Staff Position No. 142-3, "Determination of the Useful Life of Intangible Assets," ("FSP 142-3"). This FSP amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142"). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other U.S. GAAP. This FSP was effective for the company on January 1, 2009 and had no material impact on the company's financial position, results of operations or cash flows.

In May, 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles," ("SFAS 162"). SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States (the GAAP hierarchy). SFAS 162 is effective November 15, 2008. The FASB has stated that it does not expect SFAS 162 will result in a change in current practice. The application of SFAS 162 had no effect on the company's financial position, results of operations or cash flows.

The FASB issued FASB Staff Position No. APB 14-1, "Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)," ("FSP APB 14-1"). The Staff Position specifies that issuers of convertible debt instruments that may be settled in cash upon conversion should separately account for the liability and equity components in a manner that will reflect the entity's nonconvertible debt borrowing rate when interest cost is recognized in subsequent periods. FSP APB 14-1 provides guidance for initial and subsequent measurement as well as derecognition provisions. The Staff Position was effective as of January 1, 2009 and had no material effect on the company's financial position, results of operations or cash flows.

In June, 2008, the FASB issued FASB Staff Position No. EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities," ("FSP EITF 03-6-1"). The Staff Position provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents are participating securities and must be included in the earnings per share computation. FSP EITF 03-6-1 was effective January 1, 2009 and had no material effect on the company's financial position, results of operations, earnings per share or cash flows.

FSP SFAS 133-1 and FIN 45-4, "Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement No. 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161," ("FSP SFAS 133-1 and FIN 45-4") was issued September 2008, effective for reporting periods (annual or interim) ending after November 15, 2008. FSP SFAS 133-1 and FIN 45-4 amends SFAS 133 to require the seller of credit derivatives to disclose the nature of the credit derivative, the maximum potential amount of future payments, fair value of the derivative, and the nature of any recourse provisions. Disclosures must be made for entire hybrid instruments that have embedded credit derivatives.

The Staff Position also amends FASB Interpretation No. ("FIN") 45 to require disclosure of the current status of the payment/performance risk of the credit derivative guarantee. If an entity utilizes internal groupings as a basis for the risk, how the groupings are determined must be disclosed as well as how the risk is managed.

The Staff Position encourages that the amendments be applied in periods earlier than the effective date to facilitate comparisons at initial adoption. After initial adoption, comparative disclosures are required only for subsequent periods.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FSP SFAS 133-1 and FIN 45-4 clarifies the effective date of SFAS 161 such that required disclosures should be provided for any reporting period (annual or quarterly interim) beginning after November 15, 2008. The adoption of this Staff Position had no material effect on the company's financial position, results of operations or cash flows.

The SEC's Office of the Chief Accountant and the staff of the FASB issued press release 2008-234 on September 30, 2008 ("Press Release") to provide clarifications on fair value accounting. The Press Release includes guidance on the use of management's internal assumptions and the use of "market" quotes. It also reiterates the factors in SEC Staff Accounting Bulletin ("SAB") Topic 5M which should be considered when determining OTTI: the length of time and extent to which the market value has been less than cost; financial condition and near-term prospects of the issuer; and the intent and ability of the holder to retain its investment for a period of time sufficient to allow for any anticipated recovery in market value.

On October 10, 2008, the FASB issued FSP SFAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP SFAS 157-3"). This FSP clarifies the application of SFAS No. 157, "Fair Value Measurements" (see Note 3) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP is effective upon issuance, including prior periods for which financial statements have not been issued. For the company, this FSP was effective for the quarter ended September 30, 2008.

The company considered the guidance in the Press Release and in FSP SFAS 157-3 when conducting its review for OTTI as of December 31, 2008 as discussed in Note 5.

FSP SFAS 140-4 and FIN 46(R)-8, "Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities," ("FSP SFAS 140-4 and FIN 46(R)-8") was issued in December 2008 to require public entities to disclose additional information about transfers of financial assets and to require public enterprises to provide additional disclosures about their involvement with variable interest entities. The FSP also requires certain disclosures for public enterprises that are sponsors and servicers of qualifying special purpose entities. The FSP is effective for the first reporting period ending after December 15, 2008. This FSP had no material impact on the financial position of the company.

FSP SFAS 132(R)-1, "Employers' Disclosures about Postretirement Benefit Plan Assets," ("FSP SFAS 132(R)-1") issued in December 2008, provides guidance on an employer's disclosures about plan assets of a defined benefit pension or other postretirement plan to provide the users of financial statements with an understanding of: (a) how investment allocation decisions are made, including the factors that are pertinent to an understanding of investment policies and strategies; (b) the major categories of plan assets; (c) the inputs and valuation techniques used to measure the fair value of plan assets; (d) the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period; and (e) significant concentrations of risk within plan assets.

The Staff Position also requires a nonpublic entity, as defined in SFAS 132, to disclose net periodic benefit cost for each period for which a statement of income is presented. FSP SFAS 132(R)-1 is effective for fiscal years ending after December 15, 2009. The Staff Position will require the company to provide additional disclosures related it to its benefit plans.

Note 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

FSP EITF 99-20-1, "Amendments to the Impairment Guidance of EITF Issue No. 99-20," ("FSP EITF 99-20-1") was issued in January 2009. Prior to the Staff Position, OTTI was determined by using either EITF Issue No. 99-20, "Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests that Continue to be Held by a Transferor in Securitized Financial Assets," ("EITF 99-20") or SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ("SFAS 115") depending on the type of security. EITF 99-20 required the use of market participant assumptions regarding future cash flows regarding the probability of collecting all cash flows previously projected. SFAS 115 determined impairment to be other than temporary if it was probable that the holder would be unable to collect all amounts due according to the contractual terms. To achieve a more consistent determination of OTTI, the Staff Position amends EITF 99-20 to determine any OTTI based on the guidance in SFAS 115, allowing management to use more judgment in determining any OTTI. The Staff Position is effective for interim and annual reporting periods ending after December 15, 2008 and shall be applied prospectively. Retroactive application is not permitted. Management has reviewed the company's security portfolio and evaluated the portfolio for any OTTIs as discussed in Note 5.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the company's financial position, results of operations or cash flows.

Risk and Uncertainties

In the normal course of business, the company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on a different basis, than its interest-earning assets. Credit risk is the risk of default on the company's loan and investment portfolios that results from borrower's or issuer's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans and investments and the valuation of real estate held by the company.

The company is subject to regulations of various governmental agencies. These regulations can and do change significantly from period to period. The company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loan loss allowances and operating restrictions from regulators' judgments based on information available to them at the time of their examination.

Reclassifications

Certain captions and amounts in the 2007 and 2006 consolidated financial statements were reclassified to conform to the 2008 presentation.

Note 3—ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARD No. 159 "THE FAIR VALUE OPTION FINANCIAL ASSETS AND FINANCIAL LIABILITIES"

The company adopted the provisions of SFAS 159 effective January 1, 2007 which became effective in February 2007. SFAS 159 generally permits the measurement of selected eligible financial instruments at fair value at specified election dates. This election can generally be applied on an

Note 3—ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARD No. 159 "THE FAIR VALUE OPTION FINANCIAL ASSETS AND FINANCIAL LIABILITIES" (Continued)

instrument by instrument basis. As a result of adopting SFAS 159, the company reduced retained earnings and accumulated other comprehensive loss as of January 1, 2007 by $560 thousand. This amount represents the unrealized loss net of tax on the securities that were reclassified from "available for sale" to "trading" securities under SFAS 159.

The following summarizes the effect of reclassifying the securities as of January 1, 2007 (Dollars in thousands).

	Amortized Cost	Unrealized Loss	Fair Value(1)
Available for sale securities	$4,259	$861	$3,398
Deferred tax effect of unrealized loss		301	
Cumulative effect adjustment (reclassification from accumulated other comprehensive loss and charge to retained earnings)		$560	

(1) Since the investments were carried at fair value on the balance sheet prior to adoption there was no effect on the net carrying value at January 1, 2007.

In connection with the adoption of SFAS 159, the company was required to adopt SFAS No. 157, "Fair Value Measurement" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as U.S. Treasuries and money market funds

Level 2 Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments mortgage-backed securities, municipal bonds, corporate debt securities and derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes certain derivative contracts and impaired loans.

Note 3—ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARD No. 159 "THE FAIR VALUE OPTION FINANCIAL ASSETS AND FINANCIAL LIABILITIES" (Continued)

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. For example, this category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights, and highly-structured or long-term derivative contracts.

The following table summarizes quantitative disclosures about the fair value measurement for each category of assets carried at fair value as of December 31, 2008 and 2007.

(Dollars in thousands)

Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Trading securities	$ 2,505	$ —	$ 2,505	$ —
Available for sale securities	155,378	1,895	146,270	7,213
Interest rate cap/swap	(725)	—	—	(725)
Federal Home Loan Bank advance	(2,582)	—	—	(2,582)
Total	$154,576	$1,895	$148,775	$ 3,906

(Dollars in thousands)

Description	December 31, 2007	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)(1)
Trading securities	$ 2,876	$ —	$ 2,876	$ —
Available for sale securities	160,908	929	159,470	509
Interest rate cap/floor	458	—	—	458
Federal Home Loan Bank Advance	(1,533)	—	—	(1,533)
Total	$162,709	$929	$162,346	$ (566)

The Company has a large percentage of loans with real estate serving as collateral. Loans which are deemed to be impaired are primarily valued on a nonrecurring basis at the fair value of the underlying real estate collateral. Such fair values are obtained using independent appraisals, which the Company considers to be level 2 inputs. The aggregate amount of impaired loans was $13.8 million and $2.9 million for the years ending December 31, 2008 and 2007, respectively.

Federal Home Loan Bank Advances carried at fair value have an unpaid principal balance of $2.5 million at December 31, 2008 of which $1.5 million matures on February 28, 2011 and $1.0 million

Note 3—ADOPTION OF STATEMENT OF FINANCIAL ACCOUNTING STANDARD No. 159 "THE FAIR VALUE OPTION FINANCIAL ASSETS AND FINANCIAL LIABILITIES" (Continued)

matures on June 18 2010. Federal Home Loan Bank Advances carried at fair value have an unpaid principal balance of $1.5 million at December 31, 2007 and matures on June 12, 2009.

The carrying value of Goodwill does not exceed the fair value of the assets based on the discounted expected future cash flows. Therefore, there has been no write down of goodwill to implied fair value in any of the years presented. The fair value measurements used to measure fair value of Goodwill are significant unobservable inputs (level 3). FASB Staff Position No. FAS 157-2 delays the implementation of SFAS 157 until the first quarter of 2009 with respect to goodwill, other intangible assets, real estate and other assets acquired through foreclosure and other non-financial assets measured at fair value on a nonrecurring basis.

The following table reconciles the changes in Level 3 financial instruments for the year ended December 31, 2008 and 2007:

	December 31, 2008			December 31, 2007		
(Dollars in thousands)	Available for Sale securities	Interest rate Cap/Floor/Swap	Federal Home Loan Bank Advances	Available for Sale securities	Interest rate Cap/Floor	Federal Home Loan Bank Advances
Beginning Balance	$ 509	$ 458	$(1,533)	$509	$372	$ —
Gain(Loss) recognized	—	(560)	(80)	—	178	(33)
Payments	—	(623)	1,531	—	(92)	—
Issuances	—	—	(2,500)	—	—	(1,500)
Transfers	6,704	—		—	—	—
Ending Balance	$7,213	$(725)	$(2,582)	$509	$458	$(1,533)

The following tables reflect the changes in fair values for the year ended December 31, 2008 and 2007 and where these changes are included in the income statement.

	December 31, 2008		December 31, 2007		
(Dollars in thousands)	Non-interest income —Other	Total changes in Fair Values included in current earnings	Gain (loss) on sale of securities	Non-interest income —Other	Total changes in Fair Values included in current earnings
Trading securities	$ 17	$ 17	$69	$ 22	$ 91
Interest rate cap/floor/swap	(560)	(560)	—	178	178
Federal Home Loan Bank Advance	(80)	(80)	—	(33)	(33)
Total	$(623)	$(623)	$69	$167	$236

For the year-ended December 31, 2006 the Company recognized increases in adjustments for interest rate cap/floors in the amount of $68.0 thousand in non-interest income.

Note 4—BUSINESS COMBINATIONS

On September 15, 2008, the company completed the acquisition of two financial planning and investment advisory firms. These firms had combined assets under management of approximately $40 million. This new division of the bank, First Community Financial Consultants, combines the investment services unit already in place at First Community with the added capabilities of holistic financial planning and investment advisory services. In addition, over time we believe the business will provide a consistent non-interest income revenue stream. The total purchase price for the two companies was approximately $601.0 thousand in cash and 16,250 shares of common stock valued at $195.0 thousand. The common stock issued in connection with the acquisition is restricted and will vest at the end of two years. The purchase price of these two acquisitions is deemed not to be material to the company's balance sheet.

On June 9, 2006, the company acquired 100% of the outstanding shares of DeKalb Bancshares, Inc (DeKalb), the parent company of The Bank of Camden. In addition, The Bank of Camden was merged with and into the company's wholly owned banking subsidiary, First Community Bank, NA, and the Camden office is now operated as a branch of First Community Bank. The merger enabled First Community to increase its market share in the Midlands of South Carolina in a community contiguous to its existing markets. The aggregate acquisition cost was $10.2 million, including $2.4 million of cash, 364,034 shares of the company's common stock valued at $7.6 million, stock options valued at $585.0 thousand and direct acquisition costs of $277.0 thousand. The value of the 364,034 shares of common stock issued at $19.22 per share was determined based on the average closing price of the company's common shares over the two-day period before and after December 8, 2005, the date the terms were agreed to and announced. The transaction was a tax-free reorganization for federal income tax purposes and intangible assets are not deductible in determining taxable income.

Note 5—INVESTMENT SECURITIES

The amortized cost and estimated fair values of investment securities are summarized below:

HELD-TO-MATURITY:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2008:				
State and local government	$ 4,477	$ 53	$ —	$ 4,530
Mortgage-backed securities	64,945	199	6,355	58,789
Other	60	—	—	60
	$69,482	$252	$6,355	$63,379
December 31, 2007:				
State and local government	$ 6,257	$ 46	$ 2	$ 6,301
Other	60	—	—	60
	$ 6,317	$ 46	$ 2	$ 6,361

Note 5—INVESTMENT SECURITIES (Continued)

AVAILABLE-FOR-SALE:

(Dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
December 31, 2008:				
US Treasury securities	$ 999	$ 18	$ —	$ 1,017
Government sponsored enterprises	27,965	699	—	28,664
Mortgage-backed securities	108,028	1,805	2,016	107,817
State and local government	5,437	134	28	5,543
Corporate and other securities	15,031	107	2,801	12,337
	$157,460	$2,763	$4,845	$155,378
December 31, 2007:				
US Treasury securities	$ 997	$ 25	$ —	$ 1,022
Government sponsored enterprises	45,737	193	57	45,873
Mortgage-backed securities	85,893	461	857	85,497
State and local government	4,436	42	1	4,477
Corporate and other securities	27,550	7	3,518	24,039
	$164,613	$ 728	$4,433	$160,908

At December 31 2008 corporate and other securities available-for-sale included the following at fair value: corporate bonds at $6.0 million, corporate debt obligations ("CDOs") of $4.9 million, mutual funds at $877.9 thousand and community bank stock of $509.3 thousand. At December 31, 2007, and other investment securities available for sale included the following recorded at fair value: Federal Home Loan Mortgage Corporation preferred stock of $10.9 million, corporate bonds of $5.8 million, CDOs of $5.9 million, mutual funds of $844.8 thousand, community bank stocks of $509.3 thousand.

Other Investments, at cost include Federal Home Loan Bank and Federal Reserve Bank Stock in the amount of $5.9 million and $1.8 million at December 31, 2008 and $3.3 million and $1.9 million at December 31, 2007, respectively.

Trading securities at fair value of $2.5 million and $2.9 million at December 31, 2008 and 2007, respectively are two MBSs issued through the Federal Home Loan Mortgage Corporation.

During the second quarter we recognized an unrealized mark-to-market loss on our holdings in Federal Home loan Mortgage Corporation (Freddie Mac) preferred securities in the amount of $6.2 million as a other-than-temporary impairment ("OTTI") based on the significant decline in the market value of the security caused by potential deterioration of Freddie Mac's financial condition, and the then current lack of clarity about the impact of an announced Treasury Department plan (which was approved by the House and Senate and signed into law by the President). That plan provided support for Freddie Mac as well as other GSE's. On September 7, 2008, the Secretary of the Treasury announced a decision to place Freddie Mac into conservatorship and as part of that decision the dividend payments on existing preferred shares were terminated for an unspecified period of time. As a result of that decision we took an additional $8.1 million OTTI charge in the third quarter of 2008 to write off substantially all of the remaining investment in this Freddie Mac security. The preferred stock issue was purchased in 2003 and acquired by First Community Corporation in the 2004 merger with Dutchfork Bankshares. The security with a current cost basis of $3.0 thousand is included in the available-for-sale securities portfolio.

Note 5—INVESTMENT SECURITIES (Continued)

For the year ended December 31, 2008, proceeds from the sales of securities available-for-sale amounted to $7.8 million. Gross realized gains amounted to $1.3 thousand and gross realized losses amounted to $29.9 thousand in 2008. For the year ended December 31, 2007, proceeds from the sale of securities available-for-sale and trading securities amounted to $13.9 million and $3.5 million, respectively. Gross realized gains amounted to $145.4 thousand and gross realized losses amounted to $95.9 thousand in 2007. For the year ended December 31, 2006, proceeds from the sale of securities available-for-sale amounted to $21.2 million. Gross realized gains amounted to $58.5 thousand and gross realized losses amounted to $127.5 thousand. The tax provision (benefit) applicable to the net realized gain (loss) was approximately $(8.4) thousand, $16.8 thousand, and $(23.9) thousand for 2008, 2007 and 2006, respectively.

The amortized cost and fair value of investment securities at December 31, 2008, by contractual maturity, follow. Expected maturities differ from contractual maturities because borrowers may have the right to call or prepay the obligations with or without prepayment penalties.

	Held-to-maturity		Available-for-sale	
(Dollars in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$ 1,506	$ 1,509	$ 11,257	$ 11,194
Due after one year through five years	21,238	19,858	55,407	55,606
Due after five years through ten years	25,472	22,214	55,559	54,425
Due after ten years	21,266	19,798	35,237	34,153
	$69,482	$63,379	$157,460	$155,378

Securities with an amortized cost of $110.5 million and fair value of $106.4 million at December 31, 2008, were pledged to secure FHLB Advances, public deposits, demand notes due the U.S. Treasury and securities sold under agreements to repurchase.

The following table shows gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous loss position at December 31, 2008 and 2007.

December 31, 2008

	Less than 12 months		12 months or more		Total	
(Dollars in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Available-for-sale securities:						
US Treasury and Government sponsored enterprises	$ —	$ —	$ —	$ —	$ —	$ —
Government Sponsored Enterprise mortgage-backed securities	16,739	384	909	32	17,648	416
Non-agency mortgage-backed securities	11,824	1,142	5,407	458	17,231	1,600
Corporate bonds	10,704	2,335	1,033	466	11,737	2,801
State and local government	1,131	28	—	—	1,131	28
	40,398	3,889	7,349	956	47,747	4,845
Held-to-maturity securities:						
Non-agency mortgage-backed securities	54,411	6,354	—	—	54,411	6,354
	54,411	6,354	—	—	54,411	6,354
Total	$94,809	$10,243	$7,349	$956	$102,158	$11,199

Note 5—INVESTMENT SECURITIES (Continued)

December 31, 2007

	Less than 12 months		12 months or more		Total	
(Dollars in thousands)	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**	**Fair Value**	**Unrealized Loss**
Available-for-sale securities:						
US Treasury and US Government sponsored enterprises	$ 982	$ 1	$17,289	$ 39	$18,271	$ 40
Government sponsored enterprises mortgage-backed securities	9,309	15	17,615	332	26,924	347
Non-agency mortgage-backed securities	8,607	118	8,792	408	17,399	526
FNMA and FHLMC preferred stock	10,927	3,322	—	—	10,927	3,322
Corporate bonds	1,958	39	1,390	109	3,348	148
State and Local government	502	2	—	—	502	2
Other	—	—	892	48	892	48
	32,285	3,497	45,978	936	78,263	4,433
Held-to-maturity securities:						
State and local government	—	—	877	2	877	2
Total	$32,285	$3,497	$46,855	$ 938	$79,140	$4,435

Government Sponsored Enterprise, Mortgage-Backed Securities: During the last half of 2007 and throughout 2008 the bond markets and many institutional holders of bonds came under a great deal of stress partially as a result of increasing delinquencies in the sub-prime mortgage lending market. The bank owns MBSs including CMOs with a book value of $89.0 million and approximate fair value of $91.1 million issued by GSEs. Current economic conditions have impacted MBSs issued by GSEs such as FHLMC and FNMA. The result has been increased spreads on these investments. These entities have also experienced increasing delinquencies in the underlying loans that make up the MBSs and CMOs. As of December 31, 2008 and 2007 all of the MBSs issued by GSEs and others are classified as "Available for Sale". Unrealized losses on these investments are not considered to be "other than temporary" and we have the intent and ability to hold these until they mature or recover the current book value. The contractual cash flows of the investments are guaranteed by the GSE. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the company's investment. Because the company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity, the company does not consider the investments to be other-than-temporarily impaired at December 31, 2008.

The company also holds privately issued MBSs at December 31, 2008 with a book value of $84.0 million and approximate fair value of $75.5 million. Although these are not classified as sub-prime obligations or considered the "high risk" tranches, the majority of "structured" investments within all credit markets have been impacted by volatility and credit concerns and economic stresses throughout 2008. The result has been that the market for these investments has become less liquid and the spread as compared to alternative investments has widened dramatically. During the second quarter of 2008 the company implemented a leverage strategy whereby we acquired approximately $63.2 million in certain non-agency MBSs and CMOs. All of the mortgage assets acquired in this transaction were classified as prime or ALT-A securities and represent the senior or super-senior tranches of the securities. The assets acquired as part of this strategy were classified as held-to-maturity in the investment portfolio. Due to the significant spreads on these securities they were all purchased at discounts. A detailed analysis of each of the CMO pools included in this leverage transaction as well as

Note 5—INVESTMENT SECURITIES (Continued)

privately held CMOs held previously in the available-for-sale portfolio have been analyzed by reviewing underlying loan delinquencies, collateral value and resulting credit support. As of December 31, 2008 the bank has not identified any CMOs that we believe have probable losses as a result of credit defaults. These securities have continued to experience increasing delinquencies in the underlying loans that make up the MBSs and CMOs. Management monitors each of these pools on a quarterly basis to identify any deterioration in the credit quality, collateral values and credit support underlying the investments. It is expected that the securities would not be settled at a price less than the amortized cost of the company's investment. Because the company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the company does not consider those investments to be other-than-temporarily impaired at December 31, 2008.

Corporate Bonds: The Company's unrealized loss on investments in corporate bonds relates to bonds with seven different issuers. The economic conditions throughout 2008 have had a significant impact on all corporate debt obligations. As a result, the spreads on all of securities have widened dramatically and the liquidity of many of these investments has been negatively impacted. Each of these bonds is rated A or better (S&P) with the exception of three bonds downgraded during the last twelve months. One downgraded investment is rated B3 by Moody's and A by Fitch and is a preferred term security with a book value of $1.96 million and fair value of $941.0 thousand. The second bond is a collateralized debt obligation (CDO), rated B+ by S&P, with a carrying value of $998 thousand and fair value of $905 thousand. This bond matures in December 2010. The third bond is rated BBB by S&P and Fitch with a carrying value of $996.9 thousand and a fair value of $813.2 thousand (See note 3 for a description of the information utilized in determining fair value measurements). All of the corporate bonds held by the Company are reviewed on a quarterly basis to identify downgrades by rating agencies as well as deterioration of the underlying collateral or the issuers ability to service the debt obligation. The Company has the ability and intent to hold these investments until a recovery of fair value, which may be maturity. The Company does not consider those investments to be other-than-temporarily impaired at December 31, 2008.

State and Local Governments and Other: The unrealized losses on these investments are attributable to increases in interest rates, rather than credit quality. The company has the ability and intent to hold these investments until a recovery of fair value and does not consider them to be other-than-temporarily impaired at December 31, 2008.

Note 6—LOANS

Loans summarized by category are as follows:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Commercial, financial and agricultural	$ 27,833	$ 26,912
Real estate—construction	28,832	28,141
Real estate—mortgage		
Commercial	191,832	173,173
Residential	52,423	52,018
Consumer	32,044	29,784
	$332,964	$310,028

Note 6—LOANS (Continued)

Activity in the allowance for loan losses was as follows:

(Dollars in thousands)	December 31, 2008	2007	2006
Balance at the beginning of year	$ 3,530	$3,215	$2,701
Allowance purchased in acquisition	—	—	320
Provision for loan losses	2,129	492	528
Charged off loans	(1,250)	(623)	(445)
Recoveries	172	446	111
Balance at end of year	$ 4,581	$3,530	$3,215

Loans outstanding to bank directors, executive officers and their related business interests amounted to $6.1 million and $5.6 million at December 31, 2008 and 2007, respectively. Repayments on these loans during the year ended December 31, 2008 were $23 thousand and loans made amounted to $513 thousand. Repayments on these loans during the year ended December 31, 2007 were $2.8 million and loans made amounted to $347 thousand. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and generally do not involve more than the normal risk of collectability.

At December 31, 2008 and 2007, loans individually evaluated and considered impaired under SFAS 114 "Accounting by Creditors for Impairment of a Loan" were as follows:

(Dollars in thousands)	December 31, 2008	2007
Total loans considered impaired at year end	$13,770	$2,896
Loans considered impaired for which there is a related allowance for loan loss:		
Outstanding loan balance	4,550	2,814
Related allowance	784	569
Loans considered impaired for which no related allowance was established	9,220	82
Average impaired loans	7,727	658

At December 31, 2008 and 2007, non-accrual loans totaled $1.7 million and $600 thousand, respectively. The gross interest income which would have been recorded under the original terms of the non-accrual loans amounted to $305 thousand in 2008 and $18 thousand in 2007. Interest recorded on non-accrual loans in 2008 and 2007 amounted to $73 thousand and $6 thousand, respectively.

Note 7—PROPERTY AND EQUIPMENT

Property and equipment consisted of the following:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Land	$ 5,675	$ 5,675
Premises	13,971	13,869
Equipment	6,694	6,108
	26,340	25,652
Accumulated depreciation	6,962	5,950
	$19,378	$19,702

Provision for depreciation included in operating expenses for the years ended December 31, 2008, 2007 and 2006 amounted to $1.0 million, $1.1 million and $1.0 million, respectively.

Note 8—GOODWILL, CORE DEPOSIT INTANGIBLE AND OTHER ASSETS

Intangible assets (excluding goodwill) consisted of the following:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Core deposit premiums, gross carrying amount	$ 3,438	$ 4,651
Other intangibles	646	—
	4,084	4,651
Accumulated amortization	(1,961)	(2,668)
Net	$ 2,123	$ 1,983

Amortization of the core deposit intangibles amounted to $507 thousand, $670 thousand and $637 thousand for the years ended December 31, 2008, 2007 and 2006, respectively. Amortization of the intangibles is scheduled to be as follows:

(Dollars in thousands)	
2009	621
2010	621
2011	517
2012	204
2013	160
	$2,123

The acquisition of two financial advisory firms in 2008 resulted in recognition of $646 thousand in an intangible asset related to the customer list. The intangible asset will be amortized on a straight line basis over five years.

Goodwill at December 31, 2008 and 2007 amounted to $27.8 million. This represents $4.9 million acquired in the DeKalb acquisition in 2006, $22.8 million acquired in the DutchFork acquisition in 2004

Note 8—GOODWILL, CORE DEPOSIT INTANGIBLE AND OTHER ASSETS (Continued)

and $36 thousand resulting from a branch acquisition in 2003. The goodwill from each of these acquisitions is tested for impairment annually, as of September 30th in accordance with SFAS 142. The fair value is estimated using a cash flow approach based upon the present value of the expected cash flows based on the bank as one operating unit. These valuations indicated that no impairment charge was required during the years ended December 31, 2008, 2007 and 2006.

In 2006, the bank acquired $3.5 million in bank-owned life insurance that provides benefits to various existing officers. The carrying value of all existing policies at December 31, 2008 and 2007 was $10.2 million and $9.9 million, respectively and are included in other assets.

At December 31, 2008 and 2007 real estate owned acquired through foreclosure in settlement of loans amounted to $747 thousand and $133 thousand, respectively

Note 9—DEPOSITS

At December 31, 2008, the scheduled maturities of Certificates of Deposits are as follows:

(Dollars in thousands)	
2009	$175,013
2010	25,802
2011	14,559
2012	8,405
2013	9,551
Thereafter	8,000
	$241,330

Interest paid on certificates of deposits of $100 thousand or more totaled $4.6 million, $4.4 million and $3.3 million in 2008, 2007 and 2006, respectively.

Deposits from directors and executive officer and their related interests at December 31, 2008 amounted to approximately $2.3 million.

Note 10—SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE AND OTHER BORROWED MONEY

Securities sold under agreements to repurchase generally mature within one to four days from the transaction date. The weighted average interest rate at December 31, 2008 and 2007 was 0.42% and 4.26%, respectively. The maximum month-end balance during 2008 and 2007 was $40.0 million and $29.0 million respectively. The average outstanding balance during the year amounted to $28.2 million and $23.3 million and an average rate 1.24% and 5.93% during 2008 and 2007, respectively. Securities sold under agreements to repurchase are collateralized by securities with a fair market value of 100% of the agreement.

Other borrowed money at December 31, 2008 and 2007 consisted of $152 thousand and $190 thousand, respectively which was due under the treasury tax and loan note program.

At December 31, 2008 and 2007, the company had unused short-term lines of credit totaling $20.0 million.

Note 11—ADVANCES FROM FEDERAL HOME LOAN BANK AND LONG-TERM DEBT

Advances from the FHLB Atlanta at December 31, 2008 and 2007, consisted of the following:

(Dollars in thousands)

	2008		2007	
Maturing	Weighted Average Rate	Amount	Weighted Average Rate	Amount
2009	0.48%	$ 9,000		$
2010	3.58%	28,896	3.64%	26,383
2011	3.05%	18,500	5.35%	500
2013	3.57%	8,500		—
More than five Years	4.10%	41,058	4.04%	22,416
	3.42%	$105,954	3.93%	$49,299

In addition, at December 31, 2008, the company has two advances carried at fair value under FAS 159. One matures in 2010 and at December 31, 2008 has a fair value of $1.0 million with a par value of $1.0 million and a fixed rate of 3.82%. The second advance matures in 2011 and has a fair value of $1.5 million and a par value of $1.5 million and fixed rate of 3.19%.

As collateral for its advances, the company has pledged in the form of blanket liens, eligible loans, in the amount of $93.8 million at December 31, 2008. In addition, securities with a fair value of approximately $64.0 million have been pledged as collateral for advances as of December 31, 2008. At December 31, 2007 loans in the amount of $137.4 million and securities with a fair value of $487 thousand were pledged as collateral for advances. In addition, the company's investment in Federal Home Loan Bank stock is pledged for advances. Advances are subject to prepayment penalties. The average advances during 2008 and 2007 were $89.3 million and $38.7 million, respectively. The average interest rate for 2008 and 2007 was 3.66% and 3.99%, respectively. The maximum outstanding amount at any month end was $108.5 million and $52.9 million for 2008 and 2007.

Purchase premiums included in advances acquired in the acquisition of DutchFork are reflected in the advances maturing in 2010 amount to $896 thousand at December 31, 2008. At December 31, 2007 the premium was $1.4 million. The coupon rate on the $25.0 million advance maturing in 2010 is 5.76%.

Note 12—JUNIOR SUBORDINATED DEBENTURES

On September 16, 2004, FCC Capital Trust I (Trust I), a wholly owned subsidiary of the company, issued and sold floating rate securities having an aggregate liquidation amount of $15.0 million. The Trust I securities accrue and pay distributions quarterly at a rate per annum equal to LIBOR plus 257 basis points. The distributions are cumulative and payable in arrears. The Company has the right, subject to events of default, to defer payments of interest on the Trust I securities for a period not to exceed 20 consecutive quarters, provided no extension can extend beyond the maturity date of September 16, 2034. The Trust I securities are mandatorily redeemable upon maturity at September 16, 2034. If the Trust I securities are redeemed on or after September 16, 2009, the redemption price will be 100% of the principal amount plus accrued and unpaid interest. The Trust I securities may be redeemed in whole but not in part, at any time prior to September 16, 2009 following the occurrence of a tax event, a capital treatment event or an investment company event. Currently these securities

Note 12—JUNIOR SUBORDINATED DEBENTURES (Continued)

qualify under risk-based capital guidelines as Tier 1 capital, subject to certain limitations. The company has no current intention to exercise its right to defer payments of interest on the Trust I securities.

Note 13—INCOME TAXES

Income tax expense (benefit) for the years ended December 31, 2008, 2007 and 2006 consists of the following:

(Dollars in thousands)	Year ended December 31 2008	2007	2006
Current			
Federal	$ 1,143	$1,061	$1,302
State	—	218	213
	1,143	1,279	1,515
Deferred			
Federal	(4,904)	446	(63)
State	—	—	—
	(4,904)	446	(63)
Income tax expense (benefit)	$(3,761)	$1,725	$1,452

Reconciliation from expected federal tax expense to effective income tax expense (benefit) for the periods indicated are as follows:

(Dollars in thousands)	Year ended December 31 2008	2007	2006
Expected federal income tax expense	$(3,588)	$1,934	$1,684
State income tax net of federal benefit	—	144	140
Tax exempt interest	(118)	(126)	(100)
Nontaxable dividends	(69)	(139)	(146)
Increase in cash surrender value life insurance	(141)	(118)	(112)
Other	155	30	(14)
	$(3,761)	$1,725	$1,452

Note 13—INCOME TAXES (Continued)

The following is a summary of the tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities:

(Dollars in thousands)	December 31, 2008	December 31, 2007
Assets:		
Allowance for loan losses	$ 1,558	$1,200
Excess tax basis of deductible intangible assets	208	233
Excess book depreciation over tax depreciation	225	—
Premium on purchased FHLB Advances	304	470
Net operating loss carry forward	2,071	2,948
Excess tax basis of assets acquired	612	815
Unrealized loss on available-for sale-securities	784	1,333
Compensation expense deferred for tax purposes	389	232
Fair value adjustment on interest rate swap agreement	246	—
Deferred loss on other-than-temporary-impairment charges	4,928	—
Alternative minimum tax credit carryforward	245	133
Other	112	—
Total deferred tax asset	11,682	7,364
Valuation reserve	350	—
Total deferred tax asset net of valuation reserve	11,332	7,364
Liabilities:		
Tax depreciation in excess of book depreciation	—	157
Excess tax basis of non-deductible intangible assets	503	669
Excess financial reporting basis of assets acquired	1,014	1,027
Other	12	63
Total deferred tax liabilities	1,529	1,916
Net deferred tax asset recognized	$ 9,803	$5,448

The $350 thousand valuation allowance established in 2008 primarily related to deferred tax benefits for contribution carryforwards that will expire in 2009. At December 31, 2008, the company has net operating loss carry forwards acquired in the acquisitions of DutchFork and DeKalb for federal income tax purposes of approximately $6.1 million available to offset future taxable income through 2025. There was no valuation allowance for deferred tax assets at December 31, 2007. A valuation allowance is established when management believes that the related deferred tax asset is more likely than not going to be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred income tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Additional amounts of these deferred tax assets considered to be realizable could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced. During 2008, the company recognized OTTI charges on certain investment securities in the amount of $14.5 million which resulted in recognition of a $4.9 million deferred tax asset. These losses are not deductible until the securities

Note 13—INCOME TAXES (Continued)

are sold or are deemed worthless. At December 31, 2008 the securities were still held by the company. The net deferred asset is included in other assets on the consolidated balance sheets.

A portion of the change in the net deferred tax asset relates to unrealized gains and losses on securities available-for-sale. The change in the tax expense related to the change in unrealized losses on available for sale securities of $549 thousand has been recorded directly to shareholders' equity. The balance in the change in net deferred tax asset results from the current period deferred tax benefit of $5.3 million reduced by the $350 thousand valuation reserve.

Note 14—FAIR VALUE OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosure about Fair Value of Financial Instruments" (SFAS 107), requires the company to disclose estimated fair values for its financial instruments. Fair value estimates, methods, and assumptions are set forth below.

Cash and short term investments—The carrying amount of these financial instruments (cash and due from banks, federal funds sold and securities purchased under agreements to resell) approximates fair value. All mature within 90 days and do not present unanticipated credit concerns.

Investment Securities—Fair values are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans—The fair value of loans are estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. As discount rates are based on current loan rates as well as management estimates, the fair values presented may not be indicative of the value negotiated in an actual sale.

Accrued Interest Receivable—The fair value approximates the carrying value.

Interest rate cap/floor—The fair value approximates the carrying value.

Deposits—The fair value of demand deposits, savings accounts, and money market accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposits is estimated by discounting the future cash flows using rates currently offered for deposits of similar remaining maturities.

Federal Home Loan Bank Advances—Fair value is estimated based on discounted cash flows using current market rates for borrowings with similar terms.

Short Term Borrowings—The carrying value of short term borrowings (securities sold under agreements to repurchase and demand notes to the U.S. Treasury) approximates fair value.

Junior Subordinated Debentures—The fair values of junior subordinated debentures is estimated by using discounted cash flow analyses based on incremental borrowing rates for similar types of instruments.

Accrued Interest Payable—The fair value approximates the carrying value.

Commitments to Extend Credit—The fair value of these commitments is immaterial because their underlying interest rates approximate market.

Note 14—FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

The carrying amount and estimated fair value of the company's financial instruments are as follows:

	December 31, 2008		December 31, 2007	
(Dollars in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:				
Cash and short term investments	$ 12,367	$ 12,367	$ 13,682	$ 13,682
Held-to-maturity securities	69,482	63,672	6,317	6,361
Trading securities	2,505	2,505	2,876	2,876
Available-for-sale securities	155,378	155,776	165,908	160,908
Other investments, at cost	7,710	7,710	5,157	5,157
Loans receivable	332,964	338,811	310,028	308,268
Allowance for loan losses	4,581	—	3,530	—
Net loans	328,383	338,811	306,498	308,268
Accrued interest	2,580	2,580	2,598	2,598
Interest rate cap/floor/swap	(725)	(725)	458	458
Financial liabilities:				
Non-interest bearing demand	$ 65,751	$ 65,751	$ 79,509	$ 79,509
NOW and money market accounts	94,256	94,256	88,038	88,038
Savings	22,461	22,461	24,272	24,272
Time deposits	241,330	244,411	214,036	215,457
Total deposits	423,798	426,879	405,855	407,276
Federal Home Loan Bank Advances	105,954	110,778	49,299	51,051
Federal Home Loan Bank Advances (Fair Value)	2,582	2,582	1,533	1,533
Short term borrowings	28,303	28,303	23,524	23,524
Junior subordinated debentures	15,464	15,464	15,464	15,464
Accrued interest payable	3,047	3,047	3,711	3,711

Note 15—COMMITMENTS, CONCENTRATIONS OF CREDIT RISK AND CONTINGENCIES

The bank is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The bank's exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of these instruments. The bank uses the same credit policies in making commitments as for on-balance sheet instruments. At December 31, 2008 and 2007, the bank had commitments to extend credit including lines of credit of $50.8 million and $53.0 million respectively.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require a payment of a fee. Since commitments may expire without being drawn upon, the total commitments do not necessarily represent future cash requirements. The bank evaluates each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the bank upon extension of credit, is based on management's credit evaluation of the party. Collateral held varies but may include inventory, property and equipment, residential real estate and income producing commercial properties.

Note 15—COMMITMENTS, CONCENTRATIONS OF CREDIT RISK AND CONTINGENCIES (Continued)

The primary market area served by the bank is Lexington, Richland, Newberry and Kershaw Counties within the Midlands of South Carolina. Management closely monitors its credit concentrations and attempts to diversify the portfolio within its primary market area. The company considers concentrations of credit risk to exist when pursuant to regulatory guidelines, the amounts loaned to multiple borrowers engaged in similar business activities represent 25% or more of the bank's risk based capital, or approximately $12.8 million. Based on this criteria, the bank had four such concentrations at December 31, 2008, including $87.6 million (26.3% of total loans) private households, $40.1 million (12.1% of total loans) to lessors of residential properties, $45.0 million (13.5% of total loans) of lessors of non-residential properties and $17.2 million (5.2% of total loans) to religious organizations. Although the bank's loan portfolio, as well as, existing commitments, reflect the diversity of its primary market area, a substantial portion of its debtor's ability to honor their contracts is dependent upon the economic stability of the area.

The nature of the business of the Company and Bank may at times result in a certain amount of litigation. The Bank is involved in certain litigation that is considered incidental to the normal conduct of business. Management believes that the liabilities, if any, resulting from the proceedings will not have a material adverse effect on the consolidated financial position, consolidated results of operations or consolidated cash flows of the company.

At December 31, 2008, the bank has entered into the following interest rate cap and swap agreements:

(Dollars in thousands)

Notional Amount	Description	Cap/Swap Rate	Contract Date	Expiration Date	Fair Value 12/31/2008
$10,000	Interest Rate Cap	4.50%	9/6/2005	8/31/2009	$ —
$10,000	Interest Rate Swap	3.66% fixed	10/8/2008	10/8/2013	(725)
					$(725)

The fair value of the cap contract agreement was entered into to protect assets and liabilities from the negative effects of volatility in interest rates. The agreement provides for a payment to the bank of the difference between the cap rate of interest and the market rate of interest. The bank's exposure to credit risk is limited to the ability of the counterparty to make potential future payments required pursuant to the agreement. The bank's exposure to market risk of loss is limited to the market value of the cap. Any gain or loss on the value of this contract is recognized in earnings on a current basis. The bank has received payments under the terms of the cap contract in the amount of $15 thousand, $92 thousand and $49 thousand during the years ended December 31, 2008, 2007 and 2006, respectively. The bank recognized ($14) thousand, $178 thousand, $68 thousand in other income to reflect the increase (decrease) in the value of the cap contract and floor contract (terminated in 2008) for the years ended December 31, 2008, 2007 and 2006, respectively. During the year ended December 31, 2008 the bank terminated an interest rate floor contract that it had entered into on July 24, 2006. The bank received cash in the amount of $608 thousand and recognized a gain on the sale of $179 thousand in other income.

Note 15—COMMITMENTS, CONCENTRATIONS OF CREDIT RISK AND CONTINGENCIES (Continued)

The bank entered into a five year interest rate swap agreement on October 8, 2008. The swap agreement has a $10.0 million notional amount. The bank will receive a variable rate of interest on the notional amount based on a three month LIBOR rate and pay a fixed rate interest of 3.66%. The contract was entered into to protect us from the negative impact of rising interest rates. The bank's exposure to credit risk is limited to the ability of the counterparty to make potential future payments required pursuant to the agreement. The bank's exposure to market risk of loss is limited to the changes in the market value of the swap between reporting periods. At December 31, 2008 the fair value of the contract was a negative $725 thousand. The fair value adjustment of ($725) thousand was recognized in other income for the year ended December 31, 2008. The fair value of the contract is calculated based on the present value, over the remaining term of the contract, of the difference between the five year swap rate multiplied by the notional amount at the reporting date and the fixed interest rate of 3.66% multiplied by the notional amount of the contract.

Note 16—OTHER EXPENSES

A summary of the components of other non-interest expense is as follows:

	Year ended December 31,		
(Dollars in thousands)	2008	2007	2006
ATM/Debit card processing	$ 342	$ 347	$ 265
Supplies	188	218	271
Telephone	331	361	381
Courier	98	89	79
Correspondent services	102	157	169
Insurance	188	217	208
FDIC/FICO premium assessment	267	60	47
Postage	191	196	168
Loss on limited partnership interest	382	—	—
Director fees	225	171	176
Professional fees	977	903	833
Other	770	547	607
	$4,061	$3,266	$3,204

Note 17—STOCK OPTIONS

The company has adopted a Stock Option Plan whereby shares have been reserved for issuance by the company upon the grant of stock options or restricted stock awards. At December 31, 2008 the company has 258,480 shares reserved for future grants. The plan provides for the grant of options to key employees and Directors as determined by a Stock Option Committee made up of at least two members of the board of directors. Options are exercisable for a period of ten years from date of grant.

Note 17—STOCK OPTIONS (Continued)

Stock option transactions for the years ended December 31, 2008, 2007 and 2006 are summarized as follows:

	Shares	Weighted Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value (in thousands)
Outstanding December 31, 2005	328,092	$11.87		
Exercised	(112,932)	8.66		
Forfeited	(6,116)	19.05		
Granted in acquisition	71,227	13.32		
Outstanding December 31, 2006	280,271	$13.38	5.21	$936
Exercised	(54,230)	13.18		
Forfeited	(328)	14.00		
Outstanding December 31, 2007	225,713	13.43	4.18	$410
Exercised	(200)	9.23		
Outstanding December 31, 2008	225,513	13.43	3.18	
Exercisable at December 31, 2008	225,513	$13.43	3.18	$ —

Stock options outstanding and exercisable as of December 31, 2008, are as follows:

Range of Exercise Prices Low/High	Number of Option Shares Outstanding and Exercisable	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price
$9.23/$13.63	115,038	2.20	$ 9.36
$14.00/$16.70	45,975	1.67	14.10
$19.00/$22.50	64,500	6.02	20.24
	225,513	3.18	$13.43

Options granted in conjunction with the 2006 acquisition of DeKalb had an average fair value of $8.21. There were no other options granted in 2006. The total intrinsic value of share options exercised during the year ended December 31, 2008, 2007 and 2006 was approximately $1 thousand, $216 thousand and $1.1 million, respectively. The total fair value of options granted, excluding shares granted in conjunction with acquisition, in 2006 was $429 thousand.

During 2008 the Company issued 16,250 shares of restricted stock in connection with the acquisition of two investment advisory firms. The shares cliff vest in two years and are fully vested on September 15, 2010. The weighted average fair value of the shares issued was $12.00. Total cost associated with the shares issued amounted to $195 thousand and is included in salaries and benefit expense.

Note 18—EMPLOYEE BENEFIT PLAN

The company maintains a 401(k) plan, which covers substantially all employees. Participants may contribute up to the maximum allowed by the regulations. During the year ended December 31, 2008, 2007 and 2006 the plan expense amounted to $181 thousand, $137 thousand and $112 thousand, respectively. Prior to July 1, 2007 The company matched 50% of an employee's contribution up to a

Note 18—EMPLOYEE BENEFIT PLAN (Continued)

6.00% participant contribution. Beginning July 1, 2007 the company matches 100% of the employees contribution up to 3% and 50% of the employees contribution on the next 2% of the employees contribution.

The company acquired various single premium life insurance policies from DutchFork that are funding fringe benefits to certain employees and officers. A Salary Continuation Plan was established payable to two key individuals upon attainment of age 63. The plan provides for monthly benefits of $2,500 each for seventeen years. Other plans acquired were supplemental life insurance covering certain key employees. No expense is accrued relative to these benefits, as the life insurance covers the anticipated payout with the company receiving the remainder, thereby recovering its investment in the policies. In 2006, the company established a salary continuation plan which covers six additional key officers. The plan provides for monthly benefits upon normal retirement age of varying amounts for a period of fifteen years. Additional single premium life insurance policies were purchased in 2006 in the amount of $3.5 million designed to offset the funding of these additional fringe benefits. The cash surrender value at December 31, 2008 of all bank owned life insurance was $10.2 million. Expenses accrued for the anticipated benefits under the Salary Continuation Plans for the year ended December 31, 2008, 2007 and 2006 amounted to $301 thousand, $294 thousand, 186 thousand, respectively.

Note 19—EARNINGS PER SHARE

The following reconciles the numerator and denominator of the basic and diluted earnings per share computation:

	Year ended December 31,		
(Amounts in thousands)	2008	2007	2006
Numerator (Included in basic and diluted earnings per share)	$(6,864)	$3,965	$3,501
Denominator			
Weighted average common shares outstanding for:			
Basic earnings per share	3,203	3,234	3097
Dilutive securities:			
Stock options—Treasury stock method	—	50	77
Diluted earnings per share	3,203	3,284	3,174

The average market price used in calculating the assumed number of dilutive shares issued for the years ended December 31, 2007 and 2006 and was $16.16 and $17.92, respectively. As result of the net loss in 2008 options are not dilutive in calculating diluted earnings per share.

Note 20—SHAREHOLDERS' EQUITY, CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS

The company and bank are subject to various federal and state regulatory requirements, including regulatory capital requirements. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions that, if undertaken, could have a direct material effect on the company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the company and bank must meet specific capital

Note 20—SHAREHOLDERS' EQUITY, CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)

guidelines that involve quantitative measures of the company's assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The company's and bank's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weighting, and other factors. The company and bank are required to maintain minimum Tier 1 capital, total risked based capital and Tier 1 leverage ratios of 4%, 8% and 3%, respectively.

At December 31, 2008, the most recent notification from the Comptroller of the Currency categorized the bank as well capitalized under the regulatory framework for prompt corrective action. To be well capitalized the bank must maintain minimum Tier 1 capital, total risk-based capital and Tier 1 leverage ratios of 6%, 10% and 5%, respectively. There are no conditions or events since that notification that management believes have changed the bank's well-capitalized status.

The actual capital amounts and ratios as well as minimum amounts for each regulatory defined category for the bank and the company are as follows:

(Dollars in thousands)	Actual		Required to be Categorized Adequately Capitalized		Required to be Categorized Well Capitalized	
	Amount	Ratio	Amount	Ratio		
December 31, 2008						
First Community Corporation						
Tier 1 Capital	$50,298	12.58%	$15,933	4.00%	N/A	N/A
Total Risked Based Capital	54,879	13.73%	31,943	8.00%	N/A	N/A
Tier 1 Leverage	50,298	8.28%	24,302	4.00%	N/A	N/A
First Community Bank, NA						
Tier 1 Capital	$44,931	11.27%	$15,940	4.00%	$23,910	6.00%
Total Risked Based Capital	49,512	12.42%	31,880	8.00%	39,850	10.00%
Tier 1 Leverage	44,931	7.40%	24,287	4.00%	30,359	5.00%
December 31, 2007						
First Community Corporation						
Tier 1 Capital	$50,644	13.66%	$14,827	4.00%	N/A	N/A
Total Risked Based Capital	54,174	14.61%	29,654	8.00%	N/A	N/A
Tier 1 Leverage	50,644	9.31%	21,752	4.00%	N/A	N/A
First Community Bank, NA						
Tier 1 Capital	$47,400	12.82%	$14,794	4.00%	$22,191	6.00%
Total Risked Based Capital	50,930	13.77%	29,588	8.00%	36,986	10.00%
Tier 1 Leverage	47,400	8.75%	21,676	4.00%	27,095	5.00%

Under applicable federal law, the Comptroller of the Currency restricts a national bank's total dividend payments in any calendar year to net profits of that year combined with retained net profits for the two preceding years at December 31, 2008 as result of the net loss there were no retained net profits free of such restriction. As a result until the Bank recognizes earnings exceeding approximately $1.2 million, dividends from the bank to the holding company are restricted without prior approval of the Office of the Comptroller of the Currency.

Note 20—SHAREHOLDERS' EQUITY, CAPITAL REQUIREMENTS AND DIVIDEND RESTRICTIONS (Continued)

On November 21, 2008, as part of the CPP established by the Treasury under the EESA, the company entered into the CPP Purchase Agreement with the Treasury dated November 21, 2008 pursuant to which the company issued and sold to the Treasury (i) the Series T Preferred Stock and (ii) the CPP Warrant for an aggregate purchase price of $11.350 million in cash. The proceeds from this offering qualify as Tier 1 capital under the regulatory capital guidelines.

Cumulative dividends on the Series T Preferred Stock will accrue on the liquidation preference at a rate of 5% per annum for the first five years, and at a rate of 9% per annum thereafter, but will be paid only if, as, and when declared by the company's board of directors. The Series T Preferred Stock has no maturity date and ranks senior to the common stock with respect to the payment of dividends and distributions and amounts payable upon liquidation, dissolution and winding up of the company. The Series T Preferred Stock generally is non-voting.

Under the terms of the agreement the company may redeem the Series T Preferred Stock at par after February 15, 2012. Prior to this date, the company may redeem the Series T Preferred Stock at par if (i) the company has raised aggregate gross proceeds in one or more Qualified Equity Offerings (as defined in the CPP Purchase Agreement) in excess of approximately $2.8 million, and (ii) the aggregate redemption price does not exceed the aggregate net proceeds from such Qualified Equity Offerings. The Recovery Act signed by the President on February 17, 2009 amended the terms of the agreement and allows the company to redeem the Series T Preferred Stock prior to February 15, 2012. Any redemption is subject to the consent of the Board of Governors of the Federal Reserve System.

Note 21—PARENT COMPANY FINANCIAL INFORMATION

The balance sheets, statements of operations and cash flows for First Community Corporation (Parent Only) follow:

(Dollars in thousands)	At December 31, 2008	2007
Condensed Balance Sheets		
Assets:		
Cash on deposit	$ 1,692	$ 1,408
Securities purchased under agreement to resell	585	180
Investment securities available-for-sale	3,297	1,233
Investment in bank subsidiary	77,788	75,764
Other	556	1,148
Total assets	$83,918	$79,733
Liabilities:		
Junior subordinated debentures	$15,464	$15,464
Other	298	273
Total liabilities	15,762	15,737
Shareholders' equity	68,156	63,996
Total liabilities and shareholders' equity	$83,918	$79,733

(Dollars in thousands)	Year ended December 31, 2008	2007	2006
Condensed Statements of Operations			
Income:			
Interest income	$ 137	$ 57	$ 55
Dividend income from bank subsidiary	1,785	1,934	1,314
Equity in undistributed earnings (loss) of subsidiary	(7,875)	2,904	3,420
Total income	(5,953)	4,895	4,790
Expenses:			
Interest expense	927	1,201	1,161
Other	165	143	128
Total expense	1,092	1,344	1,289
Income (loss) before taxes	(7,045)	3,551	3,501
Income taxes (benefit)	(253)	(413)	—
Net Income (loss)	$(6,792)	$3,964	$3,501

Note 21—PARENT COMPANY FINANCIAL INFORMATION (Continued)

(Dollars in thousands)	Year ended December 31, 2008	2007	2006
Condensed Statements of Cash Flows			
Cash flows from operating activities:			
Net Income (loss)	$ (6,793)	$ 3,965	$ 3,501
Adjustments to reconcile net income (loss) to net cash provided by operating activities			
Increase in equity in undistributed earnings of subsidiary	7,875	(2,904)	(3,422)
Other-net	604	(302)	(323)
Net cash provided (used) by operating activities	1,686	759	(244)
Cash flows from investing activities:			
Purchase of available-for sale-securities	(3,250)	—	—
Maturity of available-for-sale securities	1,250	—	—
Investment in bank subsidiary	(9,195)	—	—
Net cash received (disbursed) in business combination	—	—	27
Net cash provided (used) by investing activities	(11,195)	—	27
Cash flows from financing activities:			
Dividends paid	(1,088)	(873)	(708)
Purchase of common stock	(267)	(2,033)	(1,254)
Proceeds from issuance of common stock	203	900	1,436
Proceeds from issuance of preferred stock	11,350	—	—
Net cash provided (used) in financing activities	10,198	(2,006)	(526)
Increase (decrease) in cash and cash equivalents	689	(1,247)	(743)
Cash and cash equivalents, beginning of period	1,588	2,835	3,578
Cash and cash equivalents, end of period	$ 2,277	$ 1,588	$ 2,835

Note 22—QUARTERLY FINANCIAL DATA (UNAUDITED)

The following provides quarterly financial data for 2008 and 2007 (Dollars in thousands, except per share amounts).

	Fourth Quarter	Third Quarter	Second Quarter	First Quarter
2008				
Interest Income	$ 8,244	$ 8,426	$ 8,484	$7,854
Net interest income	4,287	4,436	4,487	3,988
Provision for loan losses	1,406	359	209	155
Gain (loss) on sale of securities	—	—	—	(28)
Other-than-temporary-impairment	(169)	(8,163)	(6,162)	—
Income (loss) before income taxes	(1,126)	(6,632)	(4,403)	1,607
Net income (loss)	(488)	(3,946)	(3,482)	1,123
Preferred stock dividends	71	—	—	—
Net income (loss) available to common shareholders	(559)	(3,946)	(3,482)	1,123
Net income (loss) per share, basic	(0.17)	(1.23)	(1.09)	0.35
Net income (loss) per share , diluted	(0.17)	(1.23)	(1.09)	0.35
2007				
Interest Income	$ 8,120	$ 7,997	$ 7,541	$7,298
Net interest income	4,004	3,909	3,768	3,609
Provision for loan losses	132	134	1,112	114
Gain (loss) on sale of securities	(24)	—	69	4
Income before income taxes	1,771	1,665	1,276	978
Net income	1,198	1,148	893	726
Net income per share, basic	0.37	0.35	0.28	0.22
Net income per share, diluted	0.37	0.35	0.27	0.22

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A(T). Controls and Procedures.

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Exchange Act Rule 13a-15(e). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our current disclosure controls and procedures are effective as of December 31, 2008. There have been no significant changes in our internal controls over financial reporting during the fourth fiscal quarter ended December 31, 2008 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of future events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Management's Report on Internal Controls Over Financial Reporting

We are responsible for establishing and maintaining adequate internal controls over financial reporting. Management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2008 is included in Item 8 of this report under the heading "Management's Report on Internal Controls Over Financial Reporting."

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by our registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this annual report.

Changes in Internal Controls

There were no changes in our internal controls over financial reporting that occurred during our most recent fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

Item 9B. Other Information.

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by Item 10 is hereby incorporated by reference from our proxy statement for our 2009 annual meeting of shareholders to be held on May 20, 2009.

We have adopted a Code of Ethics that applies to our directors, executive officers (including our principal executive officer and principal financial officer) and employees in accordance with the Sarbanes-Oxley Corporate Responsibility Act of 2002. The Code of Ethics is available on our web site at: *www.firstcommunitysc.com.*

Item 11. Executive Compensation.

The information required by Item 11 is hereby incorporated by reference from our proxy statement for our 2009 annual meeting of shareholders to be held on May 20, 2009.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The following table sets forth equity compensation plan information at December 31, 2008. All information has been adjusted for any stock splits and stock dividends effected during the periods presented.

	Equity Compensation Plan Information		
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (c) (excluding securities reflected in column(a))
	(a)	(b)	
Equity compensation plans approved by security holders(1)	225,313	$13.43	258,480
Equity compensation plans not approved by security holders	—	—	—
Total(2)	225,313	$13.43	258,480

(1) The number of shares of common stock available for issuance under the 1999 Stock Incentive Plan automatically increases on the first trading day each calendar year beginning January 1, 2000, by an amount equal to 3% of the shares of common stock outstanding.

(2) Includes 110,991 shares with a weighted average exercise price of $9.23 issuable under the First Community Corporation / DutchFork Bancshares, Inc. Stock Incentive Plan, and 14,569 shares with a weighted average exercise price of $13.32 issuable under the First Community Corporation / DeKalb Bankshares, Inc. Stock Incentive Plan. These plans, and the outstanding awards, were assumed by us in connection with the merger with DutchFork Bancshares, Inc. and DeKalb Bankshares, Inc. We are not authorized to make any additional awards under these plans. These plans were previously approved by the shareholders of DutchFork Bancshares, Inc.

The additional information required by this Item 12 is set forth under "Security Ownership of Certain Beneficial Owners and Management" and hereby incorporated by reference from our proxy statement for our 2009 annual meeting of shareholders to be held on May 20, 2009.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by Item 13 is hereby incorporated by reference from our proxy statement for our 2009 annual meeting of shareholders to be held on May 20, 2009.

Item 14. Principal Accounting Fees and Services.

The information required by Item 14 is hereby incorporated by reference from our proxy statement for our 2009 annual meeting of shareholders to be held on May 20, 2009.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)(1) Financial Statements

The following consolidated financial statements are located in Item 8 of this report.

- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2008 and 2007
- Consolidated Statements of Income (loss) for the years ended December 31, 2008, 2007 and 2006
- Consolidated Statements of Changes in Shareholders' Equity and Comprehensive Income for the years ended December 31, 2008, 2007 and 2006
- Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
- Notes to the Consolidated Financial Statements

(2) Financial Statement Schedules

These schedules have been omitted because they are not required, are not applicable or have been included in our consolidated financial statements.

(3) Exhibits

The following exhibits are required to be filed with this Report on Form 10-K by Item 601 of Regulation S-K.

2.1	Agreement and Plan of Merger between First Community Corporation and DeKalb Bankshares, Inc. dated January 19, 2006 (incorporated by reference to Exhibit 2.1 to the company's Form 8-K filed on January 20, 2006).
3.1	Amended and Restated Articles of Incorporation (incorporated by reference to Exhibit 3.1 to the company's Registration Statement No. 33-86258 on Form S-1).
3.2	Bylaws (incorporated by reference to Exhibit 3.2 to the company's Registration Statement No. 33-86258 on Form S-1).
3.3	Articles of Amendment to the company's Amended and Restated Articles of Incorporation establishing the terms of the Series T Preferred Stock (incorporated by reference to Exhibit 3.1 to the company's Form 8-K filed on November 25, 2008).
4.1	Provisions in the company's Articles of Incorporation and Bylaws defining the rights of holders of the company's Common Stock (included in Exhibits 3.1, 3.2 and 3.3)
4.2	Form of Series T Preferred Stock Certificate with the United States Department of the Treasury dated November 21, 2008 (incorporated by reference to Exhibit 4.2 to the company's Form 8-K filed on November 25, 2008).
4.3	Warrant to Purchase up to 192,915 Shares of Common Stock (incorporated by reference to Exhibit 4.1 to the company's Form 8-K filed on November 25, 2008).
10.1	1996 Stock Option Plan and Form of Option Agreement (incorporated by reference to Exhibit 10.6 to the company's Form 10-KSB for the period ended December 31, 1995).*

10.2 First Community Corporation 1999 Stock Incentive Plan and Form of Option Agreement (incorporated by reference to Exhibit 10.8 to the company's Form 10-KSB for the period ended December 31, 1998).*

10.3 First Amendment to the First Community Corporation 1999 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to the company's Form 10-K for the period ended December 31, 2005).*

10.4 Agreement between First Community Bank and Summerfield Associates, Inc. dated June 28, 2005 (incorporated by reference to Exhibit 10.1 to the company's Form 8-K filed on August 15, 2005).

10.5 Divided Reinvestment Plan dated July 7, 2003 (incorporated by reference to Form S-3/D filed with the SEC on July 14, 2003, File No. 333-107009).*

10.6 Employment, Consulting, and Noncompete Agreement between First Community Bank, N.A., Newberry Federal Savings Bank, DutchFork Bancshares, Inc., and Steve P. Sligh dated April 12, 2004 (incorporated by reference to Exhibit 10.6 to the company's Registration Statement No. 333-116242 on Form S-4).

10.7 Employment, Consulting, and Noncompete Agreement between First Community Bank, N.A., Newberry Federal Savings Bank, DutchFork Bancshares, Inc., and J. Thomas Johnson dated April 12, 2004 (incorporated by reference to Exhibit 10.7 to the company's Registration Statement No. 333-116242 on Form S-4).

10.8 Amendment No. 1 to the Employment, Consulting, and Noncompete Agreement between First Community Bank N.A., and Steve P. Sligh dated September 14, 2005 (incorporated by reference to Exhibit 10.1 to the company's Form 8-K filed on September 15, 2005).

10.9 Form of Salary Continuation Agreement dated August 2, 2006 (incorporated by reference to Exhibit 10.1 to the company's Form 8-K filed on August 3, 2006).*

10.10 Non-Employee Director Deferred Compensation Plan approved September 30, 2006 and Form of Deferred Compensation Agreement (incorporated by reference to Exhibits 10.1 and 10.2 to the company's Form 8-K filed on October 4, 2006).

10.11 Letter Agreement, dated November 21, 2008, including Securities Purchase Agreement—Standard Terms incorporated by reference therein, between First Community Corporation and the United States Department of the Treasury (incorporated by reference to Exhibit 10.1 to the company's Form 8-K filed on November 25, 2008).

10.12 Form of Waiver, executed by each of Messrs. Michael C. Crapps, David K. Proctor, J. Ted Nissen, and Joseph G. Sawyer and Ms. Robin Brown (incorporated by reference to Exhibit 10.2 to the company's Form 8-K filed on November 25, 2008).*

10.13 Form of Letter Agreement, executed by each of Messrs. Michael C. Crapps, David K. Proctor, J. Ted Nissen, and Joseph G. Sawyer and Ms. Robin Brown (incorporated by reference to Exhibit 10.3 to the company's Form 8-K filed on November 25, 2008).*

10.14 Employment Agreement by and between Michael C. Crapps and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.1 to the company's Form 8-K filed on June 19, 2008).*

10.15 Employment Agreement by and between Joseph G. Sawyer and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.2 to the company's Form 8-K filed on June 19, 2008).*

10.16 Employment Agreement by and between David K. Proctor and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.3 to the company's Form 8-K filed on June 19, 2008).*

10.17 Employment Agreement by and between Robin D. Brown and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.4 to the company's Form 8-K filed on June 19, 2008).*

10.18 Employment Agreement by and between J. Ted Nissen and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.5 to the company's Form 8-K filed on June 19, 2008).*

10.19 Employment Agreement by and between James C. Leventis and First Community Corporation dated June 17, 2008 (incorporated by reference to Exhibit 10.6 to the company's Form 8-K filed on June 19, 2008).*

10.20 Amendment No. 2 to the First Community Corporation 1999 Stock Incentive Plan adopted October 21, 2008.*

21.1 Subsidiaries of the company.

23.1 Consent of Independent Registered Public Accounting Firm—Elliott Davis, LLC.

24.1 Power of Attorney (contained on the signature page hereto).

31.1 Rule 13a-14(a) Certification of the Chief Executive Officer.

31.2 Rule 13a-14(a) Certification of the Chief Financial Officer.

32 Section 1350 Certifications.

---

* Management contract or compensatory plan or arrangement required to be filed as an Exhibit to this Annual Report on Form 10-K.

(b) See listing of Exhibits above and Exhibit List following this Annual Report on Form 10-K for a listing of exhibits filed herewith.

(c) Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 27, 2009

FIRST COMMUNITY CORPORATION

By: /s/ MICHAEL C. CRAPPS

Michael C. Crapps
President and Chief Executive Officer

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Michael C. Crapps, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ RICHARD K. BOGAN Richard K. Bogan	Director	March 27, 2009
/s/ THOMAS C. BROWN Thomas C. Brown	Director	March 27, 2009
/s/ CHIMIN J. CHAO Chimin J. Chao	Director	March 27, 2009
/s/ MICHAEL C. CRAPPS Michael C. Crapps	Director, President, & Chief Executive Officer	March 27, 2009
/s/ HINTON G. DAVIS Hinton G. Davis	Director	March 27, 2009

Signature	Title	Date
/s/ ANITA B. EASTER Anita B. Easter	Director	March 27, 2009
/s/ O. A. ETHRIDGE O. A. Ethridge	Director	March 27, 2009
/s/ GEORGE H. FANN, JR. George H. Fann, Jr.	Director	March 27, 2009
/s/ J. THOMAS JOHNSON J. Thomas Johnson	Director, Vice Chairman of the Board,	March 27, 2009
/s/ W. JAMES KITCHENS, JR. W. James Kitchens, Jr.	Director	March 27, 2009
/s/ JAMES C. LEVENTIS James C. Leventis	Director, Chairman of the Board, & Secretary	March 27, 2009
/s/ ALEXANDER SNIPES, JR. Alexander Snipes, Jr.	Director	March 27, 2009
/s/ RICHARD M. TODD, JR. Richard M. Todd, Jr.	Director	March 27, 2009
/s/ LORETTA R. WHITEHEAD Loretta R. Whitehead	Director	March 27, 2009
/s/ MITCHELL M. WILLOUGHBY Mitchell M. Willoughby	Director	March 27, 2009
/s/ JOSEPH G. SAWYER Joseph G. Sawyer	Chief Financial Officer and Principal Accounting Officer	March 27, 2009

Independent Registered Public Accounting Firm

The Board of Directors
First Community Corporation
Lexington, South Carolina

We have audited the accompanying consolidated balance sheets of First Community Corporation and subsidiary (the Company), as of December 31, 2008 and 2007, and the related consolidated statements of income (loss), changes in shareholders' equity and comprehensive income (loss), and cash flows for the three years then ended. Such consolidated financial statements and our report thereon dated March 17, 2009, expressing an unqualified opinion (which are not presented herein), are included in the First Community Corporation, 2008 Report on Form 10K. These accompanying consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on such consolidated financial statements in relation to the complete consolidated financial statements.

In our opinion, the information set forth in the accompanying consolidated balance sheets as of December 31, 2008 and 2007, and the related consolidated statements of income (loss) for the three years then ended, is fairly stated, in all material respects, in relation to the basic consolidated financial statements from which it has been derived.

Elliott Davis, LLC

Elliott Davis, LLC
Columbia, South Carolina
March 17, 2009

Directors

Richard K. Bogan, MD, FCCP
Chairman, Chief Medical Officer
SLEEPMED, Inc.

Thomas C. Brown
Owner and President
T.C.B. Enterprises of SC, Inc.

Chimin J. Chao
President
Chao and Associates, Inc.

Michael C. Crapps
President and Chief Executive Officer
First Community Corporation
First Community Bank

Hinton G. Davis
Consultant
Davis-Garvin Agency, Inc.
Capital City Insurance Company, Inc.

Anita B. Easter
Principal
Greenleaf Enterprises

O.A. Ethridge, DMD
Pediatric Dentist, Retired

George H. Fann, Jr., DMD
General Dentistry

J. Thomas Johnson
Vice Chairman of the Board
First Community Corporation
First Community Bank

W. James Kitchens, Jr.
Certified Public Accountant
The Kitchens Firm, P.A.

James C. Leventis
Chairman of the Board
First Community Corporation
First Community Bank

Alex Snipe
President
Glory Communications

Roderick M. "Rick" Todd, Jr.
Attorney & Counselor at Law

Loretta R. Whitehead
Broker In Charge
EXIT Real Estate Consultants

Mitchell M. Willoughby
Partner
Willoughby and Hoefer, P.A.

Directors Emeritus
William L. Boyd, III
Robert G. Clawson
Broadus Thompson

Executive Officers

First Community Corporation

James C. Leventis
Chairman of the Board

Michael C. Crapps
President and
Chief Executive Officer

David K. Proctor
Senior Vice President and
Senior Credit Officer

Joseph G. Sawyer
Senior Vice President and
Chief Financial Officer

First Community Bank

James C. Leventis
Chairman of the Board

Michael C. Crapps
President and
Chief Executive Officer

David K. Proctor
Senior Vice President and
Senior Credit Officer

Joseph G. Sawyer
Senior Vice President and
Chief Financial Officer

Robin D. Brown
Senior Vice President
Director of Human Resources
and Marketing

J. Ted Nissen
Senior Vice President
Director of Commercial
and Retail Banking

Harry A. Deith
Vice President
Commercial Banker



Left to right:
Robin D. Brown, Michael C. Crapps, Harry A. Deith, James C. Leventis, David K. Proctor, Joseph G. Sawyer, J. Ted Nissen

Shareholder Information

Annual Meeting
The annual meeting of shareholders will be held at
11:00 am, Wednesday May 20, 2009:
South Carolina State Museum
Vista Room
301 Gervais Street
Columbia, SC 29201

Transfer Agent
Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
(800) 456-0596

10k/Financial Information
Copies of First Community Corporation's Annual Report to the Securities and Exchange Commission form 10K, and other information may be obtained from:
Joseph G. Sawyer
First Community Corporation
Post Office Box 64
Lexington, South Carolina 29071

Independent Registered Public Accounting Firm
Elliott Davis, LLC
1901 Main Street
Suite 1650
Columbia, South Carolina 29201

Stock Information

First Community Corporation's common stock is traded on the NASDAQ Capital Market under the trading symbol "FCCO." The following is a summary of stock prices for the company. These prices have been adjusted for all stock splits and stock dividends.

	2008			2007		
	HIGH	LOW	DIVIDENDS PAID	HIGH	LOW	DIVIDENDS PAID
1Q	$16.49	$12.70	$ 0.08	$ 18.99	$16.52	$0.06
2Q	$14.99	$11.66	$ 0.08	$ 17.85	$16.57	$0.07
3Q	$13.65	$ 9.56	$ 0.08	$ 16.66	$14.53	$0.07
4Q	$10.00	$ 6.31	$ 0.08	$ 16.18	$12.00	$0.07

All outstanding shares of our common stock are entitled to share equally in dividends from funds legally available when, and if, declared by the board of directors. The future dividend policy of the company is subject to the discretion of the board of directors and will depend upon a number of factors, including future earnings, financial condition, cash requirements and general business conditions. In addition, our ability to pay cash dividends may be dependent upon receiving cash in the form of dividends from First Community Bank, N.A. A national bank may only pay dividends out of its net profits then on hand, after deducting expenses, including losses and bad debts. In addition, the bank is prohibited from declaring a dividend on its shares of common stock until its surplus equals its stated capital, unless there has been transferred to surplus no less than one-tenth of the bank's net profits of the preceding two consecutive half-year periods (in the case of an annual dividend). The approval of the Office of the Comptroller of the Currency is required if the total of all dividends declared by the bank in any calendar year exceeds the total of its net profits for the year combined with its retained net profits for the preceding two years, less any required transfers to surplus.

First Community Corporation
Lexington, South Carolina 29072

Special thanks to First Community Bank employees Kevin Adams and Ed Pearce for providing some of the photos used in this report.

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